Exhibit 99.1

VERSAMET ROYALTIES CORPORATION

ANNUAL INFORMATION FORM

  For the year ended December 31, 2025

Dated: March 31, 2026

TABLE OF CONTENTS

Page

general matters	1
CURRENCY AND EXCHANGE RATE DATA	1
NON-IFRS MEASURES	1
cautionary note regarding FORWARD-LOOKING INFORMATION	2
CAUTIONARY NOTE REGARDING FUTURE-ORIENTED FINANCIAL INFORMATION	6
TECHNICAL AND THIRD-PARTY INFORMATION	6
MARKET AND INDUSTRY DATA	8
Corporate Structure	9
Business of VERSAMET	9
SUMMARY OF PROJECTS	19
GREENSTONE mine TECHNICAL INFORMATION	19
KIAKA mine TECHNICAL INFORMATION	35
DIVIDEND POLICY	42
description of capital structure	42
TRADING PRICE AND VOLUME	43
PRIOR SALES	43
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	44
PRINCIPAL SECURITYHOLDERS	45
DIRECTORS AND EXECUTIVE OFFICERS	46
Corporate Governance	50
Audit Committee	53
RISK FACTORS	54
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	77
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	77
INTEREST OF EXPERTS	77
TRANSFER AGENT AND REGISTRAR	77
MATERIAL CONTRACTS	77
ADDITIONAL INFORMATION	78
Schedule A – Board Mandate	A-1
Schedule B – Audit Committee Charter	B-1

general matters

The information contained in this annual information form (“AIF”), unless otherwise indicated, is given as of December 31, 2025. More current information may be available on our public website at www.versamet.com or under our profile on System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) at www.sec.gov/edgar.

Unless otherwise noted or the context otherwise requires, all references in this AIF to the “Company”, “Versamet”, “we”, “us” or “our” refer to Versamet Royalties Corporation.

CURRENCY AND EXCHANGE RATE DATA

In this AIF, all references to “$” are to US dollars and all references to “C$” are to Canadian dollars. Amounts in this AIF are stated in US dollars unless otherwise indicated. The Company presents its financial statements in US dollars and discloses certain financial information in this AIF in Canadian dollars. Certain totals, subtotals and percentages throughout this AIF may not reconcile due to rounding.

The following table sets out the high and low rates of exchange for one US dollar expressed in Canadian dollars during each of the following periods, the average rate of exchange for those periods and the rate of exchange in effect at the end of each of those periods, each based on the rate of exchange published by the Bank of Canada for conversion of US dollars into Canadian dollars.

	Years Ended December 31
	2024	2025
	(C$)	(C$)
High	1.4416	1.4603
Low	1.3316	1.3558
Average	1.3698	1.3978
Period End	1.4389	1.3706

NON-IFRS MEASURES

This AIF makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of the Company’s financial information reported under IFRS and may be calculated differently by other companies. These non-IFRS measures, including attributable gold equivalent ounces (“GEOs”), average cash cost per attributable GEO, average cash cost margin, earnings before interest, tax depreciation (including depletion) and amortization (“EBITDA”), adjusted EBITDA, cash flow from operating activities before working capital changes and cash flow from operating activities before working capital changes per common share in the capital of the Company (each, a “Common Share”), are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. See the Company’s Management’s Discussion and Analysis for the most recently completed year for a reconciliation of the foregoing non-IFRS measures to their most directly comparable measures calculated in accordance with IFRS.

cautionary note regarding FORWARD-LOOKING INFORMATION

This AIF contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our business, financial position, business strategy, growth plans, the reorganization of our corporate structure and strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances. Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management, in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this AIF.

In addition to the forward-looking information set out in the sections above, forward-looking information in this AIF includes statements relating to:

•	related business objectives;

•	agreements to be entered into with third parties;

•	expectations regarding industry trends, commodity prices, overall market growth rates and our growth rates and growth plans, strategies and opportunities;

•	our business plans and strategies;

•	our portfolio of assets;

•	global and local changes in economic and market conditions;

•	mine life of our royalties, streams or other interests;

•	the timing and amount of estimated future production from our assets;

•	statements with respect to Mineral Resources (as defined herein) and Mineral Reserves (as defined herein) in respect of our assets;

•	cash flow projections in respect of the Greenstone Mine and Kiaka Mine (each as defined herein);

•	funding and the commercial terms of the Upsized Credit Facility (as defined herein);

•	our estimated future cash flows;

•	expectations regarding compensation levels and plans for directors and executive officers; and

•	expectations with respect to future revenues and financial performance.

The forward-looking information included in this AIF is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These assumptions include, but are not limited to, the following:

•	our estimates of near, medium and long-term commodity prices;

•	for the properties in respect of which we hold an interest, the operation continues as a going concern;

•	the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, including with respect to Mineral Resources, Mineral Reserves, construction timelines, production estimates and other related matters, as applicable;

•	that each counterparty will satisfy its obligations in accordance with the contract to which it is a party with Versamet, and that each such contract will be enforceable in accordance with its terms;

•	no adverse development relating to any property in respect of which we hold an interest;

•	that the Greenstone Mine and Kiaka Mine included in our asset portfolio will continue operations as described in this AIF;

•	that projects not yet in production or in development included in our asset portfolio will be developed, transitioned into production or development and successfully achieve production and commercial ramp-up, in each case, in accordance with our expectations;

•	the absence of an outbreak or escalation of infectious diseases or other similar health threats that could result in the suspension, shutdown or delay of the operations in the properties in which we hold an interest;

•	no material changes will occur with respect to our existing and anticipated tax treatment; and

•	the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied.

Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, the following:

•	limited operating history and uncertainty of future revenues;

•	changes in commodity prices will affect the revenues generated from our portfolio and our profitability;

•	we have no or limited control over the operation of the properties in respect of which we hold an interest and the operators’ failure to perform or decision to cease or suspend operations will affect our revenues;

•	the Greenstone Mine and the Kiaka Mine are material to Versamet for the purposes of NI 43-101 (as defined herein). Other assets and properties may become material to Versamet from time to time and any adverse development related to any such assets will affect the revenue derived from such assets;

•	increased competition for royalties, streams and other interests could adversely affect our ability to acquire additional interests in mineral properties;

•	our major shareholders can exert significant influence over our company and may have interests that differ from other shareholders;

•	some of the properties in respect of which we hold an interest may never achieve commercial production, and we may lose our entire investment;

•	risks related to health epidemics, pandemics and other outbreaks of communicable diseases, which could significantly disrupt our operations and may materially and adversely affect our business, financial condition and results of operations;

•	sales of assets in respect of which we hold an interest may result in a new operator and any failure of such operator to perform could affect our revenues;

•	we may acquire royalties, streams or other interests in respect of properties that are speculative and there can be no guarantee that mineable deposits will be discovered, developed or mined;

•	we have limited access to data and disclosure regarding the operation of properties in respect of which we hold an interest, which affects our ability to assess and predict the performance of such interests;

•	we depend on the operators for the calculation of certain payments, and it may not be possible to detect errors in payment calculations;

•	we are dependent on the payment or delivery by the owners and operators of the properties in respect of which we have an interest, and any delay in or failure of such payments affects the revenues generated by the asset portfolio;

•	global financial conditions may destabilize;

•	royalties, streams and other interests may not be honored by operators of a project;

•	not all of our interests are secured, our security interests, if any, may be subordinated, and security interests may be difficult to enforce;

•	enforcement against directors and officers outside of Canada may be difficult;

•	our profitability, results of operations and financial condition are subject to variations in foreign exchange rates;

•	operators of mines may not be able to replace depleted Mineral Reserves and Mineral Resources, which would reduce our revenue from royalties or other interests;

•	we can provide no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be on terms acceptable to us;

•	we may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business;

•	certain of our directors serve in similar positions with other public companies, which could put them in a conflict position from time to time;

•	changes in or in the interpretation of tax legislation or accounting rules could affect our profitability;

•	we have a history of losses and we may be unable to achieve profitability;

•	risks associated with identifying and remediating material weaknesses in internal control over financial reporting, including potential impacts on financial reporting, compliance and fraud prevention;

•	our operations depend on information systems that may be vulnerable to cyber security threats;

•	we may be exposed to artificial intelligence (“AI”) risks that could adversely affect our business, results of operations and financial condition;

•	we may be exposed to counterparty and liquidity risk, and any delay or failure of counterparties to make payments could affect our revenues;

•	some of the agreements governing our interests contain terms that reduce the revenue generated from those interests upon the achievement of certain milestones;

•	we may enter into acquisitions or other transactions at any time, which may be material, may involve the issuance of Versamet’s securities or the incurrence of indebtedness and will be subject to transaction-specific risks;

•	if we expand our business beyond the acquisition of streams, royalties or other similar interests, we may face new challenges and risks which could affect our profitability, results of operations and financial condition;

•	we may be subject to reputational damage;

•	we may be unable to repay indebtedness and comply with our obligations under the Upsized Credit Facility (as defined herein);

•	we are indirectly exposed to many of the same risk factors as the owners and operators of properties in respect of which we hold an interest;

•	production at mines and projects in respect of which we hold royalty, stream or other interests is dependent on operators’ employees;

•	Mineral Reserves and Mineral Resources are estimates based on interpretation and assumptions and actual production may differ from amounts identified in such estimates;

•	production forecasts may not prove to be accurate;

•	the exploration and development of Mineral Resource properties is inherently dangerous and subject to risks beyond our control;

•	defects in title to properties underlying our interests may result in a loss of entitlement by the operator and a loss of our interest;

•	future litigation affecting the properties in respect of which we hold an interest could have an adverse effect on us;

•	defects or disputes relating to our interests could have an adverse effect on us;

•	the operations in respect of which we hold an interest require various property rights, permits and licenses to be held by the operator in order to conduct current and future operations, and delays or a failure to obtain or maintain such property rights, permits and licenses, or a failure to comply with the terms of any of such property rights, permits and licenses could result in interruption or closure of operations or exploration on the properties;

•	we are exposed to risks related to the construction, development, expansion, and/or exploration in relation to the mines, projects and properties in respect of which it holds an interest;

•	the operations in respect of which we hold an interest are subject to environmental laws and regulations that may increase the costs of doing business and may restrict operations, which could reduce our revenues;

•	additional costs may be incurred by mineral property operators as a result of international climate change initiatives and may affect the availability of resources and cause business disruptions, which could reduce our revenues;

•	certain operators are subject to risks relating to foreign jurisdictions and developing economies which could negatively impact us;

•	Burkina Faso, which is where the Kiaka Mine is located, is subject to foreign and developing economic risk;

•	risks relating to potential increased government ownership of the Kiaka Mine;

•	changes in government free carry positions could materially affect our interests in certain projects;

•	changes in government regulation could inhibit exploration, construction and development on, or production from, the mineral properties underlying our interests;

•	we are subject to risks related to certain operations in developing economies;

•	anti-corruption and bribery laws could subject us to liability and require it to incur additional costs;

•	we may become a party to litigation;

•	adequate infrastructure may not be available to develop the properties in respect of which we hold an interest, which could inhibit operations at such properties;

•	claims and protests of indigenous people may disrupt or delay activities of the owners/operators of our interests;

•	certain operators depend on international trade and other conditions in key export markets for their products;

•	changes in U.S. laws and policies regulating international trade;

•	investors may lose their entire investment;

•	an active, liquid and orderly trading market for our Common Shares may not develop, and you may not be able to resell your Common Shares;

•	the market price of our Common Shares may be volatile, which could result in substantial losses for investors purchasing our Common Shares;

•	future sales or issuance of debt or equity securities;

•	we will incur increased expenses as a result of listing on Nasdaq Capital Market (“Nasdaq”);

•	our ability to pay dividends will be dependent on our financial condition;

•	if securities or industry analysts do not publish research or publish unfavourable research about our business, our Common Share price and trading volume could decline;

•	risks related to Toronto Stock Exchange (“TSX”) and Nasdaq listings;

•	U.S. shareholders may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers;

•	risks related to our status as a “foreign private issuer”;

•	we may seek exemptions from certain requirements of the Nasdaq that would allow us to hold shareholder meetings with a reduced quorum and issue additional shares without shareholder approval;

•	risks related to our status as an “emerging growth company” under U.S. securities law; and

•	if we are a passive foreign investment company for U.S. federal income tax purposes in any year, certain adverse tax rules could apply to U.S. Holders of the Common Shares.

In addition, statements relating to “Mineral Reserves” or “Mineral Resources” are deemed to be forward-looking information as they involve the implied assessment, based on certain estimates and assumptions that the Mineral Reserves and Mineral Resources described can be profitably mined in the future.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The risks, uncertainties, opinions, estimates and assumptions referred to above and described in greater detail in “Risk Factors” should be considered carefully by readers. Readers are cautioned that this information may not be appropriate for other purposes. Readers are cautioned that the lists of assumptions and risk factors contained herein are not exhaustive. Neither the Company nor any other person assumes responsibility for the accuracy or completeness of the forward-looking information contained herein.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this AIF represents our expectations as of the date of this AIF (or as of the date it is otherwise stated to be made) and are subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable Canadian securities legislation.

CAUTIONARY NOTE REGARDING FUTURE-ORIENTED FINANCIAL INFORMATION

To the extent any forward-looking information in this AIF constitute “future-oriented financial information” or “financial outlooks” within the meaning of applicable Canadian securities laws, such information is being provided to demonstrate the potential benefits of investing in our securities described herein and the reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking statements generally, are, without limitation, based on the reasonable assumptions of management of the Company and subject to the risks set out above under the heading “Cautionary Note Regarding Forward-Looking Information”.

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure in this AIF relating to properties and operations on the properties in respect of which Versamet holds an interest is based: (i) in respect of the Greenstone Mine, on the technical report entitled “NI 43-101 Technical Report, Greenstone Property, Ontario, Canada” with an effective date of December 31, 2025 and report date of March 30, 2026 (the “Greenstone Technical Report”), which was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) for Equinox Gold Corp. (“Equinox”), and filed under Equinox’s profile on SEDAR+ on March 30, 2026, and on additional publicly disclosed information relating to the Greenstone Mine; (ii) in respect to the Kiaka Mine, on “The Kiaka Feasibility Study Update” prepared by West African Resources Limited (“WAF”) with contributions by various third-party consultancies and published July 2, 2024 (the “Kiaka FS Update”) on WAF’s website at www.westafricanresources.com, and on additional publicly disclosed information relating to the Kiaka Mine after the date of the Kiaka FS Update; and (iii) in respect of the other mineral properties of which Versamet holds an interest, on information that is in the public domain or has been provided to Versamet by owners and/or operators of such mineral properties, and in each case none of such information has been independently verified by Versamet. Specifically, as a royalty, stream or other interest holder, Versamet has limited, if any, access to properties included in its asset portfolio. Versamet is dependent on the operators of the properties and their qualified persons to provide information to Versamet or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Versamet holds an interest. Versamet generally has limited or no ability to independently verify such information. The assumptions and methodologies underpinning estimates of Mineral Reserves and Mineral Resources on a property, and the classification of mineralization in categories of proven and probable and measured, indicated and inferred within the estimates of Mineral Reserves and Mineral Resources, respectively, and the assumptions and methodologies employed in proposed mining and recovery processes and production plans, were made by owners or operators and their qualified persons. Although Versamet does not have any knowledge that such information may be inaccurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Versamet’s interest. For the avoidance of doubt, nothing stated in this paragraph operates to relieve the Company from liability for any misrepresentation contained in this AIF under applicable Canadian securities laws.

Versamet considers its interest in the Greenstone Mine and its royalty interest on the Kiaka Mine to be its only mineral project on properties material to it for the purposes of NI 43-101. Versamet will continue to assess the materiality of its assets as new assets are acquired or move into production. Information included in this AIF with respect to the Greenstone Mine and Kiaka Mine has been prepared in accordance with the exemption set forth in section 9.2 of NI-43-101.

The technical and scientific information contained in this AIF has been reviewed and approved in accordance with NI 43-101 by Diego Airo, P. Eng., and Executive Vice President, Project Evaluation of Versamet and a “qualified person” as defined in NI 43-101.

CIM Definition Standards

Estimated Mineral Reserves and Mineral Resources set forth in this AIF have been estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended, on May 10, 2014 (the “CIM Definition Standards”).

The term “Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drillholes. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors (as defined below) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

The term “Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves (as defined below) and Proven Mineral Reserves (as defined below). A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

The term “Modifying Factors” means considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Note Regarding Mineral Reserve and Resource Estimates

This AIF has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this AIF have been prepared for or by the current or former owners and operators of the relevant properties, as and to the extent indicated by them, in accordance with NI 43-101 and the CIM Definition Standards or Regulation S-K 1300, as applicable.

United States investors are cautioned that while terms are substantially similar to CIM Definition Standards, there are differences in the definitions under Regulation S-K 1300 and the CIM Definition Standards and there is no assurance any mineral reserves or mineral resources that the Company may report under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under Regulation S-K 1300.

Investors are also cautioned that they should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “Measured Mineral Resources”, “Indicated Mineral Resources”, or “Inferred Mineral Resources” are or will be economically or legally mineable. In accordance with Canadian rules, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the project stage classifications utilized by the Company under NI 43-101 do not conform to defined project stages under Regulation S-K 1300.

The owners and operators of certain projects underlying the Company’s interests have prepared resource estimates which are referenced herein or in the Company’s other disclosure documents, under Regulation S-K 1300, which differ from the requirements of NI 43-101. Accordingly, information contained herein may contain descriptions of the projects underlying the Company’s interests that differ from similar project information made available by other Canadian issuers.

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this AIF was obtained from third-party sources, industry reports and publications, websites and other publicly available information, as well as industry and other data prepared by us or on our behalf, on the basis of our knowledge of the markets in which we operate, including information provided by other industry participants. We believe that the market and industry data presented throughout this AIF is accurate and, with respect to data prepared by us or on our behalf, that our opinions, estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and industry data presented throughout this AIF are not guaranteed and the Company makes no representation as to the accuracy of such data. Actual outcomes may vary materially from those forecasts in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although we believe it to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this AIF, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and industry data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. For the avoidance of doubt, nothing stated in this paragraph operates to relieve the Company from liability for any misrepresentation contained in this AIF under applicable Canadian securities laws.

Corporate Structure

The Company was formed under the Business Corporations Act (British Columbia) (the “BCBCA”) on January 31, 2022 by way of an amalgamation of Rosedale Resources Ltd. (incorporated October 21, 2011) and Lunde International Corp. (incorporated October 12, 2018), both private royalty companies incorporated under the BCBCA. On June 13, 2022, the Company changed its name from “Rosedale Resources Ltd.” to “Sandbox Royalties Corp.” in anticipation of acquiring royalty portfolios from each of Sandstorm Gold Ltd. (“Sandstorm”) and Equinox, which closed on June 28, 2022. On June 5, 2024, the Company changed its name from “Sandbox Royalties Corp.” to “Versamet Royalties Corporation” in connection with acquiring a royalty portfolio from B2Gold Corp. (“B2Gold”). See “Business of Versamet – General Development and History of the Company”.

The Company’s head office and registered and records office is located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, Canada V6B 0S6.

As of the date of this AIF, the Company has no subsidiaries.

Business of VERSAMET

Overview

Versamet is a precious metals-focused royalty and streaming company that acquires and manages royalties, streams and similar interests on mineral properties globally. Versamet provides capital in exchange for exposure to metal production or revenue through royalties, streams and similar interests. The Company generates cash flow from its producing assets and offers exposure to commodity prices, mine life extensions, expansions, operational improvements and exploration success, without direct exposure to operating or capital costs.

Versamet’s portfolio is primarily weighted to gold and silver, with additional exposure to other metals selectively to enhance portfolio diversification. The Company holds a portfolio of assets across producing, development and exploration stages. The Company generates revenue primarily from the sale of metals acquired under streaming agreements and royalty payments based on production or revenue from underlying mining operations.

Versamet does not operate mining properties and is not responsible for development, construction or operations. The Company relies on the owners and operators of underlying assets and generally has limited access to those properties.

Business Model and Strategy

Versamet’s strategy is to grow long-term per share value through a dual-track approach focused on portfolio growth through acquisitions and the continued development of its capital markets profile.

Acquisition Strategy

The Company has built and continues to grow a portfolio that is primarily focused on precious metals, with emphasis on gold and silver. The portfolio is anchored by a diversified base of long-life, cash-flowing assets and is complemented by near-term development projects and longer-term growth opportunities. The portfolio is well diversified by asset, country, operator, commodity and stage of development.

Versamet’s acquisition strategy prioritizes producing assets and assets with a defined path to production, while also seeking exposure to assets with potential for expansion, mine life extension and exploration upside. Versamet prioritizes assets operated by established counterparties in mining-friendly jurisdictions. The Company evaluates opportunities across multiple transaction types and styles, including creation of new streams and/or royalties which may support new mine builds, expansions, and/or acquisitions; and acquisitions of third-party royalty portfolios. Versamet considers factors and criteria including asset quality and geology; operator experience; jurisdiction; production profile and mine life; and expected returns relative to risk. Versamet maintains an active pipeline of opportunities and deploys capital based on its investment criteria.

Capital Markets Strategy

In parallel, Versamet seeks to maintain and enhance trading liquidity, support research analyst coverage, broaden its shareholder base, and maintain or enhance access to capital including internally generated cash flow.

Competitive Conditions

The Company is a diversified metals royalty and streaming company offering tailored financing solutions to the metals and mining industry. The Company competes with many other alternative providers of financing to the mining sector, as well as providers of traditional debt and equity financing, including competitors that have been established longer than the Company and which may have larger financial resources than the Company. The ability of the Company to acquire additional interests in the future will depend on its ability to select suitable properties, be successful in competitive processes, and to obtain required financing.

Competitive Strengths

Versamet operates in a competitive market for royalty and streaming transactions alongside established royalty companies, mining companies and financial investors.

The Company’s competitive strengths include a management team with experience in royalty, mining and capital markets; the ability to execute transactions of varying sizes and styles, including bespoke or structured opportunities; flexibility and expertise in structuring streams, royalties and related instruments; relationships with operators, financial sponsors and capital providers; a successful track record of capital allocation and generating strong risk-adjusted returns; and strong insider ownership and participation by supportive strategic shareholders.

Portfolio of Assets

As of December 31, 2025, our portfolio includes over 25 assets and is underpinned by a stable base of revenue generating assets including our Greenstone, Kiaka, Mercedes mine (“Mercedes”), Blackwater project (“Blackwater”), Kolpa, Santa Rita, and Rosh Pinah assets (each as defined herein), complemented by assets that are expected to contribute to our revenue stream in the near term such as our Toega asset. Our portfolio has been designed to grow organically over time through exposure to potential mine life extensions, exploration success, new mine builds, and throughput expansions.

Our portfolio contains optionality via large-scale projects with several mines or projects being advanced by large-scale mining operators including Equinox, WAF, Artemis Gold Inc., Glencore Canada Corporation, HudBay Minerals Inc. and Southern Copper Corp. (“SCC”).

Our commodity mix is primarily weighted to gold and silver with modest exposure to copper and other metals. We expect to continue to prioritize precious metals, particularly gold and silver, as the portfolio grows. Our portfolio is also well diversified from a geographical perspective with assets in over 10 different countries on six different continents.

Greenstone Mine, Ontario, Canada

One of Versamet’s flagship assets is the Greenstone Gold Interest (as defined herein) on the Greenstone Mine which is owned 100% by Equinox (the “Greenstone Mine” or “Greenstone”). The Greenstone GPA (as defined herein) entitles Versamet to monthly deliveries of gold equal to the greater of: (a) 350 gold ounces, and (b) gold ounces equal to 1.26% of the monthly gold production from the Greenstone Mine at a purchase price per ounce of gold equal to 20% of the then prevailing market price, until a maximum of 63,000 ounces have been delivered under the agreement. The delivery obligation commenced in November 2023. The gold deliverable under the Greenstone Gold Interest may be sourced from any of Equinox’s operating mines. Under the Greenstone GPA, Equinox retains the Greenstone Buydown Option (as defined herein) that gives Equinox the option to buy-down deliveries related to up to 75% of the original delivery obligation at the then current spot gold price, subject to a minimum gold price per ounce of $2,000. See “Greenstone Mine Technical Information” for more information.

Kiaka Project, Burkina Faso

Versamet holds a net smelter returns (“NSR”) royalty on the Kiaka project (“Kiaka” or “Kiaka Mine”), owned by WAF (85%) and the government of Burkina Faso (15%). Under the terms of the royalty agreement, WAF pays to Versamet 2.7% of all gold produced from Kiaka (100% basis) until 2,500,000 ounces of gold have been produced and 0.45% on the next 1,500,000 ounces of gold production. See “Kiaka Mine Technical Information” for more information about the Kiaka Mine.

Foreign Operations/Interests

Versamet holds royalty interests in respect of mines and properties located outside of the jurisdiction of its incorporation, as well as outside of the United States. Foreign operations can be subject to regulation (and changes thereto) in those jurisdictions with respect to land tenure, productions, export controls, taxation, environmental legislation, land and water use, local indigenous people’s interests, mine safety, and expropriation of property. Any changes in legislation or regulation are beyond Versamet’s control. See “Risk Factors — Risks Related to Mining Operations — Certain operators are subject to risks relating to foreign jurisdictions and developing economies, which could negatively impact Versamet”.

Principal Markets

Versamet is a royalty and streaming company focused on the mining industry, with a diversified portfolio of royalty, stream, and other mineral interest agreements spanning multiple jurisdictions globally. Our portfolio includes royalty and streaming interests in North America, South America, Africa, Asia and Australia, with key assets located in countries such as Canada, Mexico, Burkina Faso, Brazil, Namibia, Sweden, and others. These jurisdictions represent the principal markets in which we conduct our business activities. Our portfolio is diversified by commodity exposure, including gold, silver, copper, and other base and precious metals.

As of the date hereof, our revenue has primarily been generated from royalty and streaming interests in producing properties located in Canada, Burkina Faso, Mexico, Brazil, Namibia and Peru, being Greenstone, Blackwater, Kiaka, Mercedes, Santa Rita, Rosh Pinah and Kolpa.

See “– Investment Highlights – Cash flowing, gold-copper centric portfolio with large-scale optionality” for a more detailed breakdown of total revenues.

Regulation

Operators of the mines that are subject to our royalty and streaming interests must comply with numerous environmental, mine safety, land use, waste disposal, remediation and public health laws and regulations promulgated by federal, state, provincial and local governments in the United States, Mexico, Brazil, Canada, Colombia, Burkina Faso, Sweden, Ethiopia, Cote d’Ivoire, Namibia, Nicaragua, Mongolia, and Peru where we hold royalty and streaming interests. Although we, as a royalty and streaming owner, are not responsible for ensuring compliance with these laws and regulations, failure by the operators to comply with applicable laws, regulations and permits can result in injunctive action, orders to suspend or cease operations, damages, and civil and criminal penalties on the operators, which could have a material adverse effect on our results of operations and financial condition.

General Development and History of the Company

The following describes how the Company’s business has developed over the last three completed financial years, and any subsequent period to the date of this AIF, including only events, such as acquisitions, dispositions, and financings, or conditions that have influenced the general development of our business:

2023

Acquisitions

On October 31, 2023 (El Pilar) and November 30, 2023 (Blackwater), Versamet acquired additional royalties from Sandstorm on the following two projects:

Project	NSR Royalty	Metal	Location	Project Owner
El Pilar	1.0%	Cu	Mexico	Southern Copper Corp.
Blackwater	0.21%	Au, Ag	Canada	Artemis Gold Inc.

(the “2023 SSL Acquisitions”).

The aggregate purchase price paid to Sandstorm was $25 million, which was comprised of: (i) a cash payment of $10 million; and (ii) the issuance of 29,557,436 Pre-Split Common Shares (as defined herein) at a price of C$0.70 per Pre-Split Common Share. In connection with the El Pilar project acquisition, 1,979,571 of the foregoing Pre-Split Common Shares are held in escrow and will be released to Versamet for cancellation if SCC has not commenced the sale of mineral products from the project by June 30, 2027. In connection with the 2023 SSL Acquisitions and the transactions noted below, the Company converted $13,767,677.49 (October 31, 2023) and $279,681.98 (November 30, 2023) under a secured convertible non-interest bearing promissory note (the “Sandstorm Note”) that was issued as part of the consideration for the initial royalties acquired from Sandstorm in June 2022 (initial principal amount equal to $31,436,000 has all subsequently fully converted as described below), by issuing 27,254,101 Pre-Split Common Shares and 542,623 Pre-Split Common Shares, respectively, to Sandstorm at a price of C$0.70 per Pre-Split Common Share.

On October 31, 2023, Versamet also entered into, together with Regal Resources Royalties Fund (“Regal”), an amended and restated gold purchase agreement with Equinox (the “Greenstone GPA”), pursuant to which, and after taking into consideration the syndication of 30% of the Greenstone GPA to Regal, Versamet paid $52.5 million (70% of a total $75 million) to Equinox in exchange for monthly deliveries of gold equal to the greater of: (a) 350 gold ounces, and (b) gold ounces equal to 1.26% of the monthly gold production from the Greenstone Mine at a purchase price per ounce of gold equal to 20% of the then prevailing market price (the “Greenstone Gold Interest” and together with the 2023 SSL Acquisitions, the “2023 Acquisitions”). Monthly gold delivery obligations commenced upon closing of the Greenstone GPA and will continue until a total of 63,000 ounces of gold have been delivered to Versamet. While gold deliveries are calculated based on Greenstone Mine production, gold deliveries can be sourced from production from any of Equinox’s operating mines. Under the Greenstone GPA, Equinox retains the option to buy-down deliveries related to up to 75% of the original delivery obligation at the then current spot gold price, subject to a minimum gold price per ounce of $2,000 (the “Greenstone Buydown Option”).

2023 Financings

In connection with funding the 2023 Acquisitions, the Company completed the following financings:

Regal Investment

In addition to Regal’s syndication of 30% of the Greenstone GPA for $22.5 million, on October 31, 2023, Regal also subscribed for 34,642,500 Pre-Split Common Shares at a price of C$0.70 per Pre-Split Common Share for aggregate gross proceeds of $17,500,000 (based on the Bank of Canada closing exchange rate on October 27, 2023 of C$1.3857 to $1.00).

Beedie Capital Investment (Convertible Loan and Private Placement)

On October 31, 2023, Versamet entered into a C$22,161,600 ($16 million) secured convertible loan agreement (the “CLA”) with Beedie Capital (“Beedie”). The CLA was denominated in Canadian dollars, had a term of 5 years and a maturity date of October 31, 2028. Interest on the convertible loan consisted of an 8% base interest rate and a 1.5% “paid-in-kind” (“PIK”) rate, with the PIK rate reduced to 1.0% upon a public listing of the Company. On April 30, 2025, the Company repaid the full amount of the outstanding principal of the CLA, together with all accrued and unpaid interest (including accrued and unpaid PIK interest) and the Make Whole Fee for an aggregate prepayment amount of C$26,084,680.

In addition to the CLA, Beedie also subscribed for 7,918,285 Pre-Split Common Shares at a price of C$0.70 per Pre-Split Common Share for aggregate gross proceeds of $4,000,000 (based on the Bank of Canada closing exchange rate on October 27, 2023 of C$1.3857 to $1.00).

Revolving Credit Facility Financing

On October 31, 2023, we entered into a revolving credit facility (the “Credit Facility”) with the Bank of Montreal (“BMO”), as lead arranger, and National Bank of Canada (“NBF”), which allowed us to borrow up to $30 million (plus a $15 million accordion feature) and initially expired December 31, 2026, which was extendable by one (1) year at the sole discretion of BMO. On April 30, 2025, we entered into an amending agreement with BMO and NBF to amend and increase the size of the Credit Facility to $60 million (with a $15 million accordion feature) with a maturity date of April 30, 2028. See “– First Amending Agreement to Credit Facility” for more details.

On September 24, 2025, we amended and expanded the Credit Facility into a $180 million credit facility from BMO and NBF (the “Second Amending Agreement to the Credit Facility”). The Second Amending Agreement to the Credit Facility was comprised of an upsized $100 million revolving credit facility maturing in April 2028, and a new $80 million term loan which was repayable in quarterly installments of $7.5 million commencing on March 31, 2026, with a final bullet payment at maturity on March 31, 2028 (the “Term Loan”). See “– Second Amending Agreement to Credit Facility” for more details.

On March 4, 2026, we amended and expanded the Credit Facility to an upsized $200 million revolving credit facility with a $25 million accordion option (the Term Loan was repaid and extinguished at this time) (the “Upsized Credit Facility”). The maturity date of the Upsized Credit Facility is March 4, 2029, with the repayment of the Upsized Credit Facility falling due as a bullet repayment on this date.

As of the date of this AIF, the balance drawn on or outstanding under the Upsized Credit Facility is $45 million. The payment and performance of the Company’s obligations under the Upsized Credit Facility is secured by a first priority security interest in all present and after acquired property of the Company and any material subsidiaries.

The amounts drawn under the Upsized Credit Facility are subject to interest at the Secured Overnight Financing Rate plus 2.25% to 3.50% per annum, and the undrawn portion of the Upsized Credit Facility is subject to a standby fee of 0.5063%-0.7875% per annum, both of which are dependent on our leverage ratio. Our leverage ratio covenant is less than or equal to 5.00x from and including fiscal quarter ended March 31, 2025 and, less than or equal to 3.50x from and including fiscal quarter ended March 31, 2026. We are also subject to an interest coverage ratio of greater than or equal to 2.00x from and including March 31, 2025 and greater than or equal to 3.00x from March 31, 2026. In the event that the Greenstone Buydown Option is exercised, the compensation amount received from Equinox to a maximum of $15 million shall be applied as a prepayment of outstanding balances under the Upsized Credit Facility.

Existing Investor Rights Agreements

In connection with acquiring royalty portfolios from each of Sandstorm and Equinox in June 2022, the Company entered into investor rights agreements with each of Equinox (“Equinox IRA”) and Sandstorm (“Sandstorm IRA”). The Sandstorm IRA was replaced by the A&R Sandstorm IRA (as defined herein), which remained in effect until it was terminated on November 17, 2025 concurrently with the completion of the Tether and Lundin Investment (as defined herein). The following is a summary of the principal terms of the Equinox IRA. This summary does not purport to be complete and is qualified in its entirety by reference to the Equinox IRA. The term “investor”, as such term is used in the summary of the Equinox IRA below, refers to Equinox.

Board Nomination

Unless the Equinox IRA is terminated pursuant to its terms, which shall automatically occur on the date the investor’s share ownership percentage ceases to be at least 10% for a continuous period of 30 days, the investor shall have the right to designate one investor nominee for election to our board of directors (the “Board”). If the investor is entitled to nominate a nominee but has not done so, the investor shall be entitled to designate an observer to attend all meetings of our Board.

Standstill (subsequently expired) and Escrow

The investor agreed that, during the period commencing on the effective date (June 28, 2022) and ending on the earlier of: (a) the date which is 12 months from the effective date (b) the date on which the investor’s ownership percentage ceases to be at least 10%, the investor shall not (subject to certain exceptions), and it shall cause its affiliates not to, in any manner, directly or indirectly, or in concert with any other person: propose or seek to effect any change of control transaction; solicit proxies from shareholders or form, join, support or participate in a group to solicit proxies from shareholders with a view to replacing the members of our Board; or purchase, offer or agree to purchase or negotiate to purchase any securities, or assets of the Company, without the advance written authorization of our Board.

The investor also agreed to comply with and be bound by any escrow requirements imposed by any stock exchange in connection with the closing of a going public transaction.

Participation and Top-Up Rights

Subject to certain exceptions, if Versamet proposes to offer or issue any Common Shares or securities convertible or exchangeable into Common Shares, the investor will be entitled to participate in such issuance on a pro rata basis. In addition, at any time and from time to time, the investor has a top-up right to maintain its ownership in connection with any security-based compensation arrangement and any other dilutive issuance where the participation right does not apply.

December 2023 Private Placement

On December 13, 2023, the Company completed the first tranche of a non-brokered private placement and issued 10,457,141 Pre-Split Common Shares at a price of C$0.70 per Pre-Split Common Share for aggregate gross proceeds of C$7,320,000. On December 22, 2023, the Company completed the second tranche of the non-brokered private placement and issued 1,050,000 Pre-Split Common Shares at a price of C$0.70 per Pre-Split Common Share for aggregate gross proceeds of C$735,000. No finders fees were paid in connection with either tranche of the foregoing.

On December 29, 2023, the Company converted $3,202,094.74 under the Sandstorm Note by issuing 6,040,523 Pre-Split Common Shares to Sandstorm at a price of C$0.70 per Pre-Split Common Share.

2024

Acquisitions

On June 5, 2024, we entered into a royalty sale and purchase agreement (the “B2Gold PA”) with B2Gold, pursuant to which Versamet agreed to acquire the following portfolio of royalties from B2Gold for $89,859,810.78, subject to certain adjustments (the “B2Gold Transaction”):

Project	NSR Royalty	Metal	Location	Project Owner
Kiaka	2.7% NSR royalty until 2.5Moz of gold produced; 0.45% NSR royalty on next 1.5Moz.	Au	Burkina Faso

West African Resources Ltd. (85%), Government of Burkina Faso (15%)

See “Risk Factors – Risks Related to Mining Operations – Risks Relating to Potential Increased Government Ownership of the Kiaka Mine”

Toega	NSR royalty on first 1.5Moz of gold produced. 2.7% until royalty payments total $22.5 million, and 0.45% thereafter.	Au	Burkina Faso

West African Resources Ltd. (90%), Government of Burkina Faso (10%)

See “Risk Factors – Risks Related to Mining Operations – Risks Relating to Potential Increased Government Ownership of the Kiaka Mine”

Primavera	1.5%	Au	Nicaragua	Equinox Gold Corp.
Midas	1.0%	Ag, Au	British Columbia	Teuton Resources Corp.
Del Norte	1.0%	Ag, Au	British Columbia	Teuton Resources Corp.
(Kiaka together with Toega, Primavera, Midas and Del Norte are the “First Tranche Royalties”)
Golden Sidewalk	2.0%	Au	Ontario	Prosper Gold Corp.
Mocoa	2.0%	Cu, Mo	Colombia	Copper Giant Resources Corp.
(Golden Sidewalk together with Mocoa, are the “Second Tranche Royalties”)

Pursuant to the B2Gold PA, B2Gold was, in its sole discretion, able to elect to have all or a portion of the purchase price paid in Common Shares at a price of C$0.80 per Pre-Split Common Share. Concurrent with signing the B2Gold PA, B2Gold elected to receive Common Shares for the First Tranche Royalties and the parties closed the acquisition of the First Tranche Royalties for $71,609,810.78 by the issuance of 122,049,971 Pre-Split Common Shares. On August 13, 2024, B2Gold elected to receive Common Shares for the Second Tranche Royalties and the parties closed the acquisition of the Second Tranche Royalties for $10,250,000 by the issuance of 17,469,844 Pre-Split Common Shares at C$0.80 per Pre-Split Common Share.

In connection with closing the First Tranche Royalties on June 5, 2024, the Company satisfied the entire remaining principal amount of $14,186,545.79 under the Sandstorm Note by issuing 24,179,193 Pre-Split Common Shares to Sandstorm at a price of C$0.80 per Pre-Split Common Share.

On August 13, 2024, B2Gold also subscribed for 12,782,812 Pre-Split Common Shares at a price of C$0.80 per Pre-Split Common Share for total private placement cash proceeds of $7.5 million.

B2Gold Investor Rights Agreement & Amended and Restated Sandstorm Investor Rights Agreement

Concurrently with the closing of the first tranche of the B2Gold Transaction, the Company entered into an investor rights agreement with B2Gold (“B2Gold IRA”) and an amended and restated Sandstorm IRA (“A&R Sandstorm IRA”). The A&R Sandstorm IRA was terminated on November 17, 2025 concurrently with the Tether and Lundin Investment. The following is a summary of the principal terms of the B2Gold IRA. This summary does not purport to be complete and is qualified in its entirety by reference to B2Gold IRA.

Board Nomination and Observer Rights

For so long as B2Gold holds at least a 10% ownership interest in the Company (calculated on a non-diluted basis), B2Gold has the right to designate one nominee for election to the Company’s Board. If B2Gold is entitled to nominate a director but does not do so, B2Gold is entitled to designate one observer to attend meetings of the Board and its committees, subject to customary exclusions relating to conflicts of interest, privilege and compliance with applicable law.

Standstill

The B2Gold IRA includes standstill provisions that apply during the period commencing on June 5, 2024 and ending on the earlier of (i) 12 months thereafter and (ii) the date on which B2Gold’s ownership interest falls below 10%. During the standstill period, B2Gold is subject to customary restrictions on, among other things, effecting change-of-control transactions, soliciting proxies and increasing its ownership above specified thresholds, subject to customary exceptions.

Transfer Restrictions

For so long as B2Gold holds at least a 10% ownership interest in the Company, B2Gold is subject to restrictions on transfers of Common Shares, including prohibitions on transfers to competitors of the Company or to any person that would result in such person becoming a 10% or greater shareholder, subject to customary exceptions. The B2Gold IRA also includes notice and cooperation provisions in connection with proposed transfers and permits certain transfers through bought-deal offerings in specified circumstances.

Participation Rights

For so long as B2Gold holds at least a 10% ownership interest on a partially diluted basis, B2Gold is entitled to participate on a pro rata basis in issuances of Common Shares or securities convertible into Common Shares made for the purpose of raising capital, subject to customary exclusions, including issuances under security-based compensation arrangements and other exempt issuances. The participation provisions are structured to permit B2Gold to maintain its ownership interest, including the ability to subscribe for securities to restore its ownership to 10% in certain circumstances.

Registration Rights

Provided that B2Gold holds at least a 15% ownership interest in the Company, B2Gold is entitled to piggyback registration rights in connection with registration statement offerings of the Company’s securities, other than an initial public offering, subject to customary procedural requirements and cutback provisions.

Escrow and Termination

B2Gold agreed to comply with applicable escrow or hold period requirements imposed by any stock exchange or securities regulator. The B2Gold IRA terminates automatically if B2Gold’s ownership interest falls below 10% for a continuous period of 30 days, subject to limited exceptions.

2025

Kolpa Copper Stream

On April 1, 2025, we entered into a copper purchase agreement (the “Kolpa CPA”) with a Kolpa Canada Ltd. (the “Stream Seller”), a wholly owned subsidiary of Endeavour Silver Corp. (“Endeavour”). The Kolpa CPA was entered into in connection with Endeavour’s pending acquisition of the Huachocolpa Uno Mine in Peru (the “Kolpa Mine” or “Kolpa”). The Kolpa CPA applies to minerals from the Stream Properties (as defined in the Kolpa CPA), which include the Kolpa Mine and to minerals processed through the existing and future mineral processing facilities of the Kolpa Mine, other than future mineral processing facilities with nameplate capacity not less than 15,000 tonnes per day. Subject to the terms and conditions of the Kolpa CPA, at the closing date of the Kolpa CPA, which was concurrent with the closing of Endeavour’s acquisition of the Kolpa Mine, Versamet provided Endeavour with $35 million as a prepayment (the “Deposit”). Following the closing date of the Kolpa CPA, Versamet agrees to purchase from the Stream Seller the greater of: (i) refined copper equal to 95.8% of produced copper (irrespective of the copper payable under the relevant offtake agreement), and (ii) refined copper equal to 0.03 pounds per pound of produced lead. Once 6,000 tonnes of refined copper have been delivered, Versamet agrees to purchase from the Stream Seller 71.85% of produced copper. Once 10,500 tonnes of refined copper have been delivered, Versamet agrees to purchase from the Stream Seller 47.9% of produced copper. Versamet will purchase LME Warrants (as defined in the Kolpa CPA) from the Stream Seller at a purchase price (the “Copper Purchase Price”) equal to the spot price of refined copper for each metric tonne delivered. Until the Deposit has been reduced to zero, the Copper Purchase Price will be paid in two parts: (i) 10% of the spot price of refined copper payable in cash (the “Ongoing Copper Payment”); and (ii) 90% of the spot price of refined copper which would be paid by a reduction of the Deposit. After the Deposit has been reduced to zero, Versamet will purchase refined copper for a purchase price equal to the Ongoing Copper Payment for each metric tonne of copper delivered.

The Kolpa CPA provides for a right of first refusal in favour of Versamet with respect to the sale or transfer of any royalty, stream or similar interests in respect of minerals from the Stream Properties. The Kolpa CPA would be secured by an equity pledge of the Stream Seller in the Kolpa Mine owner, which Versamet would agree to subordinate in favor of future financiers of the Stream Properties. The Kolpa CPA includes customary stream survival terms in favour of Versamet. The Kolpa CPA also provides Versamet with a right to purchase an additional stream interest equivalent to up to 2.2% of the total revenue in future discoveries of mineral deposits at the Kolpa Mine that are processed through a new mineral processing facility with nameplate capacity of not less than 15,000 tonnes per day. If Versamet does not exercise this right, minerals processed through the new facility are not subject to the Kolpa CPA.

On May 1, 2025, Endeavour’s acquisition of the Kolpa Mine and the Kolpa CPA closed. We paid the Deposit with funds from our Credit Facility, as amended.

First Amending Agreement to Credit Facility

In connection with the closing of Kolpa CPA, Versamet entered into an amending agreement with BMO and NBF to amend and increase the size of the Credit Facility to $60 million with a $15 million accordion feature. The updated Credit Facility included an updated maturity date of April 30, 2028 and an approximate 25 basis point reduction to the drawn interest spread. Note that the Credit Facility was subsequently updated to the Upsized Credit Facility (as defined herein).

Prepayment of CLA

On April 30, 2025, the Company repaid the full amount of the outstanding principal of the CLA, together with all accrued and unpaid interest (including accrued and unpaid PIK interest) and the Make Whole Fee for an aggregate prepayment amount of C$26,084,680. Subsequently the CLA was fully repaid and terminated in accordance with its terms.

Other

On May 14, 2025, the Company received receipt for its final long-form non-offering prospectus, and the Common Shares commenced trading on the TSX Venture Exchange (“TSXV”) on May 20, 2025 under the symbol “VMET”.

On September 12, 2025 we completed a consolidation, or a reverse stock split, of our issued and outstanding Common Shares on the basis of one (1) new Common Share for five (5) old Common Shares (the “Consolidation”). Unless otherwise stated as “Pre-Split”, the Common Share and per Common Share information in the rest of this AIF reflect such consolidation or reverse stock split.

Rosh Pinah Stream and Santa Rita Royalty

On September 24, 2025 we closed a transaction with funds advised by Appian Capital Advisory to acquire a 90% silver stream (the “Rosh Pinah Stream” or “Rosh Pinah” ) on the Rosh Pinah zinc mine in Namibia (the “Rosh Pinah Mine”) and a 2.75% NSR royalty (“Santa Rita Royalty”) on the Santa Rita nickel-copper mine in Brazil (the “Santa Rita Mine” or “Santa Rita”) for up-front cash consideration of $125 million and contingent consideration of up to $45 million upon certain milestones being achieved at the Santa Rita Mine.

Under the Rosh Pinah Stream agreement (the “RP Stream Agreement”), we are entitled to receive refined silver equal to 90% of payable silver from the Rosh Pinah Mine. After a total of 3,100,000 ounces of silver have been delivered under the RP Stream Agreement, we will be entitled to receive 45% of payable silver for the remaining life of the mine. We will pay 10% of the spot silver price for each ounce delivered to the Rosh Pinah Stream. For an initial period, payable silver will be based on the production of recovered zinc from the mine (the “Production Index”) as follows: 4,000 ounces of payable silver per million pounds of recovered zinc until the delivery of 250,000 silver ounces to the Rosh Pinah Stream; and 2,850 ounces of payable silver per million pounds of recovered zinc thereafter. The Production Index will terminate on the earlier of i) 1,350,000 ounces of silver delivered to the Rosh Pinah Stream, or ii) December 31, 2028. After the termination of the Production Index, payable silver will be based on actual payable sliver production from the Rosh Pinah Mine.

The Santa Rita Royalty is an uncapped, life of mine royalty that covers 100% of the open pit and underground deposits, as well as the entirety of the operator’s current land holdings in the area, representing an area of over 40,000 hectares.

Second Amending Agreement to Credit Facility

In connection with the closing of the Rosh Pinah Stream and Santa Rita Royalty transaction, Versamet entered into an amending agreement with BMO and NBF to amend and increase the size of the Credit Facility to $180 million, being comprised of an upsized $100 million revolving credit facility maturing in April 2028, and the Term Loan (as defined herein), of $80 million.

Note that the Second Amending Agreement to the Credit Facility was subsequently updated to the Upsized Credit Facility (as defined herein).

Tether and Lundin Investment

On November 17, 2025, Tether Investments S.A. de C.V. (“Tether”), and the Lundin Family Trusts (“Lundin”), through its affiliate NEMESIA S.à R.L. (“Nemesia”), became new shareholders of Versamet. Tether acquired 11,827,273 Common Shares and Lundin acquired 11,827,272 Common Shares, each representing approximately 12.7% of our issued and outstanding Common Shares (the “Tether and Lundin Investment”). Of these Common Shares, 21,289,091 were transferred within the Escrow Agreement (as defined herein). Tether and Lundin acted independently in their respective acquisitions.

The Common Shares acquired by Tether and Lundin were purchased from Royal Gold, Inc. (“Royal Gold”), which sold its entire holding of 23,654,545 Common Shares. Royal Gold had acquired these Common Shares through its acquisition of Sandstorm in October 2025, as a result of which Royal Gold became the indirect holder of Sandstorm’s historical equity position in Versamet.

In connection with Royal Gold’s sale of such Common Shares, the A&R Sandstorm IRA was terminated and not assigned. Instead, we entered into separate, standalone investor rights agreements with each of Tether (the “Tether IRA”) and Nemesia (the “Nemesia IRA” and together with the Tether IRA, the “2025 IRAs”), each on substantially the same terms as the A&R Sandstorm IRA.

The following is a summary of the principal terms of the 2025 IRAs. This summary does not purport to be complete and is qualified in its entirety by reference to the 2025 IRAs. The term “investor”, as such term is used in the summary of the 2025 IRAs below, refers to Tether and Lundin, as applicable.

Board Nomination

Unless the 2025 IRAs are terminated pursuant to their terms, which shall automatically occur on the date the investor’s share ownership percentage ceases to be at least 10% for a continuous period of 30 days, the investor shall have the right to designate one investor nominee for election to our Board. If the investor is entitled to nominate a nominee but has not done so, the investor shall be entitled to designate an observer to attend all meetings of our Board.

Escrow Agreement

The investor also agreed to comply with and be bound by any escrow requirements imposed by any stock exchange in connection with the closing of a going public transaction. In connection therewith, each of Tether and Nemesia agreed to be bound by the Escrow Agreement.

Participation and Top-Up Rights

Subject to certain exceptions, if Versamet proposes to offer or issue any Common Shares or securities convertible or exchangeable into Common Shares, the investor will be entitled to participate in such issuance on a pro rata basis. In addition, at any time and from time to time, the investor has a top-up right to maintain its ownership in connection with any security-based compensation arrangement and any other dilutive issuance where the participation right does not apply.

Piggyback Registration Rights

Provided the investor holds at least a 15% ownership of Versamet and subject to standard procedural matters, the investor has piggyback registration rights on prospectus offerings of our securities, except for fully underwritten offerings on a bought deal basis pursuant to which an underwriter has committed to purchase our securities pursuant to a “bought deal” letter prior to the filing of a prospectus or a prospectus supplement or a distribution pursuant to an overnight marketed offering.

On February 11, 2026, Nemesia sold 2,483,571 Common Shares and reduced its holdings in Versamet to 9,343,701 Common Shares or approximately 8.85% of the now issued and outstanding Common Shares of Versamet resulting in Nemesia ceasing to be an insider of Versamet. The Nemesia IRA has since been terminated.

Other

On December 10, 2025, the Company graduated to the TSX, where the Common Shares trade under the symbol “VMET”.

2026

Equity Financings

On February 9, 2026, Versamet closed a bought deal public offering of 10,300,000 Common Shares, including a partial exercise of the over-allotment option, at a price of C$13.75 per Common Share for gross proceeds of approximately C$141.6 million pursuant to an underwriting agreement among several underwriters and Versamet. In connection with the offering, the Company also completed a concurrent private placement with Tether pursuant to its participation rights, issuing 1,575,712 Common Shares at C$13.75 per Common Share for gross proceeds of approximately C$21.7 million. Aggregate gross proceeds from the transactions were approximately C$163.3 million. The Company primarily used the net proceeds to repay indebtedness.

Other

On March 6, 2026, the Company commenced trading on Nasdaq under the symbol “VMET”.

Employees

As of the date of this AIF, we have eight employees, seven of whom are located in Vancouver, Canada and one employee located in the Cayman Islands.

SUMMARY OF PROJECTS

GREENSTONE mine TECHNICAL INFORMATION

Greenstone Technical Report

The Greenstone Technical Report was prepared by Equinox and filed under Equinox’s SEDAR+ profile on March 30, 2026. Unless otherwise stated, the information that follows in this section relating to the Greenstone Mine is derived from, and in some instances is an extract from the Greenstone Technical Report and Equinox’s annual information form for the financial year ended December 31, 2025 and are not fully described herein. The Greenstone Technical Report is prepared or certified by Neil Lincoln, P.Eng., an Independent Metallurgical Consultant and Kelly Boychuk, P.Eng., Scott Davidson, P.Geo., Niel de Bruin, P.Geo., Philippe Lebleu, P.Eng. and Alex Thompson, P.Geo., who were employees of Equinox at the time of filing of the Greenstone Technical Report.

The following information does not purport to be a complete summary of the Greenstone Technical Report. Reference should be made to the full text of the Greenstone Technical Report and Equinox’s annual information form for the financial year ended December 31, 2025, which have been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and are available for review under Equinox’s profile on SEDAR+ at www.sedarplus.ca.

The Greenstone Technical Report and Equinox’s annual information form do not constitute part of this AIF and are not incorporated by reference herein.

Greenstone Mine

The Greenstone Mine an open-pit mine with a 9.86 million tonne per year crush-grind carbon-in-pulp process plant located in Ontario, Canada. Equinox acquired its initial 60% interest in Greenstone in April 2021 and construction was advanced as a joint operation with Orion Mine Finance (“Orion”) holding the remaining 40% interest. On May 13, 2024, Equinox acquired Orion’s 40% interest to consolidate 100% ownership of Greenstone into Equinox. The Greenstone Mine poured first gold in May 2024, achieved commercial production in November 2024 and is still ramping up to design capacity.

Project Description, Location and Access

The Greenstone Mine is located in Ontario’s Thunder Bay Mining Division. The Greenstone Mine, formerly known as the Hardrock project, includes three blocks of claims known as the Hardrock, Brookbank and Viper areas, which are spread over a distance of more than 100 km and are in close proximity to the Trans-Canada Highway between the towns of Beardmore and Longlac, Ontario. The Hardrock claim group includes the Hardrock, Key Lake and Kailey Deposits. The Brookbank claim group hosts the Brookbank, Cherbourg and Foxear targets. The Greenstone Mine is in the southeast portion of the Hardrock claim group (the “Hardrock Property”).

The Greenstone Mine consists of a contiguous block of cell claims, patented claims, mining leases and licences of occupation, covering 39,843 hectares, of which 16,108 hectares relate to Greenstone Mine claims, all as summarized in the Greenstone Technical Report. All claims, leases and licences of occupation are beneficially held by Greenstone Gold Mines GP Inc. (“GGM”), subject to terms under several agreements. A leasehold patent of mining rights, surface rights, or both mining rights and surface rights, is a conveyance or grant of possession of land for a set length of time, and usually subject to rent payments. The Greenstone Mine is accessible year-round via paved roads from Geraldton or Highway 11.

The following section describes the Greenstone Mine within the Hardrock claim group. Additional information regarding Key Lake, Brookbank, Kailey and Viper areas is available in the Greenstone Technical Report.

Location

The Greenstone Mine area covered by the Mineral Resource estimate in the Greenstone Technical Report is in the townships of Errington and Ashmore on NTS Sheet 42E/10, approximately 4 km south of Geraldton. The approximate coordinates of the geographic centre of the Greenstone Mine’s deposit resource areas are 49°40’47”N and 86°56’32”W (UTM Zone 16N coordinates: 504175.9E and 5503024N; NAD 83).

Royalties

The following royalties are in effect on some of the properties as listed in the Greenstone Technical Report:

•	Essar Steel Algoma Inc. (2% NSR);

•	Griffin Mining Limited (1% NSR);

•	Franco-Nevada (3% NSR);

•	Franco-Nevada (3% NSR) / Essar Steel Algoma Inc. (5% Net Profit Interest);

•	Placer Dome Inc. (2.25% NSR / Key Lake Exploration 2% NSR);

•	Unique Broadband Systems (3% NSR);

•	Argonaut Gold Inc. (3% NSR).

In October 2018, a mining lease was granted over CLM 535, which covers the southern part of the Greenstone Mine area. The lease, LEA-109765, is subject to renewal in 2039. In December 2016, GGM acquired the surface rights for the patented claims in Errington and Ashmore townships – TB 10604 to TB 10608, TB 11879, TB 11885, TB 11886, and TB 11888.

On May 13, 2024, Equinox announced that it had completed its acquisition of the remaining 40% of GGM from Orion, resulting in Equinox holding 100% ownership of GGM and the Greenstone Mine (the “Greenstone Acquisition”).

As part of the Greenstone Acquisition, Equinox assumed obligations under a stream agreement with Nomad Royalty Company Ltd, dated October 28, 2021, as amended (the “GGM Stream Agreement”). Under the GGM Stream Agreement, Equinox is required to deliver an amount of refined gold equal to 2.375% of the gold produced from Greenstone, until Equinox has delivered a cumulative total of 120,333 ounces, and 1.583% of the gold production from Greenstone thereafter. In exchange for the gold deliveries, Equinox will receive consideration equal to 20% of the spot gold price at the time of delivery. As at December 31, 2025, Equinox has delivered 6,856.633 ounces under the GGM Stream Agreement.

Permits

A range of permits and approvals required for mine construction and operations were obtained from numerous federal, provincial and municipal authorities. The Greenstone Mine currently has all the necessary permits and licenses in place to support current operations.

With ongoing constraints in the public sector, GGM is monitoring the risk of agencies not meeting a reasonable timeframe for any on-going or future permitting approvals. To facilitate the approval timeframes, consultation with Indigenous communities and agencies is undertaken on key permit applications prior to submission. The permit that governs the annual mined quantities is in the process of being increased from 70 Mt/a to 77 Mt/a. Additional federal and provincial authorizations will be required to accommodate additional tailings and waste rock storage requirements for the Mine Plan in the Greenstone Technical Report. Studies related to these permits have been initiated.

The QP is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform work on the properties.

History and Exploration

There are several past producing gold mines on the Greenstone property, including the Hardrock, MacLeod-Cockshutt, Mosher (all later combined as the consolidated Mosher), Little Long Lac, Bankfield, Jellicoe and Magnet mines. Reference should be made to the Greenstone Technical Report for a detailed description of the applicable exploration and production history.

The first gold discovery in the area of the Greenstone property was made between 1916 and 1918 when a gold-bearing boulder was discovered south of the Main Narrows of Kenogamisis Lake. In 1931, W.W. “Hardrock” Smith discovered gold-bearing quartz stringers near the Hardrock Number 1 shaft, and Tom Johnson and Robert Wells discovered gold on Magnet Lake, which later hosted the Bankfield gold mine. T. A. Johnson and T. Oklend followed with the discovery of gold in a small quartz vein along the southern shore of Barton Bay on Kenogamisis Lake, which is now the location of the Little Long Lac property.

In 1934, the period of mine production in the area began with the Little Long Lac mine, the first successfully producing mine. To the west of the 1931 Hardrock discovery, F. MacLeod and A. Cockshutt staked claims and continually explored the area throughout the 1930s and 1940s. By the late 1940s, the F Zone, a low-grade, large-tonnage ore body in greywacke, was identified on both the MacLeod–Cockshutt and Hardrock properties.

Production on the Mosher Long Lac mine began in 1962 (west of, and immediately down-plunge of the same mineralized zones exploited in the MacLeod–Cockshutt mine); then, in 1967, the MacLeod–Cockshutt, Mosher, and Hardrock mines amalgamated and remained in production until 1970. The consolidated Hardrock, MacLeod–Cockshutt, and Mosher mines produced 2,146,326 ounces of gold at an average grade of approximately 0.14 ounces of gold per ton (~14 Mt at 4.9 g/t Au) in the period from 1934 to 1970.

In the 1980s, Lac Minerals Ltd. reviewed the remaining underground reserves and conducted litho-geochemistry, ground geophysical work, and 15,240 m of diamond drilling in 77 holes to target areas with open pit potential (e.g., Hardrock D and F; North and South Porphyry; and Porphyry Hill Zones).

In 1993, Asarco Exploration Company of Canada Limited (“Asarco”) carried out a program of reverse circulation (“RC”) overburden drilling and diamond drilling, the latter mainly focused on the near-surface portion of the F Zone and targets along the plunging nose of the albite porphyry.

Asarco continued their exploration program into 1994, completing RC holes in overburden, sonic holes in historical tailings, and an additional 40,000 feet of diamond drilling, mainly on the targets. In 1996, Cyprus Canada Inc. drilled 24 holes, leading to the discovery of the B Zone. The agreement ended in 1997. Barrick Gold Corporation, through Lac Properties Inc. (“Lac Properties”), began a rehabilitation program, which continued until 2001. This saw construction of the current visitor’s centre, re-contouring and seeding of the historical MacLeod tailings near Highway 11, and capping of old mine shafts.

In 2000, Lac Properties retained Golder Associates Ltd. (“Golder”) to conduct a stability assessment of the F Zone crown pillar at the MacLeod–Cockshutt mine. During their investigation, Golder drilled a borehole (369.5 m) to determine whether caving had occurred above the stopes. The study also included rock mass classification of the core and a correlation of numerical modelling with the field observations. The drilling allowed Golder to confirm that the crown pillar overlying the workings was intact at the time of the study. No evidence of unravelling or caving was observed. The classification of the rock mass overlying the workings indicated that the quality was “good” to “very good.” Due to the depth of the mine workings and the quality of the rock mass, it was not considered probable that significant caving could occur or would have an influence on the overlying ground surface.

In 2002, Lac Properties retained Golder to conduct a stability assessment of the crown pillar of the Hardrock mine. A total of 16 investigation boreholes (2,116.8 m) were drilled to determine whether caving in the crown of the stope had occurred. The study included rock mass classification of the core and a correlation of numerical modelling with the field observations. The drilling indicated that the crown pillar overlying the workings was intact at the time of the study. No unravelling or caving of the crown pillar above the working was observed and no unexpected geometries were encountered. The classification of the rock mass overlying the workings indicated the quality to be “good”. Empirical, analytical, and numerical modelling of the stability of the crown pillar overlying the mined zone indicated the crown pillar to be stable, even when conservative values were used for stope geometries, strength, and rock mass classification, thus ensuring an additional built-in safety factor.

In 2007, Lac Properties drilled six geotechnical diamond drill holes totalling 1,208.1 m in the crown pillars.

In 2007, Premier Gold Mines Limited (“Premier”) began assembling the current property. The results of 1,629 drill holes were included in the 2016 feasibility study and summarized in Table 6-2 of the Greenstone Technical Report.

Geological Setting, Mineralization and Deposit Types

Geology

The Greenstone Mine lies within the granite-greenstone Wabigoon Subprovince of the Archean Superior Craton in eastern Canada. The Wabigoon Subprovince, averaging 100 km wide, is exposed for some 900 km eastward from Manitoba and Minnesota, beneath the Mesoproterozoic cover of the Nipigon Embayment, to the Phanerozoic cover of the James Bay Lowlands. The Wabigoon Subprovince can be subdivided into western greenstone-rich domains in the Lake of the Woods-Savant Lake and Rainy Lake Areas, a central dominantly plutonic domain, and an eastern greenstone-rich domain in the Beardmore-Geraldton Area.

The Hardrock Property is located within the Beardmore-Geraldton Greenstone Belt that contains several narrow, east-west striking sequences of volcanic and sedimentary rocks of Archean age. The southern edges of these sequences are spatially related to the through-going, major structural discontinuities thought to be thrust faults that have imbricated the sedimentary sequences. In the Geraldton area, most of the gold mines and a number of gold showings occur within or proximal to the Bankfield-Tombill Deformation Zone (also known as the Barton Bay Deformation Zone), a zone of folding and shearing up to 1 km wide. The southern limit of the Bankfield-Tombill Deformation Zone is marked by the Bankfield-Tombill Fault, a zone of intense shearing up to 12 m wide.

In the immediate Geraldton area, the dominant rock types are clastic sediments (greywacke and arenite), oxide facies iron formations (“BIF”) and minor mafic metavolcanics. There are a number of younger intrusives, including an albite-rich porphyry unit (“Hardrock Porphyry”) that is spatially associated with much of the gold mineralization on the Hardrock, MacLeod-Cockshutt and Mosher mines. Significant gold mineralization is also often spatially associated with BIF. In the case of the Little Long Lac mine, gold mineralization is primarily hosted by an arkosic unit.

Gold mineralization occurs in a variety of host rocks and the style of mineralization is partly a function of the host rock. While the location and overall orientation of the orebodies appear to have been largely structurally controlled, the deformation of the orebodies has not been as intense as that of the host rocks. Nevertheless, there are areas where local folding and boudinage of mineralized veins is apparent. Additionally, there are strong secondary controls that influence the extent and intensity of gold mineralization, such as the competency contrast between host rocks (e.g., the Hardrock Porphyry and its contacts with either wacke or BIF) and the chemical character of the host rocks (e.g., oxide facies BIF being replaced by sulphides).

Intrusive rocks include the Hardrock Porphyry, diorite, gabbro, and diabase dykes. It is of interest that the Hardrock Porphyry seems to be sill-like in nature, even though it is tightly folded and the contacts between it and the sedimentary units are often highly deformed. The general scale and folding pattern of the porphyry very closely match the geometry of the conglomerate unit that occurs in the vicinity of the Hardrock and MacLeod-Cockshutt Mines.

Mineralization

Most mineralized occurrences in the Hardrock deposit area lie in a zone of deformation to the immediate north of, and genetically linked to, the Tombill-Bankfield Deformation Zone. This zone of deformation varies from 600 m to 100 m in total width, while the crush zone of the Tombill-Bankfield Fault proper ranges from metres to hundreds of metres in width. Gold mineralization is associated with D3 brittle shear zones and folds overprinting regional F2 folds. The plunge of the mineralized zones is parallel to F3 fold axes and to the intersection of D3 shear zones with F2 and F3 folds. On a sub province scale, regional folds cut by D3 dextral shear zones are promising targets for discovering the next generation of large gold deposits.

The interpretation of the mineralized zones by GMS (an independent consultant) is based on a litho-structural model developed by InnovExplo, but greatly simplifies the domains. As compared to the 2016 feasibility block model, some wide domains that encompassed significant amounts of internal dilution have been re- interpreted, such that higher-grade portions have been made more distinct. In the updated model, lithological domains and mineralized zones are located inside three areas.

The North Domain consists of a refolded (F3 overprinting F2) sequence of BIF and greywacke, with minor porphyry and gabbros. A Central Domain consisting mainly of an undifferentiated greywacke sequence and a mineralized portion of this greywacke, defined as the Mineralized Central Wacke, which are both likely sheared and folded. Three mineralized zones have been defined within the Central Domain to constrain zones of higher-grade gold mineralization inside the Mineralized Central Wacke. A South Domain is characterized by a tightly folded (F2) stratigraphic sequence. Five mineralized zones have been defined within the South Domain, in which gold mineralization appears primarily associated with the “main” anticline (Hardrock Anticline) and preferentially within both BIFs.

Zones which are categorized as quartz-carbonate stringer mineralization include F Zone, F2 Zone, A Zone, SP Zone, Central Zone and Tenacity Zone. Mineralization within these zones generally consists of a series of narrow, tightly asymmetrically folded gold-bearing quartz-carbonate stringers, which are usually attenuated, transposed and dislocated in hook-like segments. The stringers are accompanied by a gold-bearing quartz-sericite-pyrite (±arsenopyrite) alteration halo about the stringers. It is the accumulation of a number of stringers and associated alteration halos that constitutes the zones. Individual stringers and their associated alteration haloes within the mineralized zones are often high-grade with minute flecks and clusters of visible gold. Assay results of up to, and often greater than, 30 g/t Au are attainable from some stringers. Overall, zones having average grades of 4 g/t Au as individual stringers are too narrow and discontinuous to consider mining as separate higher-grade zones.

Zones that are categorized as sulphide replacement mineralization include the North 1, North 2 and North 3 zones, and the SP Zone. The nature of the mineralization within these zones is best understood from the historical work completed on the North 1 Zone. Mineralization within these zones occurs as variable pyrite, arsenopyrite and pyrrhotite replacement of iron oxide at the margins of quartz veins, within the hinge zones of folded BIFs. The auriferous sulphide replacement appears to have migrated outwards along the iron oxide bands from gold-bearing quartz-carbonate stringers occupying brittle axial planar tension fractures. This replacement mineralization yields grades of 7 g/t Au or greater.

Deposit Types

The gold ore bodies at the Greenstone Mine are one of the type examples for BIF-hosted gold deposits. The Greenstone Mine recognizes and presents the following subtypes: non-stratiform deposits and Greenstone-hosted quartz-carbonate vein deposits.

Exploration and Drilling

Since exploration began on the various projects contained on the Hardrock, Brookbank, and Viper Properties, approximately 90% of the exploration expenditures have been on diamond drilling. The remaining exploration consisted of ground and airborne geophysics, line cutting, overburden stripping and trenching, and surface prospecting. No additional exploration work other than drilling has been carried out on the Hardrock Property since publication of the 2024 technical report by Equinox.

Within the Greenstone deposit area, a total of 1,919 drill holes totaling 603,904 metres were completed by Premier between 2009 and 2019 and a total of 1,979 drill holes totaling 133,544 metres were completed by Equinox between 2021 and 2025.

Historical exploration and production drill testing in the vicinity of Greenstone mine was primarily by wireline rigs using diamond-faced bits in a variety of coring diameters. Reverse-circulation overburden and sonic drill testing of basal till were also undertaken during early reconnaissance exploration, while more recent reverse circulation grade control (“RCGC”) has delineated and tested mineral domains during later pre-production and production phases.

Core drilling prior to 2002 produced BQ-diameter (36.5 mm) core, while all drilling since has been NQ-diameter (47.6 mm). Collar locations for 55% of drill holes completed prior to 2013 were located via hand-held Global Positioning System (“GPS”) in UTM coordinates. Since 2018, the site surveyor or geologists have spotted the RCGC, blastholes, and diamond drill holes using a Trimble RTK system using the coordinates planned by GMS or GGM. Once holes are drilled, casings are typically left in the ground and the precise drill hole collar, azimuth, and UTM coordinates are confirmed by placing an APS or DeviAligner unit on the drill casing. A steel cap is placed on the casing and the hole collar is subsequently surveyed using a Trimble RTK.

RC drilling is conducted by mobile rigs equipped with conventional, air-assisted, down-the-hole (“DTH”) hammer mechanisms and a Metzke 1200 cyclone with a three chute cone splitter. A member of the geology team will load all designed collar coordinates into a Trimble GPS tool and provide copies of this information to the drilling supervisor. Wooden stakes labeled with the hole ID, azimuth, dip and length are prepared. Once located in the field with the GPS unit, the precise collar location is spray painted on the ground, followed by placement of a spray-painted rock and the labeled stake.

Between July 2024 to August 2025, a total of 1,339 RC drill holes comprising 79,878 m were drilled to continue delineation of economic mineralization within Phase 1A and Phase 1B pit boundaries.

A diamond drilling campaign commenced in May 2025 targeting geologic and structural features throughout the planned Greenstone pit, with emphasis on the near-term (5 year) mining. As of the effective date of the Greenstone Technical Report, 21 diamond drill holes, including two recollared holes, totalling 6,054 metres were drilled.

The results of the 2025 drilling were generally consistent with the predicted geological model for Greenstone. GGM geologists used lithological and structural information collected through this program to complete updates to the geologic model and domain wireframes for the 2025 Mineral Resource estimate. Gold assay results from this program were not available at the time of the August 2025 data cut-off for the Mineral Resource estimate.

Sampling, Analysis and Data Verification

Laboratories

The Geraldton facility belonging to Activation Laboratories Ltd (“Actlabs Geraldton”) was used for the entire drilling and channelling programs up to March 2024. Actlabs Geraldton received ISO 9001:2008 certification through Kiwa International Cert GmbH. Actlabs Geraldton was an independent commercial laboratory. GGM purchased the Geraldton facility from Actlabs Geraldton in March 2024 and has been processing all blast hole and metallurgical samples at the facility since then. The Activation Laboratories Ltd. facility in Thunder Bay (“Actlabs Thunder Bay”) has been used to process all RC grade control samples for gold fire assay with AA or gravimetric finish, screen metallic fire assay (“SMFA”) and inductively coupled plasma-optical emission spectroscopy (“ICP-OES”) for multi-element analysis. Actlabs Thunder Bay is an independent, ISO 17025 certified laboratory.

All umpire assaying of batches (pulps) was undertaken at Australian Laboratory Services (“ALS”) - Chemex in Thunder Bay. ALS-Chemex laboratory is part of the ALS Global Group and has ISO 9001 certification and ISO/IEC 17025 accreditation through the Standards Council of Canada. ALS-Chemex is an independent commercial laboratory.

Quality Control Sample Preparation by GGM

All Quality Assurance/Quality Control (“QA/QC”) samples are prepared and bagged in advance by GGM personnel. The GGM employee in the core-cutting facilities places one half of the ticket into a bag with the sample and staples the other half to the box. One half of each QA/QC sample ticket is placed in the appropriate type of control sample bag, which was prepared beforehand. A list of QA/QC samples and their numbers/locations is posted on the wall in the core logging facility (core shack) and regularly updated by GGM personnel. Five to seven samples are placed in a rice bag and the contents identified on the outside of the bag. Each bag and its contents are recorded on a notepad and placed in a plastic holder once complete. These slips are picked up each morning by a GGM employee and recorded in an Excel spreadsheet. Once the batches are complete, GGM personnel arrange for transportation to Actlabs Thunder Bay via Manitoulin Transport.

Samples selected for analysis are sent in batches of 34. Each purchase order covers one batch of 34 samples, consisting of:

•	30 regular samples

•	1 field duplicate sample

•	1 field blank

•	1 Certified Reference Material (“CRM”) with a low gold value

•	1 CRM with a high gold value

As a QA/QC check, Actlabs Thunder Bay adds a 35th sample to every field batch received – a coarse duplicate of the last regular sample (i.e. the 30th sample), constituting a second pulp prepared from the reject. The quality of the reject is monitored to ensure that proper preparation procedures are used during crushing. For the fusion process, Actlabs Thunder Bay adds seven more QA/QC samples (two analytical blanks, two CRMs and three pulp duplicates), bringing the fusible batch to 42. The pulp duplicates are necessary to ensure that proper preparation procedures are used during pulverization.

At Actlabs Thunder Bay, the maximum furnace charge of 42 samples ensures that GGM samples are not mixed with others.

Fire Assay Procedures (Actlabs Thunder Bay)

Samples (50 g each) are sent to the fire assay area, numbered and in order (usually 1 to 34+1). A rack of 42 crucibles is then labelled with an assigned letter code and numbered 1 to 42. The mixture is placed in a fire clay crucible. The mixture is then preheated to 850°C, intermediate at 950°C and finished at 1,060°C, with the entire fusion process lasting sixty minutes. The crucibles are then removed from the assay furnace and the molten slag (lighter material) is carefully poured from the crucible into a mould, leaving a lead button at the base of the mould. The lead button is then placed in a preheated cupel, which absorbs the lead when cupelled at 950°C to recover the gold (doré bead) + Au. The entire silver doré bead is dissolved in aqua regia and the gold content is determined by atomic absorption (“FA-AA”) finish (1A2-50 code).

On each tray of 42 samples, there are two blanks, three sample duplicates and two CRMs – one high and one low (QA/QC = 7 out of 42 samples).

All samples assaying grades over 5.0 g/t Au with AA were re-run with gravimetric finish (1A3-50 FA/GRAV code) to ensure accurate values. After the fire assay procedures, gold is separated from the silver in the doré bead by parting with nitric acid. The resulting gold flake is annealed using a torch. The gold flake remaining is weighed gravimetrically on a microbalance.

Gold analysis for samples containing or suspected to contain VG were completed using a SMFA procedure (1A4 and 1A4-1000 code).

The +100 mesh (coarse) fraction is assayed in its entirety by FA-AA as described above, typically in one or more charges depending on sample mass. Gravimetric finish may also be applied when coarse gold content warrants direct measurement to improve analytical precision.

The -100 mesh (fine) fraction is separated into 50 g aliquots and analyzed using traditional FA-AA method. Duplicate analysis of this fraction provides an assessment of precision and helps quantify residual nugget effects in the fine material.

Gold concentrations from the coarse and fine fractions are then combined on a weighted-average basis according to their respective mass proportions to calculate the total gold grade for the sample.

Fire Assay Procedures with Gravimetric or AA Finish (ALS-Chemex Thunder Bay)

The fire assay technique uses high temperature and flux to “melt” the rock and allows the gold to be collected. Lead formed from the reduction of litharge is traditionally used as the collecting medium for silver and gold. The test sample is intimately mixed with a suitable flux that will fuse at high temperatures with the gangue minerals present in the sample to produce a slag that is liquid at the fusion temperature. The liberated precious metals are scavenged by the molten lead and gravitate to the bottom of the fusion crucible.

Upon cooling, the lead button is separated from the slag and processed in a separate furnace for high-temperature oxidation (cupellation), where the lead is removed, leaving the precious metals behind as a metallic bead called a prill. Traditionally, this prill was then partially dissolved in nitric acid (parted) to remove silver and the remaining gold determined by weighing (gravimetry). Alternatively, the prill can be dissolved in a mixture of hydrochloric and nitric acid (aqua regia) and the concentration determined by spectroscopic methods.

For the AA finish method, a pulp sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, then inquarted with 6 mg of gold-free silver and cupelled to yield a precious metal bead. The bead is digested in 0.5 mL dilute nitric acid in the microwave oven. The 0.5 mL concentrated hydrochloric acid is then added, and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by AA spectroscopy against matrix-matched standards.

For the gravimetric finish method, a pulp sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents to produce a lead button. The lead button containing the precious metals is cupelled to remove the lead. The remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold. Silver, if requested, is then determined by the difference in weight.

At the ALS-Chemex laboratory, the batch size for all fire assay methods is 84, including six internal QA/QCs. Therefore, 78 client samples can be taken per batch.

The maximum furnace charge of 78 client samples ensures that GGM samples are not mixed with others.

QP Conclusions

A statistical analysis of the QA/QC data provided by GGM did not reveal any significant analytical issues. GMS is of the opinion that the sample preparation, analysis, QA/QC and security protocols used for the Greenstone Mine follow generally accepted industry standards and that the data are of sufficient quality to be used for Mineral Resource estimation.

Data Verification

Several drilling campaigns in the Greenstone database have been validated by Equinox personnel and the independent consultant, GMS, at various points during the generation of the 2016, 2019, and 2024 updates of the Mineral Resource estimates for the Greenstone Mine, and are described in the Greenstone Technical Report. This section summarizes data verification procedures after the 2024 Mineral Resources estimate.

After the 2024 Mineral Resources estimate, drill holes from historical drilling campaigns in the 1980s and 1990s were identified. The assay values from these drill holes match those publicly reported in the Assessment File Research Image database and in historical drill logs; the original assay certificates were not available for validation. Several statistical and visual comparisons with recently completed validated drill holes within a 25 m radius of these drill holes were completed. Historical drill holes with reasonably comparable assay values were incorporated into the 2025 Mineral Resource estimate. Previously incorporated historical drill holes that have not been confirmed due to a lack of new data or poor comparison were excluded from the Mineral Resource database.

Drill hole data added to resource database for the 2025 Mineral Resource estimate comprises only the RCGC drill hole in the open pit area, and the review and validation focused on these drill holes. The close-out date for the 2025 resource database is August 12, 2025.

The Greenstone Mine database was migrated from the Datashed database to the MX Deposit database in December 2024. Several validation processes were conducted to ensure the migrated data retained integrity and accuracy, and that it is reliably in MX Deposit. The migration to the MX Deposit database was verified as accurate and is consistent with the original Datashed database. Additionally, historical data not captured in the Datashed database was included in the MX deposit database in 2025.

The 2025 resource database, including the additional RCGC drill holes, was validated by Equinox QPs. Visits to the sampling preparation facilities for the RCGC drill hole samples, as well as to the mining pit and outcrop, were completed during site visits by the QPs. Review of the RCGC sample preparation facility and process for preparing samples for the laboratory identified no issues. The sampling preparation processes are well established for transporting the samples from Greenstone Mine to the laboratory.

Review of the QA/QC data identified minor issues with CRMs in a subset of data from 2022 to 2025, with CRM values outside the third deviation boundary. These RCGC drill holes were included in the resource database, as the QP considers their inclusion to be immaterial to the Mineral Resource estimate, as the bulk of these drill holes are located within mined-out areas and do not affect any blocks in the Mineral Resources.

Additionally, the imported drill holes from the MX deposit database, earmarked for use in the 2025 Mineral Resource estimate, was also validated in the geological software, and minor issues because of the importing were corrected.

Mineral Processing and Metallurgical Testing

Significant metallurgical test work has been completed on ore samples from various parts of the ore deposit, and the test results were used to develop the process design criteria and flowsheet on the current process plant. Test work concluded that the ore is composed mainly of quartz and plagioclase with minor amounts of pyrite and arsenopyrite; gold occurs mainly as native gold; the ore is in the category of medium hardness to moderately hard; a portion of the gold can be recovered by gravity concentration; and is amenable to conventional cyanidation.

During 2014–2015, metallurgical test work programs were completed to support the feasibility study and subsequent design of the existing operating process plant. More recently, a metallurgical test work program was completed in 2019 and focused on whole ore cyanidation and gravity tails cyanidation testing to confirm the current flowsheet. Metallurgical test work was primarily completed at SGS Lakefield in Ontario, Canada.

No new significant metallurgical test work program has been completed since the process plant was commissioned in 2024; however, Plant Operations have completed mineralogy and gold deportment tests as part of plant optimization.

A multivariant regression model has been used to predict leach residue grade that is then used to predict plant gold recovery, which averages 86.4% over the Life of Mine. Historically, the model was based on gold, arsenic and sulphur head grades, primary grind size from metallurgical test work. The current leach residue grade algorithm is based on 2025 plant performance.

The process plant currently treats ore via a conventional gravity-cyanidation flowsheet and is ramping toward nameplate capacity of 27 kt/d. Run-of-mine ore is processed via primary and secondary crushing and HPGR-Ball mill comminution circuits followed by a gravity circuit. Gravity tailings are treated via a leach-carbon-in-pulp (“CIP”) circuit and associated gold recovery and carbon handling circuits to produce gold doré. Average life of mine gold recovery is estimated at 86.4% based on operating data and metallurgical models. CIP tailings are treated via a cyanide destruction process prior to storage in the tailings management facility (“TMF”). During 2025, the plant continued to ramp up to name plate and achieved a peak production of 24kt/d.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimates

The Greenstone Mineral Resource estimate represents an update to the October 1, 2024, resource model. The estimate incorporates:

•	An expanded drill hole database including an additional 1,339 RC grade control holes
•	Updated lithological and structural interpretations
•	Revised mineralization domains based on litho-structural controls
•	Updated pit optimization at US$2,300/oz Au
•	Reporting of the underground Mineral Resources within mineable shapes

Gold mineralization is hosted in multiple structurally controlled domains including the North (N1, N2, Central), F, SP, Tenacity, and South zones. Ordinary kriging was used for gold estimation, updated estimation parameters supported by updated variography and dynamic anisotropy aligned with local geological controls.

Measured, Indicated, and Inferred Mineral Resources were classified based on drill spacing, estimation pass, distance to composites, and geological confidence, with post processing adjustments applied to mitigate over smoothing and isolated volumes.

Reconciliation against 2025 production indicates that the reblocked resource model is approximately 3% higher in grade than plant adjusted actuals, which is considered acceptable given the early stage of operations.

Mineral Resource Estimate (Exclusive of Mineral Reserves) for Greenstone Mine

	In Pit >0.18 g/t Au			Underground >1.10 g/t Au
Category	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)
Measured	21	0.51	0	1	0.63	0
Indicated	32,470	1.28	1,335	21,479	2.36	1,631
Total M&I	32,491	1.28	1,335	21,479	2.36	1,631
Inferred	14,847	0.88	418	16,335	2.37	1,245

Notes:

(1)	CIM Definition Standards and 2019 CIM Best Practice Guidelines were followed for the Mineral Resource estimate.
(2)	The effective date of the estimate is December 31, 2025.
(3)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(4)	Mineral Resources are presented in this table exclusive of Mineral Reserves.
(5)	Open pit Mineral Resources is reported at a minimum recovered gold cut-off grade of 0.18 g/t and is constrained within a pit shell.
(6)	The cut-off grade and Pseudoflow pit shell use a long-term gold price of $2,300/oz, a USD:CAD exchange rate of 1.33, average mining costs of $3.41/t, processing costs of $12.20/t, refining and transportation costs of $3.29/oz of AU recovered and G&A costs of $6.81/t.
(7)	Underground mineral resources are reported within mineable stopes based on a conceptual mining method at a minimum recovered gold cut-off grade of 1.10 g/t.
(8)	A gold price of $2,300/oz was used to determine the underground cut-off grade, average mining costs of $65.00/t, processing costs of $12.20/t, refining and transportation costs of $3.29/oz of Au recovered, and process sustaining capital costs of $1.20/t.
(9)	Average metallurgical recovery is estimated using a multivariant regression equation to predict leach residue grade. The average value for the open pit is 86.4% and underground value is 91%.
(10)	A royalty rate of 3.0% was applied.
(11)	Numbers may not add due to rounding.

GMS is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate, except for uncertainty around the position, size, and geometry of voids from historical mine workings within the pit, which remains a risk to the Mineral Resource estimate.

Mineral Reserve Estimates

Greenstone Mine Open Pit Mineral Reserve Estimate

Category	Diluted Ore Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)
Proven	6.9	0.75	164
Probable	172.5	0.93	5,169
Total P&P	179.3	0.93	5,334

Notes:

(1)	CIM Definition Standards were followed for Mineral Reserves.

(2)	The effective date of the estimate is December 31, 2025.

(3)	Metallurgical recovery is estimated using a multivariant regression equation to predict leach residue grade.

(4)	Mineral Reserves are estimated based on a mine plan using a minimum recovered gold cut-off grade of 0.20 g/t Au.

(5)	Mineral Reserves are estimated using a long-term gold price of $2,100/oz and a USD:CAD exchange rate of 1.33, average processing costs of $12.2/t of ore, G&A of $6.2/t of ore, and mining costs of $2.74/t mined.

(6)	Mining dilution is modelled by regularization and applying a 3 % factor to the grades.

(7)	Reserves include 11 Mt at 0.51 g/t Au of previously stockpiled ore.

(8)	Numbers may not add due to rounding.

GMS is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate. In accordance with NI 43-101, only Measured and Indicated Mineral Resources have been converted to Mineral Reserves. Inferred Mineral Resources contained The Inferred Mineral Resources contained within the mine design are classified as waste.

Mining Operations

Mining is being carried out using conventional open pit techniques with 10 m benches. An owner-mining operation is in place, with outsourcing to contractors for certain support activities such as explosives manufacturing and blasting.

Production drilling of the 10 m benches is performed by blasthole drill rigs with both rotary and DTH drilling capability. Loading in the open pit is carried out by five 29 m3 hydraulic face shovels, one 16.5 m3 hydraulic excavator, and one 27.5 m3 front-end wheel loader. Haulage is performed with a combination of Caterpillar 793-08 and Caterpillar 793F mine haul trucks. The presence of historical underground stopes was considered when designing the pit, with the ramp kept away from the old voids, and additional berms placed where necessary to enhance safety.

Mining of the main pit will occur in five main phases. Waste rock will be disposed of in four ex-pit waste dumps and one in-pit waste dump. The open pit generates 739 Mt of waste material (inclusive of historical tailings and underground backfill) over the life of mine (“LOM”) for an average LOM strip ratio of 4.4:1.

The LOM plan provides 14 years of mine production, followed by 5 years of stockpile processing. Annual mine material movement was capped at 77 Mt from 2026 until 2035. Material movement will gradually decline from 2035 until the end of the mine life in 2039. The maximum processing plant production targets 27,000 t/d (9.86 Mt/a), which will be achieved in 2027 and sustained until 2043.

Processing and Recovery Operations

The process plant has a nameplate capacity of 27,000 t/d and includes primary crushing (gyratory crusher), secondary crushing (cone crusher), HPGR and twin ball milling grinding circuit with gravity recovery, pre-leach thickening, cyanide leaching followed by gold recovery by CIP adsorption, elution and carbon regeneration, and electrowinning and refining. Tailings handling incorporates cyanide destruction and tailings thickening and deposition.

The mill operation schedule is 24 h/d, 365 d/a with an overall planned utilization of 92%.

The service areas include reagent preparation, compressed air, oxygen plant and sulphur dioxide storage and distribution. The bulk of the water requirements for the process plant is provided by process water and consists of pre-leach thickener overflow and reclaim water from the TMF. Treated water from the effluent water treatment plant is used in the strip circuit, ILR and refinery circuits, used as gland seal water and for reagent dilution. Treated water is used for the grinding mill cooling systems and fire water. Potable is supplied from an onsite potable water treatment plant and used for safety showers and various users within the process plant and administration areas.

The primary reagents include flocculant, sodium hydroxide, sodium cyanide, copper sulphate, liquid sulphur dioxide, anti-scalant, lime, hydrochloric acid, and oxygen.

Infrastructure, Permitting and Compliance Activities

Infrastructure

The Greenstone Mine is within a district that is host to numerous mines and processing facilities and has access to good transportation and regional mining-related infrastructure. The Greenstone Mine is within a district that is host to numerous mines and processing facilities and has access to good transportation and regional mining-related infrastructure. The Mine is located along the Trans-Canada Highway 11 and TC Energy’s Mainline natural gas pipeline, and nearby the town of Geraldton that hosts a municipal airport and a 115 kV Hydro One electrical substation.

The general infrastructure to support mining and processing activities includes: site access and haul roads, mining equipment maintenance shop, warehouse for spare parts and reagents, site mixed emulsion (SME) plant, sewage treatment plant, fuel supply storage and distribution, communications network, assay laboratory, administration building, including a dry facility, gatehouse, and parking area, potable water and sewage systems, fire water systems, and site security and fencing.

A natural gas-fired power plant with a design capacity of 48 MW provides power to the Mine. Natural gas is provided to the power plant via a connection to TC Energy’s Mainline pipeline.

A new Ontario Provincial Police (“OPP”) station is currently being built to replace the existing station that is located within the Greenstone Mine’s property limits. Portions of the historical MacLeod and Hardrock tailings piles, which extend into the limits of the open pit, have been and continue to be relocated to the TMF.

Water Management

All collected mine water, surface runoff water, and underground workings water is directed through various runoff and seepage collection ponds to the centralized mine water Collection Pond M1, which is designed to provide buffer flows for mill make-up water, with excess water sent to the effluent water treatment plant for treatment prior to discharge to the Southwest Arm of Kenogamisis Lake. A seepage collection system was installed to manage seepage from the historical MacLeod tailings. Surface water runoff from the exterior of the TMF dams and any seepage through the dams or foundations is collected in a series of ponds and pumped back into the TMF reservoir for reuse in processing.

Tailings Management Facility

The TMF is a series of constructed dams with a final maximum height of 35 m and crest length of approximately 7,400 m. The TMF is currently designed to receive approximately 145 million tonnes (Mt) of mill and historical tailings at an average dry density of 1.34 t/m3. A cyanide destruction system is used to process all tailings water before it is sent to the TMF. An allowance has been made within the TMF to store the historical tailings and contaminated soils being relocated from the open pit area.

The TMF dams are and will continue to be constructed primarily using waste rock from mining operations. The dams will be constructed in stages and in the downstream direction. Construction of the TMF starter dams was completed in 2023 with the first (Stage 1) dam raises completed in 2024 and the second in 2025/26 to a crest elevation of 347 m (346m for the Southwest Dam only), and the planned ultimate crest elevation will be 365 m. The current TMF design does not fully accommodate the life-of-mine tailings requirements, and additional storage solutions are being evaluated.

Tailings geochemistry indicates that less than 10% of the ore is considered potentially acid generating. This amount will be reduced through oxidization during ore processing, thereby reducing the overall acid rock drainage potential for the tailings.

Foundation improvements for the TMF have included the installation of a seepage cut-off wall via a deep soil mixing (“DSM”) methodology along the Southwest Dam and construction of a shear key beneath the downstream portion of the Southeast Dam. Additional shear key and DSM programs will be performed for the Southwest and West Dams, respectively, in 2026 and 2027, and these programs will complete the foundation improvements required to achieve the ultimate dam height.

Tailings are deposited in the TMF from the dam crests as a conventional slurry to produce a wide exposed beach. This beach will displace the tailings pond away from the dams towards natural ground along the western edge of the facility to enhance long-term dam stability. A barge-mounted pump system, located near the west side of the TMF, reclaims water from the TMF pond and pumps it back to the processing plant.

Closure of the TMF involves lowering of the spillway and vegetating the exposed tailings beaches. Runoff from the pond, when deemed suitable for discharge to the environment, will be directed through the spillway.

Permitting and Compliance

Environmental baseline studies were conducted for the Greenstone Mine between 2013 and 2021 and were used to identify environmental constraints during the development of layouts and designs for the Greenstone Mine. This environmental baseline was the basis for determining incremental changes and predicting environmental effects associated with the Greenstone Mine.

A final environmental impact statement / environmental assessment (“EIS/EA”) was completed and a Notice of Approval was issued by the provincial regulatory agency and a Decision Statement was issued by the federal regulatory agency. GGM submitted a Closure Plan and Financial Assurance to the Ministry of Mines, which received approval on March 30, 2021. Since approval of the initial closure plan, GGM has filed two amendments, one in December 2023 and another in August 2024 to account for detailed design and to address measures implemented to mitigate erosion of the Goldfield Creek diversion channel.

The results of the final EIS/EA, including implementing the identified mitigation measures, supports the conclusion that the Greenstone Mine will not cause significant adverse environmental effects. Since completing the final EIS/EA, GGM has completed slight modifications of Greenstone Mine components, which form the basis for the final mine plan used for the Greenstone Technical Report. Active consultation with stakeholders (community members, agencies and interested parties) and Indigenous communities has been undertaken throughout Greenstone Mine planning, permitting, and detailed engineering and will continue through operation and closure of the Greenstone Mine.

GGM has established long-term relationship agreements with five local Indigenous communities. The agreements establish increased clarity regarding GGM’s ability to develop the Greenstone Mine and the Indigenous communities’ opportunity to benefit from future mining opportunities in the region, including the potential to extend the life of the Greenstone Mine.

The GGM Indigenous Relations team meets regularly with local Indigenous communities discussing employment, training, and procurement opportunities through the Implementation Committee (“IC”). The IC comprises members of each of the partnering communities and provides an ongoing forum for communication and co-operative measures for supporting Indigenous participation levels in the Mine. This provides an avenue for community members to voice concerns or questions they may have and to receive feedback from GGM.

The Environmental Sub-Committee (“EAS”) reports to the IC and provides a forum for timely review and consultation and comment on Project Approvals and Environmental Management & Monitoring Plans. The EAS considers and recommends appropriate testing, studies, or programs. Five Environmental Technicians from Aroland First Nation, Animbiigoo Zaagi’igan Anishinaabek, Ginoogaming First Nation, Long Lake #58 First Nation, and Métis Nation of Ontario actively participate in the daily operation of the GGM Environmental Department.

Capital and Operating Costs

Capital Costs

In 2025, capital expenditures totaled $191 million. Sustaining capital expenditures totaled $94 million, including $32 million of tailings expansion and related earthworks, $34 million of mobile equipment and critical spares, and $28 million of other capital projects. Non-sustaining capital of $96 million was primarily associated with $69 million of mobile equipment and critical spares and $27 million of other capital projects.

The capital expenditures include sustaining expenditures for mining, processing and general and administration costs and non-sustaining expenditures.

The non-sustaining capital cost is estimated to be $80.3 million for the LOM operating period.

Non-Sustaining Capital Cost LOM Summary

Capital Cost – Non-Sustaining	Total Costs ($ million)
Building and Infrastructure	36.6
Project Carryover	40.4
Capitalized Development	3.4
Total Cost	80.3

Major items included in the non-sustaining capital include the costs for the OPP station relocation, remediation work and the HPGR rebuild facility.

The sustaining capital cost is estimated to be $1,319.4 million for the LOM operating period.

Sustaining Capital Cost LOM Summary

Capital Cost – Sustaining	Total Costs ($ million)
Buildings and Infrastructure	140.2
Hardware/Software	1.5
Machinery and Equipment	48.3
Major Capital Repairs	378.6
Tailings Management Facility	461.7
Fleet Purchase	92.3
Capitalized stripping	196.8
Total Cost	1,319.4

Major items included in the sustaining capital include a new camp accommodation, strategic spares for the processing plant, major capital repairs for the mining fleet, TMF expansions, new mining fleet equipment purchases, and capitalized stripping.

The operating costs include mining, processing and G&A. The average operating cost is $1,325/oz Au or $32.20/t milled over the LOM operating period.

Operating Costs LOM Summary

Description	Total Costs ($ million)
Mining	2,485
Processing	2,188
G&A	1,107
Total Operating Costs	5,781

Exploration, Development, and Production

Commissioning activities at Greenstone commenced in Q1 2024 and commercial production was achieved in November 2024. Greenstone is in the late stages of ramping up to full design capacity.

Production of 223,843 ounces of gold in 2025 was in line with updated 2025 guidance of 220,000 to 260,000 ounces, with cash costs of $1,380 per oz and AISC of $1,824 per oz. During 2025, Equinox spent $94.5 million in sustaining capital expenditures at Greenstone, and $121.4 million in non-sustaining capital expenditures. Detailed financial, production, and operational information for Greenstone is available in Equinox’s management’s discussion and analysis for the most recent fiscal year.

Exploration at Greenstone in 2025 was designed to enhance Equinox’s understanding of the geology, structural controls on gold mineralization, and grade distribution within the deposit, with a total of 9,764 metres drilled in the year. A robust review of resource definition, expansion and generative targets is underway to determine plans for additional drilling in 2026.

KIAKA mine TECHNICAL INFORMATION

Kiaka 2025 MRMR and 2024 FS Update

The information supporting the most recent resources and reserves statement effective December 31, 2024 “2025 MRMR” were prepared by WAF and third-party consultancies and published on August 6, 2025 on WAF’s website www.westafricanresources.com. The Competent Persons “CP” were Mr. Brian Wolfe of Independent Resource Solutions Pty Ltd and Mr. Peter Wright of WAF. Additional information was sourced from the Kiaka FS Update published July 2, 2024 on WAF’s website, also authored by Mr. Wolfe and Mr. Wright. The following information does not purport to be a complete summary of the 2025 MRMR and Kiaka FS Update and reference should be made to the full texts of the 2025 MRMR and Kiaka FS Update. Additional information has been sourced from other WAF disclosure dated June 4, 2025, June 29, 2025, August 5, 2025, September 1, 2025, November 25, 2025 and January 27, 2026. WAF is listed on the Australian Stock Exchange and the information pertaining to Kiaka in this AIF conforms to the Joint Ore Reserves Committee Code, 2012 Edition (the “JORC Code”).

The 2025 MRMR and Kiaka FS Update do not constitute part of this AIF and are not incorporated by reference herein.

Kiaka Mine

The Kiaka Mine is a newly operating mine located in Burkina Faso, 85% owned by WAF and 15% owned by the Burkinabe government (free-carried interest). Construction commenced in late 2022, producing first gold in late June 2025 and is in the final stages of ramp up. The mine is expected to operate for 18 years producing 234,000 ounces of gold annually.

Property Description, Location and Access

Kiaka is located approximately 140 km southeast of Ouagadougou, the capital of Burkina Faso and is easily accessed via established roads. The project is located within a mining permit covering an area of 54 km2, which was granted in 2016 and valid for a period of 20 years with consecutive renewable periods of 5 years.

Kiaka is subject to royalties totalling 11% plus a 1% community fund.

History

The Kiaka deposit was discovered by Randgold in the early 2000s. In 2009 Volta Resources acquired Kiaka from Randgold and continued to drill and develop the project, publishing various Mineral Resource estimates and technical studies. In 2013 B2Gold acquired Volta Resources and continued developing the project, conducting additional drilling, technical studies and permitting. In late 2021, West African Resources acquired the project. In June 2025, the Government of Burkina Faso increased their equity interest in the project from 10% to 15% to align with the new Burkina Faso Mining Code adopted in August 2024. On August 28, 2025 WAF reported a request from the government of Burkina Faso to acquire, for valuable paid consideration, an additional 35% of Kiaka. A WAF update from November 25, 2025 disclosed that negotiations for an increase in equity ownership of Kiaka by the Burkina Faso Government remain ongoing.

Geological Setting, Mineralization and Deposit Types

Geology

The project is located at the intersection of the Tenkodogo belt and the Markoye Fault Zone within Lower Proterozoic rocks of the Birimian Orogeny. Amphibole-rich mafic volcanic rocks are predominant in the lower (southern) portion of the deposit area, overlain by a sequence of clastic sediments. Several quartz-feldspar porphyritic sills intrude through the sequence at the northern end, the most significant of which is 90 m thick, interpreted to be an important rheological barrier to gold mineralisation. At least two generations of post-mineralisation mafic intrusions occur: steeply dipping, medium to coarse grained diorite dykes up to 80 m wide, and fine-grained dolerite dykes 2-3 m wide, with well defined, sharp contacts. Structural patterns are the product of protracted northwest-southeast directed shortening, producing a major F2 antiform several hundred meters wide, that is thought to be a primary control on localisation of gold mineralisation, evidenced by steep north-easterly plunging mineralisation zones. The deposit is covered by up to 20m of saprolite, with the majority of the gold mineralization occurring in fresh rock.

Mineralization

Gold mineralization at Kiaka occurs within a sub-vertical to steeply southwest dipping shear zone, comprising an anastomosing network of brittle-ductile shears, localized along the axial surface of the Kiaka antiform. Gold mineralization ranges from 100 meters to over 400 meters in width over a known strike length of 2.3 km.

Gold mineralization exhibits both disseminated and vein-related characteristics and is associated with fine grained, disseminated pyrrhotite, lesser pyrite and trace chalcopyrite and arsenopyrite. Higher gold grades are frequently associated with the presence of quartz, both a quartz veins and as proximal silicification of the wall rocks to quartz veins.

Deposit Types

The Kiaka deposit characterized as a mesothermal (orogenic) gold deposit.

Exploration

Drilling

The area of the Kiaka resource was drilled using RC and Diamond Drill (“DD”) holes on a nominal 50 m x 50 m grid spacing. A total of 351 DD holes (110,626 m), 394 RC holes (28,337 m) and 124 combined RC/DD holes (21,140 m) were drilled between 2005 and 2019. Holes were predominantly angled toward 135° (UTM) at declinations of -55° to optimally intersect the mineralised zones. A total of 2,636 RC holes (79,913m) were drilled by WAF in 2024 for Grade Control (“GC”) purposes. All holes were drilled on a nominal 12.5 m x 12.5 m drill hole spacing and were angled at 135° (UTM) at declinations of -55° to optimally intersect mineralised zones.

The area of the Kiaka South resource was drilled using RC and DD on a nominal 25 m x 12.5 m grid spacing. A total of 74 DD holes (13,512 m), 307 RC holes (23,645 m) and 21 combined RC/DD holes (2,509 m) were drilled between 2005 and 2012. Holes were predominantly angled toward 135° (local grid) at declinations of -55° to optimally intersect the mineralised zones. A total of 975 RC Holes (27,559m) were drilled by WAF in 2024 for GC purposes. All holes were drilled on a nominal 12.5 m x 6.25 m drill hole spacing and were angled at 135° (UTM) at declinations of -55° to optimally intersect mineralised zones.

Sampling, Analysis and Data Verification

Industry standard sampling methodology was used. RC samples were split and sampled at 1 m intervals using a three-tier riffle splitter. The resultant 2 kg samples were dispatched to the laboratory where they were crushed, dried and pulverised to produce a sub sample for analysis.

Diamond drill core was generally started at HQ size progressing to NQ in harder more competent rock. Core was generally oriented but not all. Sampling was generally at 1 m intervals with half sawn core sampled.

Three laboratories were used for gold assaying of Kiaka samples, including ALS Chemex (Ouagadougou and Johannesburg), BIGS Global (Ouaga) and SGS Ouagadougou. All laboratories utilised an aqua regia digest followed by fire assay with an AAS finish for gold analysis. Appropriate QA/QC procedures were undertaken throughout.

From 2024 onwards, GC samples have been assayed at SGS (Ouagadougou, AU_FAA505). Samples were dried, crushed and pulverised to produce a sub sample for analysis for gold by 50 g standard FA method followed by AAS finish with a detection limit of 0.01 g/t Au.

Mineral Processing and Metallurgical Testing

Extensive metallurgical test work programs were undertaken by Volta Resources Ltd. and B2Gold between 2009 and 2015. The majority of the test work was conducted at SGS Canada Inc. in Lakefield, Ontario, Canada between 2014 and 2015.

The focus of the metallurgical test work programme was on the Kiaka Main open pit area. Within this area there are three spatial domains:

•	Main Central;

•	Main North; and

•	Main South.

The Kiaka Main Central and Main North domains are dominated by metasedimentary rocks and the Main South domain comprises mainly of metavolcanic material.

Three comminution and three metallurgical composites were sourced from six diamond drillholes located in the three spatial domains of the Kiaka Main open pit. Comminution composites were whole core contiguous sections from drillholes. Each of the three metallurgical composites were selected from two drillholes from each domain.

Variability samples were selected within the three domains at various elevations within the pit outline, and at different gold grades. Comminution variability test work was carried out for the determination of changes in grinding properties resulting from variations in lithology, mineralisation and alteration intensity. Forty-two comminution variability samples were collected from drillholes in the four domains, including one from the south deposit area. Fifty-eight metallurgical variability samples were compiled, from coarse rejects and ½ NQ core of previous exploration drillholes distributed across the sample domains. The metallurgical test work programme was completed between 2014 and 2015 mostly by SGS Lakefield. The remainder of the programme was completed by either SGS Lakefield under supervision of a consultant or specialist, or at another laboratory facility.

The following conclusions can be drawn from the comminution and metallurgical test programmes:

•	The leach conditions identified as achieving high gold extraction are: 4 hours of pre-aeration followed by 36 hours of cyanide leach; pH 10.5 maintained with lime; 50g/t of initial lead nitrate addition; 0.40g/L NaCN concentration; and at elevated dissolved oxygen levels.

•	Overall combined gold recovery for Kiaka Main deposit for the selected flowsheet are expected to range between 89% and 91%.

•	Based on the indicated adsorption properties and WAF preference an 8 stage CIL adsorption circuit has been selected.

Mineral Resource Estimate

Estimation Methodology

The grade estimate for the Kiaka Gold deposit has been undertaken using the available RC and Diamond drillcore dataset. A mineralisation wireframe was developed using indicator kriging and a grade shell at a 0.3 g/t Au cutoff to act as a hard boundary for the estimate. Drillhole samples were composited to 3 m in preparation for the grade estimate. Multiple Indicator Kriging with change of support was selected as the most appropriate method for estimating Au for the Kiaka deposit. A block size of 20 mE x 25 mN x 10 mRL was selected as an appropriate block size for estimation based on the drill spacing (majority 25 m strike spacing with some 50 m), geometry of mineralisation and the likely potential future selective mining unit or SMU (i.e. appropriate for potential open-pit mining).

An SMU dimension of 5 mE x 12.5 mN x 5 mRL was selected as appropriate for support correction investigation. An indirect lognormal support correction was applied to emulate mining selectivity for the above SMU dimension.

Classification

The quality of estimate criteria was reviewed spatially and used to assist in resource classification. Quality of estimate criteria included slope of regression and kriging efficiency metrics. Distance to samples and total sample numbers were also reviewed. Areas that had grade estimates informed by grade control spaced drilling were assigned as Measured Resources. Areas that had high confidence estimate values, had sufficient drilling density (25 m spaced drilling) or were proximal to 25 m spaced drill lines were assigned as Indicated Resources. The remainder was classified as Inferred.

Reporting Cutoff Grades

The proposed development scenario for the deposit is as an open cut (pit) mine. Based on this assumption a reporting cutoff of 0.4 g/t Au is appropriate.

Mining and Metallurgical Methods and Parameters and Other Material Modifying Factors

The deposit described is proposed to be developed as an open cut mine. No mining dilution has been applied to the reported Resource estimate. Metallurgical test work to date has shown the ore to be free-milling (non-refractory) presenting moderate gravity gold content and providing high leach extractions, low cyanide consumption and low to moderate quicklime demands using conventional cyanide leaching techniques. A gold recovery of 90% has been applied.

Mineral Resource Estimate

Mineral Resource Estimate – Effective December 31, 2024

		Grade	Contained Metal
Category	Tonnage	Gold	Gold
	(Mt)	(g/t)	(Moz)
Measured	13.4	0.9	0.38
Indicated	195.0	0.9	5.40
Inferred	70.3	0.8	1.75

Notes:

(1)	JORC Code definitions were followed for Mineral Resources.

(2)	Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability.

(3)	Mineral Resources are inclusive of Mineral Reserves.

(4)	The Mineral Resources were effective December 31, 2024 and reported on August 6, 2025.

(5)	The Mineral Resources reported at a cut-off grade of 0.40 gpt Au.

Mineral Reserve Estimate

The Kiaka Mine is comprised of the Kiaka Main and Kiaka South deposits, with over 98% of the Ore Reserve contained in the Kiaka Main deposit.

Appropriate factors determined during the course of the feasibility study were applied to the Mineral Resources by Lerchs Grossman/Pseudoflow optimization methodology. Detailed pit designs were then carried out on the selected optimised pit shells and Ore Reserves reported from these designs.

A feasibility geotechnical assessment of open pit mining was carried out by SRK Consulting. The assessment provided base case wall design parameters for open pit mining evaluation.

To estimate the mining loss and dilution for the open pit, the Mineral Resources that have been estimated using ordinary Kriging and ore reserve block models were prepared by averaging the grades of the ore and non-ore proportions across model block volumes for all elements reported in the resource model. This has effectively diluted the ore with the adjacent non-ore blocks, simulating mining dilution based on the parent block sizes 10m x 12.5m x 5m (X x Y x Z). Mining ore losses result from blocks with small ore proportions which are effectively diluted to the extent that the average grade is below the economic cutoff of the reported Ore Reserves.

Ore Reserves

Ore Reserves have been classified according to the standards, guidelines and recommendations as published in the JORC Code. All Proved Ore Reserves have been derived from Measured Mineral Resources and all Probable Ore Reserves have been derived from Indicated Mineral Resources.

The Ore Reserve estimate has been reported at the break-even cutoff grades calculated taking into account process and fixed costs, royalties, selling and refining costs, metallurgical recoveries, and a gold price of $1,400/oz. Cutoff grades for oxide ore is 0.3 gpt Au and for fresh ore 0.43 gpt Au. All gold grades and ore tonnes reported in this estimate refer to these diluted grades and have had the mining losses applied.

Mineral Reserve Estimate – Effective December 31, 2024

		Grade	Contained Metal
Category	Tonnage	Gold	Gold
	(Mt)	(g/t)	(Moz)
Proven	13.25	0.8	0.350
Probable	143.11	0.9	4.120
P&P	156.36	0.9	4.470

Notes:

(1)	Ore reserves have been compiled in accordance with the JORC Code.

(2)	Effective date of estimate is December 31, 2024.

(3)	The Mineral Reserves were reported on August 6, 2025.

(4)	Mineral Reserves are estimated at a cut-off grade of 0.3 gpt Au for oxide and 0.43 gpt Au for fresh.

(5)	Mineral Reserves are estimated using a long-term gold price of $1,400/oz Au.

(6)	Numbers may not add due to rounding.

Mining Operations

Conventional open pit mining techniques using drill and blast with material movement by hydraulic excavator and trucks will be employed. The project scale and selectivity suits 230t class excavators in a backhoe configuration matched to 140t class mine haul trucks and applicable ancillary equipment. Blasting will take place on 10m benches in bulk waste and bulk ore zones and 5m benches where more selective mining will be required. The 5m benches will be excavated on 2 x 2.5m high flitches. For blasted material this will be 2 x 3m high flitches when swell is accounted for. The 10m benches will be excavated 3 x 3.33m flitches or 4 x 3m flitches where swell is taken into account.

Open pit mining at Kiaka has ramped up as planned during 2025, with mining rates now meeting scheduled targets. The primary mining focus into 2026 will be the Kiaka Main Stage 1 pit. The Kiaka South and Central sub-pits will also be mined in the early years of the mine life, though they contribute only a small portion of the ore feed. Total material movement is projected to average 28.6 million tonnes between 2026 and 2028, increasing to 34.5 million tonnes from 2029 onwards as the Stage 2 cut back at Kiaka Main commences.

Processing and Recovery Operations

The Kiaka process plant has a nameplate throughput of 7.0 million tonnes per annum (“Mtpa”), with an availability of 8,000 hours per annum and a nominal capacity of 875 tonnes per hour (tph). A 20% engineering contingency was allowed by Lycopodium Minerals in the design, in particular from a hydraulic capacity through thickening, CIL and tailings pumping. Throughput modelling conducted by OMC show the selected comminution circuit is capable of a throughput of 10Mtpa (1,250 tph) on the design blend of 23% oxide 77% fresh feed.

WAF has adopted an approach of oversizing the comminution circuit to align with the hydraulic design margin of the downstream processing plant, an identical approach to that employed at WAF’s Sanbrado mine which was also designed by Lycopodium Minerals. On this basis the Kiaka processing plant will be ramped up post commissioning and handed over from Lycopodium Minerals from the 7 Mtpa nameplate design to 8.75 Mtpa for the long-term operations. Sanbrado has operated continuously above the hydraulic limit since commissioning and handover to date, providing confidence to the approach.

The process flow diagrams were developed from the process design criteria prepared by Lycopodium Minerals. The plant design proposed is simple but robust and broadly comprises the following:

•	Primary Gyratory Crushing;

•	Crushed Ore Stockpile and Reclaim System;

•	SAG – Ball Milling with Pebble Crushing and Classification;

•	Gravity Circuit to Intensive Leach Reactor to separate gravity recoverable fine gold prior to leaching;

•	Leach Feed Thickening;

•	Pre-oxidation, Leaching and Adsorption;

•	Elution;

•	Electrowinning; and

•	Gold smelting.

Infrastructure, Permitting and Compliance Activities

Site Development

The Kiaka Mine is located 140km southeast of the capital city of Ouagadougou, a city with modern services that has direct air service to Europe. Neighbouring countries can be accessed via a network of roads as well as by regularly scheduled air services.

The Kiaka Mine can be accessed by road in approximately two hours from Ouagadougou. Most road links between Ouagadougou and the Kiaka Mine are good. The initial 100km from Ouagadougou to Manga is the N5 road, which forms the main access between Ouagadougou and Ghana border at the town of Paga. Southeast of Manga, the road changes to a further 20km of laterite gravel road, and finally 20km of laterite gravel road of variable quality. The final 20km of laterite gravel access road requires upgrading to install multiple flood crossings and road re-profiling. Beyond the existing access road, new gravel access roads will be constructed to access the accommodation camp, process plant and mining contractor’s area.

Accommodation Camp

WAF has constructed a fully supported accommodation camp, located 0.5km southwest of the process plant. The accommodation camp is for expat and Burkinabe staff and is in addition to accommodation in nearby existing towns. The camp is operated by a catering and accommodation service provider on a long-term operating contract. The camp contractor will be responsible for all operations at the accommodation camp including catering and cleaning.

Power Supply

Power is to be supplied through a connection to the national electricity grid (operated by SONABEL) in conjunction with on-site power supply from diesel generators.

Tailings Storage Facility

Initial work on the tailings storage has resulted in a TSF with an ellipsoid shape providing the most efficient storage. The TSF is designed with sufficient storage capacity and will be lined with an impermeable HDPE liner. Decanted water will be returned to the process plant for re-use.

Water Supply

Raw water is sourced from the Bagre dam on the Nakambé River approximately 3 km east of Kiaka. Water will be abstracted using submersible pumps which will transfer water to the WSF via buried HDPE pipeline. The WSF is located immediately south-west of the TSF. The WSF is the main storage pond for raw water on site, and can store up to 2,000,000m³ of water at the maximum operating level. Water will be pumped from the dam as required following the annual wet season.

Mine Services

Mine services including workshop, warehousing, offices, messing and change rooms are situated to the southeast of the process plant area. Bulk fuel storage and refuelling facilities for the mine fleet and light vehicles are in the mine services area. The layout has been designed to separate heavy and light vehicle traffic.

Permitting, Environment and Social

An ESIA and RAP were conducted for the Kiaka Mine in 2013 for which an Environmental Certificate was awarded in 2015. WAF completed an update to the ESIA and RAP in 2023 and a renewed Environmental Certificate was awarded in April 2024. Findings from the updated ESIA and RAP were consistent with those from 2013. No significant changes in environmental or social baseline conditions or impacts were identified. Kiaka SA’s Environmental and Social Management System is managed by Kiaka’s Environment and Community Relations Departments.

Capital and Operating Costs

Kiaka poured first gold in late June 2025 and began ramp up. A capital and operating cost summary for 2025, comprising of the third and fourth quarter is shown below. Total site sustaining cost for 2025 was A$2,640/oz Au, or $1,702/oz Au.

2025 Costs (A$ millions)	2025 (Q3+Q4)
Open pit mining cost		$50.708
Processing cost		$72.650
Site administration cost		$20.077
Change in inventory	-$	21.010
Royalty and production taxes		$68.724
Rehabilitation		$0.3
Capital development		$4.884
Sustaining capital		$0.480
Site Sustaining Cost		$196.799

Exploration

WAF commenced a grade control drilling program for Kiaka, completing the first phase in Q1 2025, after drilling a total of 2,636 holes for 79.913 meters. The drilling was conducted on a nominal grid spacing of 12.5 m x 12.5 m targeting the top 20 meters of the mineralization within the Kiaka Main and was designed to improve the confidence level in the geological model and grade estimation in the top 20 meters of the deposit which covers the first 12 months of open pit ore production. The grade control drilling results aligned closely with the MRE, confirming mineralization widths of up to 400 meters at surface.

Project Development

In mid-2022, WAF commenced early works at Kiaka. During 2023, construction of the main camp was completed, the security buildings and main entrance gates were erected, earthworks for key areas of the primary crusher, reclaim, mills, and CIL were handed over to the EPCM contractor (Lycopodium), and the first concrete pour was completed.

During 2024, construction of Kiaka continued to progress on schedule and on budget. By end of 2024 all major process equipment was delivered to site, major concrete pours were complete, mills were installed, settlement testing of the carbon-in-leach tanks was successful, structural steel erection was well progressed, most conveyor modules were installed, mechanical equipment installation was advancing well and electrical and instrumentation installation had commenced.

On June 26, 2025, Kiaka poured first gold and commenced ramp up.

Production

In 2025, Kiaka operated for the third and fourth quarter, milling a total of 3.9 million tonnes of ore at 0.8 gpt Au, with a recovery of 91.3%, producing 95,155 ounces of gold, pouring 90,040 ounces of gold and selling 74,548 ounces of gold.

DIVIDEND POLICY

Versamet has not declared or paid any dividends since its incorporation and does not currently have a policy with respect to the payment of dividends or other distributions. Any determination to pay dividends in the future will be at the discretion of the Board and will depend on many factors, including, among others, our financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that our Board may deem relevant. There can be no assurance that the Company will pay dividends under any circumstances.

description of capital structure

As of December 31, 2025, the Company had 93,411,746 Common Shares outstanding, 3,298,032 Common Shares underlying outstanding stock options (“Options”), 998,764 Common Shares underlying outstanding restricted share units (“RSUs”) and 400,000 Common Shares underlying outstanding performance restricted share units (“PRSUs”).

All of our Common Shares rank equally as to voting rights, participation in a distribution of our assets on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by us. The holders of our Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of our assets among its shareholders for the purpose of winding-up our affairs, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by us of all of our liabilities. The holders of Common Shares are entitled to receive dividends as and when declared by the Board in respect of our Common Shares on a pro rata basis. Our Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.

Any alteration of the rights, privileges, restrictions and conditions attaching to our Common Shares under our Articles of Incorporation must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders.

TRADING PRICE AND VOLUME

The Common Shares were listed and posted for trading on the TSXV under the symbol “VMET” prior to the Company’s graduation to the TSX. The following table sets out the price range and trading volume of the Common Shares as reported by the TSXV for the periods indicated.

Period	High	Low	Volume
	($)	($)
2025
May(1)	7.25	4.50	134,366
June	5.50	5.00	451,432
July	7.75	5.10	510,292
August	8.50	6.80	339,404
September	11.19	7.00	563,854
October	12.00	10.20	312,628
November	13.60	10.26	417,236
December(2)	12.45	11.29	145,753

Source: Bloomberg

Notes:

(1)	For the period beginning May 20, 2025, the date the Common Shares commenced trading on the TSXV, to May 30, 2025.

(2)	For the period beginning December 1, 2025 to December 9, 2025, the last trading day prior to the Common Shares trading on the TSX.

The Common Shares are listed and posted for trading on the TSX under the symbol “VMET”. The following table sets out the price range and trading volume of the Common Shares as reported by the TSX for the periods indicated.

Period	High	Low	Volume
	($)	($)
2025
December(1)	13.59	11.75	350,074

Source: Bloomberg

Notes:

(1)	For the period beginning December 10, 2025, the date the Common Shares commenced trading on the TSX, to December 31, 2025.

PRIOR SALES

This table sets out particulars of the securities exercisable for or exchangeable into Common Shares issued within the 12 months prior to the date of this AIF.

Date	Type of Security	Number of Securities(1)		Issue/Exercise Price(1) (C$)
April 1, 2025	RSUs	200,000	(2)	$4.00
April 1, 2025	PRSUs	400,000	(2)	$4.00
May 9, 2025	Options	259,000	(3)	$4.00
May 12, 2025	RSUs	37,500	(4)	$4.00
May 12, 2025	Options	200,000	(5)	$4.00
January 2, 2026	RSUs	50,000	(5)	$12.50
January 2, 2026	RSUs	185,200	(6)	$12.50
March 13, 2026	RSUs	10,000	(7)	$14.38

Notes:

(1)	Figures shown on a post-Consolidation basis.

(2)	Issued as compensation to incoming Chief Executive Officer.

(3)	Granted to two recently hired employees and two consultants.

(4)	Issued as compensation to two incoming directors.

(5)	Granted as compensation to all five non management directors.

(6)	Granted as compensation to management, employees and one consultant.

(7)	Issued as compensation to one incoming director.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL
RESTRICTIONS ON TRANSFER

The following table sets forth the number of Versamet securities that, to the Company’s knowledge, are subject to escrow or a contractual restriction on transfer as at the date of this AIF:

Designation of Class	Number of Securities Held in Escrow or that are Subject to a Contractual Restriction on Transfer	Percentage of Class
Common Shares	37,998,760	35.97	%(1)
Options	475,085	16.13	%(2)
RSUs	190,223	15.41	%(3)
PRSUs	400,000	100%

Notes:

(1)	As of the date of this AIF, there are 105,645,324 Common Shares issued and outstanding.

(2)	As of the date of this AIF, there are 2,944,657 Options outstanding.

(3)	As of the date of this AIF, there are 1,233,964 RSUs outstanding.

As at the date hereof, B2Gold, Tether, Lundin, Equinox, Gregory Smith, the spouse of Gregory Smith, Daniel O’Flaherty (through Vandelay Industries SEZC, a company wholly-owned by Mr. O’Flaherty), the spouse of Daniel O’Flaherty, Marcel de Groot, the spouse of Marcel de Groot, Craig Rollins (collectively, the “Principals”), as “Principals” or treated as “Principals” as defined in TSX-V Policy 1.1 – Interpretation (the “TSX-V Policy 1.1”) and applicable securities laws (the “Escrowed Shareholders”), have entered into an escrow agreement (the “Escrow Agreement”) with TSX Trust Company, as escrow agent (the “Escrow Agent”), pursuant to which the Escrowed Shareholders collectively deposited 37,998,760 Common Shares into escrow (the “Escrowed Securities”) with the Escrow Agent, representing 35.97% of the issued and outstanding Common Shares.

When listed on the TSXV, Versamet was considered an “emerging issuer” pursuant to NP 46-201 – Escrow for Initial Public Offerings (“NP 46-201”) and, as such, the Escrowed Securities were subject to a three year escrow and subject to the following release schedule:

Date	Amount of Escrowed Securities Released
On the listing date	1/10th of the Escrowed Securities
6 months after the listing date	1/6th of the remaining Escrowed Securities
12 months after the listing date	1/6th of the remaining Escrowed Securities
18 months after the listing date	1/6th of the remaining Escrowed Securities
24 months after the listing date	1/6th of the remaining Escrowed Securities
30 months after the listing date	1/6th of the remaining Escrowed Securities
36 months after the listing date	1/6th of the remaining Escrowed Securities

Upon the listing of the Common Shares on the TSX, the Company has established itself as an “established issuer” as described in NP 46-201 and the release schedule has accelerated as follows:

Date	Amount of Escrowed Securities Released
May 20, 2025	18,999,380(1)
November 20, 2025	18,999,380(1)
May 20, 2026	18,999,380
November 20, 2026	18,999,380

Notes:

(1)	Released.

Pursuant to the terms of the Escrow Agreement, the Escrowed Securities will not be able to be transferred or otherwise dealt with during the term of the Escrow Agreement unless the transfers or dealings within escrow are:

•	transfers to continuing or, upon their appointment, incoming directors and senior officers of the Company or of a material operating subsidiary, with the approval of the Board;

•	transfers to a person or company that before the proposed transfer holds more than 20% of the Company’s outstanding Common Shares, or to a person or company that after the proposed transfer will hold more than 10% of the Company’s outstanding Common Shares and has the right to elect or appoint one or more directors or senior officers of the Company or any material operating subsidiary;

•	transfers to an RRSP or similar trustee plan provided that the only beneficiaries are the transferor or the transferor’s spouse, children or parents;

•	transfers upon bankruptcy to the trustee in bankruptcy or another person or company entitled to escrow securities on bankruptcy; and

•	pledges to a financial institution as collateral for a bona fide loan, provided that upon a realization the securities remain subject to escrow.

Tenders of Escrowed Securities to a take-over bid or business combination are permitted provided that, if the tenderer is a Principal of the successor corporation upon completion of the take-over bid or business combination, securities received in exchange for tendered Escrowed Securities are substituted in escrow on the basis of the successor corporation’s escrow classification.

If the Principals acquire any additional securities of the Company of the type listed above, those securities will be added to the securities already in escrow, to increase the number of remaining Escrowed Securities. Such increased number of remaining Escrowed Securities will be released in accordance with the release schedule in the table above.

Securities Subject to Other Contractual Restrictions on Transfer

In addition to the foregoing: (i) B2Gold is subject to certain transfer restrictions; and (ii) an aggregate of 395,914 Common Shares, comprising 197,957 Common Shares held by each of Tether and Lundin, are subject to contractual escrow and will be delivered to Versamet for cancellation if SCC has not commenced the sale of mineral products from the project by June 30, 2027. See “Business of Versamet – General Development and History of the Company”.

PRINCIPAL SECURITYHOLDERS

As of the date of this AIF, no person beneficially owns or exercises control or direction over Common Shares carrying more than 10% of the votes attached to Common Shares, except for the following:

Name	Number of Common Shares Owned	Type of Ownership	Percentage of Outstanding Shares as of the date of this AIF(1)
B2Gold	30,460,525	Beneficial and of record	28.83	%(2)
Tether	13,402,985	Beneficial and of record	12.69	%(3)
Equinox	11,617,915	Beneficial and of record	11.00	%(4)

Notes:

(1)	Based off a total of 105,645,324 issued and outstanding Common Shares at the date of this AIF.

(2)	27.64% on a fully-diluted basis.

(3)	12.16 on a fully-diluted basis.

(4)	10.54% on a fully-diluted basis.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officer Information

The Board and management of the Company reflect a broad range of experience, with extensive expertise in the mining industry. Additional information in respect of the nomination, election and service terms of directors and the appointment of members of management is provided above under “Overview of Management”. The following table sets forth the names, residences, positions with the Company, the date first appointed as a director or executive officer and the principal occupation for the past five years, and the number, for each of the directors and executive officers of the Company. Additional biographical information for each individual is provided above under “Overview of Management”.

Name and Place of Residence	Positions with the Company and Date First Appointed to the Board	First Appointed as Director/Executive Officer	Principal Occupation for Past Five Years(1)
Gregory Smith Vancouver, Canada	Director/Non-Executive Chair	June 28, 2022/ November 7, 2022	President (since 2017) and CEO (since 2022) of Equinox until 2025

Daniel O’Flaherty Cayman Islands	Chief Executive Officer and Director	April 1, 2025	Co-founder and CEO of Maverix Metals Inc. from 2016 to sale to Triple Flag Precious Metals Corp. in 2022

Marcel de Groot Vancouver, Canada	Director	January 31, 2022	President of Pathway Capital Ltd.

Michael McDonald Vancouver, Canada	Director	July 31, 2024	VP, Investor Relations & Corporate Development at B2Gold

Elizabeth McGregor Vancouver, Canada	Director	May 12, 2025	Corporate Director

Mark Backens South Dakota, USA	Director	May 12, 2025	Independent consultant providing corporate and executive administrative services

Juan Presa València, Spain	Director	March 13, 2026	General Counsel of Union Group since February 2016; Corporate Execution Manager of Tether since November 2025

Victoria McMillan Vancouver, Canada	Chief Financial Officer	June 28, 2022	Chief Financial Officer (“CFO”) at Royalty North Partners until 2022; CFO of the Company since 2022

Paul Jones Vancouver, Canada	President	March 4, 2026	SVP, Corporate Development at Alexco Resource Corp. from September 2020 to September 2022; Vice President, Corporate Development of the Company (Feb 2023 – March 2026)

Diego Airo Vancouver, Canada	Executive Vice President, Project Evaluation	March 4, 2026	Director, Project Evaluations of Maverix Metals from September 2020 to February 2023; Vice President, Project Evaluation of the Company (Feb 2023 – March 2026)

Craig Rollins Vancouver, Canada	General Counsel and Corporate Secretary	January 31, 2022/ January 1, 2024	Vice President of Pathway Capital Ltd. & Lawyer/General Counsel

Notes:

(1)	See “Director and Executive Officer Biographies”.

The number and percentage of Common Shares of the Company held by all directors and officers of Versamet, either directly or indirectly, as of the date of this AIF, is 7,131,832 and 6.75% respectively.

All directors will hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed.

Biographical Information Regarding our Directors and Executive Officers

Versamet has assembled an executive team and Board with a unique mix of technical, operational, financial, legal, capital markets, deal origination/execution, senior leadership, governance, and risk management experience stemming from years of prior senior roles in operations, engineering, mergers & acquisitions, corporate finance, investment banking, legal, accounting, and investor relations/capital raising.

Director and Executive Officer Biographies

Gregory Smith. Mr. Smith was fundamental in the creation and launch of Versamet since its launch in June 2022 as a founding shareholder. Mr. Smith is also a founding shareholder of Equinox Gold, a leading mid-tier gold producer, and served as its President and then CEO until July 2025. Mr. Smith has a long track record of entrepreneurship, executive leadership, and M&A in mining, and has raised or arranged over $2 billion in debt and equity over the course of his career. Mr. Smith has held multiple executive positions at mining companies including CEO of JDL Gold and CEO and founder of Anthem United, both now part of Equinox Gold, CEO of Solaris Resources, President and CEO of Esperanza Resources prior to its sale to Alamos Gold, and CFO of Minefinders Corporation prior to its sale to Pan American Silver. Mr. Smith has also held management positions at both Goldcorp and the mining division of KPMG LLP, and has acted as a director of Premier Royalty, Chesapeake Gold, i80 Gold, Solaris Resources and Royalty North Partners. Mr. Smith is a Fellow of the Chartered Professional Accountants of British Columbia (FCPA).

Daniel O’Flaherty. Most recently, Mr. O’Flaherty held the position of Chief Executive Officer of Maverix Metals Inc. which he co-founded in 2016. Maverix Metals was sold to Triple Flag Precious Metals Corp. in 2022 for over $700 million. He has 20 years of investment banking and executive officer experience in the mining industry. Mr. O’Flaherty was previously the Executive Vice President of Corporate Development at Esperanza Resources, which was acquired by Alamos Gold in 2013. In addition to serving as Executive Vice President of two gold development companies, both of which were acquired, Mr. O’Flaherty was formerly a director in the investment banking team of Scotia Capital in Vancouver focused exclusively on the metals and mining sector where he specialized in providing advice to clients on acquisitions, divestitures, mergers, and hostile takeover defenses as well as on equity and debt financings. Mr. O’Flaherty holds a Bachelor of Commerce degree, with honors, from the University of British Columbia.

Marcel de Groot. Mr. de Groot is a co-founder and the President of Pathway Capital Ltd. Mr. de Groot has over 20 years of experience in providing strategic support to both private and public companies within the metals and mining space. He has been involved in a number of mergers and acquisitions, financings, and re-organizations including Equinox and Versamet as well as the acquisitions of CIC Resources Inc. (Northern Dynasty Minerals Ltd.), Asanko Gold Inc. acquisition of PMI Gold Corporation, Esperanza Resources Corp. (Alamos Gold Inc.), and Underworld Resources Inc. (Kinross Gold Corp.). Mr. de Groot holds a Bachelor of Commerce degree from the University of British Columbia and is a Chartered Professional Accountant. Mr. de Groot is also currently Director of Copper Standard Resources Inc. (formerly Level 14 Ventures Ltd.) (“Copper Standard”).

Michael McDonald. Mr. McDonald, currently Vice President, Investor Relations, Corporate Development & Treasury at B2Gold., has more than 15 years of experience in capital markets and joined B2Gold from Gold Standard Ventures Corp. where he served as Vice President, Corporate Development & Investor Relations from 2021. Prior to joining Gold Standard Ventures Corp., he held corporate development and investor relations roles with SSR Mining Inc. from 2010 to 2017, and from 2019 to 2020. From 2017 to 2019, he was Vice President, Metal Sales for Goldcorp Inc. Mr. McDonald started his career in investment banking with CIBC and holds a B.Com. in Finance from the University of British Columbia. Mr. McDonald currently serves on our Board pursuant to B2Gold’s nomination right. No other shareholder has exercised any such nomination right.

Elizabeth McGregor. Ms. McGregor has over 20 years of financial experience and over 15 years of experience in the mining sector. She was most recently the Executive Vice-President and Chief Financial Officer of Tahoe Resources Inc. and was previously at Goldcorp and KPMG earlier in her career. Ms. McGregor has a wide variety of executive financial experience, including debt financing, stakeholder management, board reporting, and corporate, mine site and project management experience. Ms. McGregor currently serves as a director on the board of Kinross Gold Corporation and Orla Mining Ltd. Ms. McGregor has a B.A. (Hons) from Queen’s University and is a Canadian Chartered Professional Accountant.

Mark Backens. Mr. Backens has over 35 years of global mining experience, most recently serving as Chief Executive Officer of Alio Gold Inc. Previous experience includes directorships with Alio Gold Inc., Timmins Gold Corp., Anthem United Inc., New Strike Capital Inc., Candelaria Mining Corp., and Soho Resources Corp. Mr. Backens’ other experience includes Director of Investment Banking – Mining for Scotia Capital Inc. and senior management roles with Meridian Gold Inc., Placer Dome Inc. and Goldcorp Inc. in areas of engineering, mine construction, mine management and corporate development. Mr. Backens holds a Bachelor of Science degree in Geological Engineering from South Dakota School of Mines and also holds Partners Directors and Senior Officers Certification. Mr. Backens was formerly a member of AIME, CIM and a Professional Geologist.

Juan Presa. Mr. Presa has served as General Counsel of Union Group since September 2020 and as Corporate Execution Manager at Tether since November 2025, contributing to strategic initiatives and overseeing critical operational processes. His professional experience encompasses advising companies across diverse sectors, including agriculture, mining, and FinTech, with a strong focus on capital markets. He has worked with publicly listed companies on major exchanges such as the New York Stock Exchange, Nasdaq, and the TSX. He graduated from the Catholic University in Uruguay with a law degree and holds a Master’s Degree in M&A, Corporate, and Financial Direction from ISDE Law Business School in Madrid.

Victoria McMillan. Ms. McMillan has been the Chief Financial Officer of Versamet since its launch in 2022. Ms. McMillan has over 20 years of financial experience working across a variety of sectors with a focus on mining and the royalty industry. She has led financial reporting, regulatory, tax and risk management functions. Ms. McMillan has also held various other finance roles within the mining sector including at two mid-tier gold mining companies where she was involved in the execution of mergers and acquisitions, a U.S. listing, as well as the establishment and management of a gold sales function. Ms. McMillan’s experience includes 8 years with PricewaterhouseCoopers in both London, United Kingdom, and Vancouver, where she was a senior manager within the assurance practice. Ms. McMillan currently serves as a director on the board of Lundin Mining Corporation and recently completed a four year term from 2021-2024 as a director on the board of BC Hydro, where she chaired the Audit and Finance Committee. Ms. McMillan holds a Bachelor of Management Studies from the University of Nottingham and she is a Chartered Professional Accountant. Ms. McMillan has completed the ICD-Rotman Directors Education Program and is a member of the Institute of Corporate Directors.

Paul Jones. Mr. Jones brings over 20 years of experience in the mining sector. Prior to joining Versamet, Mr. Jones was the Senior Vice President of Corporate Development for Alexco Resource Corp. until its acquisition by Hecla Mining, as well as Senior Vice President of Corporate Development for Alio Gold prior to its sale to Argonaut Gold. Mr. Jones has held roles of increasing responsibility in operations, financial planning and analysis, investor relations, and business development for Capstone Mining (now Capstone Copper). Mr. Jones also spent 12 years in investment banking where he advised mining clients on the execution of more than $15B in merger and acquisition transactions. Mr. Jones holds a Bachelor of Commerce degree from the University of British Columbia.

Diego Airo. Mr. Airo brings over 20 years of experience in the resource sector comprised of a unique blend of operations, project, technical, and corporate roles. Prior to joining Versamet, Mr. Airo worked as Director of Project Evaluations at Maverix Metals Inc, until its acquisition by Triple Flag Precious Metals Corp. Mr. Airo has also held various leadership, technical and operational roles at Capstone Mining Corp. (now Capstone Copper Corp.) and Kinross Gold Corporation, spanning multiple continents and commodities. Mr. Airo is a Registered Professional Engineer and holds a Bachelor of Applied Science in Mining and Mineral Processing Engineering from the University of British Columbia as well as a Master of Finance from Pennsylvania State University.

Craig Rollins. Mr. Rollins was fundamental in the creation and launch of Versamet since its launch in 2022. Mr. Rollins is a corporate and securities lawyer advising companies operating in the mining and natural resource sectors. Mr. Rollins’ expertise includes complex corporate and commercial transactions, mergers and acquisitions, options and joint ventures, corporate governance, regulatory and stock exchange compliance, stock exchange listings and public offerings. Mr. Rollins has in-house legal counsel experience with several companies in the mining and natural resource sectors, including Pathway Capital Ltd. and Copper Standard, and also brings experience from a preeminent Vancouver based law firm. Mr. Rollins holds his undergraduate and law degrees from the University of British Columbia and the University of Windsor, respectively, and is a practicing member of the Law Society of British Columbia.

Public Company Board Memberships

The following table identifies other public companies for which members of the Board currently serve as directors.

Director	Other Current Board Appointments
Marcel de Groot	Director of Copper Standard Resources Inc. (CSE) Director of Drummond Ventures Ltd. (TSX-V) Director of Carbon Streaming Corporation (Cboe Global Markets)

Daniel O’Flaherty	Director of Copper Standard Resources Inc. (CSE)

Elizabeth McGregor	Director of Kinross Gold Corporation (TSX) (NYSE American) Director of Orla Mining Ltd. (TSX) (NYSE American)

Corporate Cease Trade Orders

None of the directors or executive officers of the Company is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

None of the Company’s directors or executive officers, nor, to the best of the Company’s knowledge, any shareholder holding a sufficient number of its securities to affect materially the control of the Company (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

Penalties or Sanctions

None of the directors or executive officers of the Company nor, to the best of the Company’s knowledge, any other shareholder holding a sufficient number of securities to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Versamet will be subject in connection with the operations of Versamet. In particular, certain of the directors and officers of Versamet are involved in executive or director positions with other companies in the mining sector or with companies that hold securities of Versamet or have agreements with Versamet. Conflicts, if any, will be subject to the procedures and remedies available under the BCBCA. The BCBCA provides that in the event a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided in the BCBCA. As at the date hereof and except as disclosed in this AIF, Versamet is not aware of any existing material conflicts of interest between Versamet and any director or officer of Versamet.

Corporate Governance

We recognize that exemplary corporate governance plays an important role in our overall success and in enhancing shareholder value and have adopted certain additional corporate governance policies and practices. The disclosure set out below describes our approach to corporate governance in accordance with National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”).

Board of Directors and Director Independence

Our Board consists of seven directors, six are considered to be independent under Canadian securities laws. Under the BCBCA, a director may be removed with or without cause by a resolution passed by an ordinary majority of the votes cast by shareholders present in person or by proxy at a meeting of shareholders and who are entitled to vote. The directors will be elected by shareholders at each annual meeting of shareholders, and all directors will hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed. Our Articles provide that, between annual general meetings of shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”). Pursuant to Section 1.4 of NI 52-110, an independent director is a director who is free from any direct or indirect material relationship which could, in the view of our Board, be reasonably expected to interfere with a director’s exercise of independent judgment. Despite the foregoing, an individual who is, or has been within the last three years, an employee or executive officer of an issuer is considered to have a material relationship with an issuer. Based on information provided by each director concerning his or her background, employment and affiliations, our Board has determined that, of the seven directors on our Board, six are “independent” and one is not considered “independent” within the meaning of applicable Canadian securities laws. Daniel O’Flaherty is not considered to be independent by the Board because he is currently the Company’s Chief Executive Officer.

Our Board believes that given its size and structure it is able to facilitate independent judgment in carrying out its responsibilities. To enhance such independent judgment, the Board generally holds in camera sessions following regularly scheduled Board meetings, including sessions without members of management present and, where appropriate, separate sessions of the independent directors without the Company’s non-independent directors present. During the financial year ended December 31, 2025, the independent directors held seven in camera sessions without non-independent directors and members of management in attendance. Open and candid discussion among the independent directors is facilitated by the relatively small size of the Board.

Attendance Record

The Board held eight meetings in the financial year ended December 31, 2025 (excluding written consent resolutions). Directors’ attendance at Board meetings which they were eligible to attend was as follows:

Board Member	Meetings Attended
Gregory Smith (Chairman)	8 of 8
Marcel de Groot	8 of 8
Michael McDonald	6 of 8
Daniel O’Flaherty(1)	5 of 5
Elizabeth McGregor(2)	5 of 5
Mark Backens(2)	5 of 5
Juan Presa(3)	N/A

Notes:

(1)	Appointed to the Board April 1, 2025.

(2)	Appointed to the Board May 12, 2025.

(3)	Appointed to the Board March 13, 2026.

Board, Chair and CEO Mandates

Our Board has a responsibility for the stewardship of the Company, including the responsibility to supervise the management of and oversee the conduct of the business of the Company; provide leadership and direction to management and consider management’s performance in conjunction with the Company’s compensation plans; set policies appropriate for the business of the Company; and approve corporate strategies and goals. The Board’s fundamental objective is to protect and preserve shareholder value by fostering strong corporate governance practices through its leadership and direction of management and guidance of the Company’s strategic direction. A copy of our Board’s formal mandate is set forth in Schedule A.

Our Board has adopted a formal mandate of the Chair, which sets out the Chair’s key responsibilities, including, among others, duties relating to Board meetings, information flow to Board members, shareholder meetings and other functions as may be delegated to the Chair by the Board from time to time. A copy of the Chair mandate is available on our website at www.versamet.com.

Our Board has adopted a formal mandate of the Chief Executive Officer, which sets out the key responsibilities of our Chief Executive Officer, including, among others, duties relating to: providing corporate strategy and leadership; responsibility for corporate communication; fostering appropriate corporate culture, ethics and integrity; business and risk management; and discussing goals and objectives of senior management and the CEO. A copy of the CEO mandate is available on our website at www.versamet.com.

Orientation and Continuing Education

Versamet has implemented an orientation program for new directors under which a new director will meet with the Chair, members of senior management and our secretary. New directors are provided with a comprehensive orientation and education as to the nature and operation of the Company and our business, the role of our Board and its committees, and the contribution that an individual director is expected to make. Our Board is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of our business remains current. The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to each committee’s mandate.

Ethical Business Conduct / Global Code of Ethical Conduct

Versamet has adopted a number of policies and guidelines that impart the way directors, officers and employees are expected to conduct themselves and the manner in which they should operate. Our Code provides the foundation of these policies and guidelines and is applicable to all employees, officers, and directors. The Code sets out the ethical rules and standards to which each individual must comply and be accountable. The Code provides the fundamental tenets through which the Company can achieve its commitments to: operate in a responsible manner that complies with applicable laws, rules and regulations; promote the avoidance of conflicts of interest promote the prompt reporting of violations of the Code; provide a safe and inclusive workplace; provide accountability for adherence to the Code; and provide full, fair, true, timely and plain disclosure. A copy of the Code is available on our website at www.versamet.com.

Nomination of Directors

The nominees for election by shareholders as directors are determined by our Governance and Nominating Committee (“GN Committee”) in accordance with the provisions of applicable corporate law and the charter of our GN Committee. Our GN Committee is comprised of Marcel de Groot (chair), Gregory Smith and Mark Backens.

The GN Committee is responsible for: (a) developing the Company’s approach to governance issues and the Company’s response to the corporate governance guidelines; (b) subject to any investor rights agreement or similar agreements which may exist from time to time between the Company and certain shareholders, reviewing the composition and contribution of the Board and its members and recommending Board nominees; (c) overseeing the orientation program for new directors; and (d) helping to maintain an effective working relationship between the Board and management. The GN Committee also assists the Compensation Committee (as defined herein) in its oversight responsibilities relating to the nomination, objectives, evaluation and succession of the executive officers of the Company including the Chief Executive Officer and Chief Financial Officer. In addition, the GN Committee is responsible for periodically reviewing the Company’s policies with regards to matters relating to disclosure, trading of securities, governance, ethics, the environment, and health and safety and taking steps to resolve issues of compliance with respect to Board members and executive officers.

Compensation of Directors

Director compensation is determined by our Compensation Committee (“Compensation Committee”) in accordance with the provisions of applicable corporate law and the charter of our Compensation Committee. Our Compensation Committee is comprised of Gregory Smith (chair), Elizabeth McGregor and Michael McDonald.

The Compensation Committee is responsible for assisting the Board in its oversight responsibilities relating to the compensation, nomination, objectives, evaluation and succession of the executive officers of the Company including the Chief Executive Officer and the Chief Financial Officer. The Compensation Committee performs the functions customarily performed by compensation committees and any other functions assigned by the Board, including:

•	Overseeing and recommending for approval by the Board the executive compensation principles, policies, programs, processes and grants of equity-based incentives and processes.

•	Considering and recommending annually or as required for approval by the Board all forms of compensation for the Chief Executive Officer.

•	Annually reviewing all forms of compensation for executive officers.

•	Annually reviewing directors’ compensation and recommending any changes to the Board for consideration.

•	Reviewing the compensation discussion & analysis and related executive compensation disclosure for inclusion in the Company’s public disclosure documents, in accordance with applicable rules and regulations.

•	Reviewing with the Chief Executive Officer any proposed major changes in organization or personnel.

•	Reviewing the annual overall performance of the Chief Executive Officer and reporting annually to the Board on this assessment.

•	Overseeing the implementation and administration of benefit plans and reviewing any proposed major changes in benefit plans and recommending for approval any change requiring Board action.

•	Reviewing, monitoring, reporting, and where appropriate, providing recommendations to the Board on the Company’s exposure to risks related to executive compensation policies and practices, if any, and identifying compensation policies and practices that mitigate any such risk.

Director Assessment

The Board is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the Board as a whole, the individual committees of the Board, and the individual members of the Board and such committees with a view to ensuring that they are fulfilling their respective responsibilities and duties. In connection with such evaluations, each director may be required to provide an assessment of the effectiveness of the Board and each committee as well as the performance of the individual directors, periodically. Such evaluations take into account the competencies and skills each director is expected to bring to his particular role on the Board or on a committee, as well as any other relevant factors.

Audit Committee

The Audit Committee Charter

The text of the Company’s Audit Committee Charter is attached as Schedule B hereto.

Composition of Audit Committee

The following are the members of the Audit Committee:

Audit Committee Member	Independence	Financial Literacy
Elizabeth McGregor (chair)	Independent (1)	Financially literate (1)
Marcel de Groot	Independent (1)	Financially literate (1)
Michael McDonald	Independent (1)	Financially literate (1)

Note:

(1)	As defined by NI 52-110.

Relevant Education and Experience

Each member of the Audit Committee has adequate education and experience that is relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

For additional details regarding the relevant education and experience of each member of our Audit Committee, see “Directors and Executive Officers — Biographical Information Regarding our Directors and Executive Officers”.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for the pre-approval of all non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor or the external auditor of any subsidiaries, unless such pre-approval is otherwise appropriately delegated by the Audit Committee, or if the Audit Committee adopts appropriate policies and procedures for the engagement of non-audit services.

External Auditor Service Fee

The fees billed by the Company’s external auditor, KPMG LLP, for the years ended December 31, 2025 and 2024, were as follows:

	Fiscal 2025	Fiscal 2024
	$	$
Audit fees(1)	457,693	245,845
Tax fees(2)	Nil	Nil
Audit-Related fees(3)	Nil	Nil
All other fees(4)	Nil	Nil

Notes:

(1)	Audit fees include the audit of the year-end financial statements and review of the interim financial statements.

(2)	Tax fees related to tax compliance services.

(3)	Audit-Related fees include fees for assurance and related services.

(4)	Other fees are the aggregate fees paid to KPMG LLP for products and services other than those reported above.

Exemption

Until December 10, 2025, the Company was considered a “venture issuer” for the purpose of Part 6 of NI 52-110 and relied on the exemptions from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of NI 52-110.

RISK FACTORS

Before making an investment decision, prospective investors in our securities should carefully consider the information described in this AIF. There are certain risks inherent in an investment in our securities, including the factors listed below which investors should carefully consider before investing. In addition to all other information set out in this AIF, the following specific factors could materially adversely affect the Company. The risks described in this AIF describe certain currently known material factors, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. If any of the following or other risks occur, it could have a material adverse effect on the business, financial condition and results of operations of the Company and on the trading price of the Common Shares, which could materially decline, and investors may lose all or part of their investment. It is also believed that these factors could cause actual results to be different from expected and historical results. Other risks and uncertainties that the Company does not presently consider to be material, or of which the Company is not presently aware, may become important factors that affect its financial condition and results of operations. Our securities are suitable only for investors (i) who understand the potential risk of capital loss, (ii) for whom an investment in our securities is part of a diversified investment program and (iii) who fully understand and are willing to assume the risks involved in such an investment program. Prospective purchasers of our securities should carefully consider the following risks before investing in the Company and our securities. The Company cannot assure you that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of any of the risks described in this AIF, or other unforeseen risks. The market in which the Company competes is competitive and changes rapidly. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking information. You should not rely upon forward-looking information as a prediction of future results. In addition to the risks described elsewhere in this AIF, each of, and the cumulative effect of all of, the following risks for the Company should be considered before any prospective investor makes an investment in the Company.

Risks Related to Our Business and Industry

Limited Operating History and Uncertainty of Future Revenues

We have a limited operating history and, accordingly, potential investors will have a limited basis on which to evaluate our ability to achieve our business objectives. Our future success is dependent on management’s ability to implement its strategy. Although management is optimistic about our prospects, there is no certainty that anticipated outcomes and sustainable revenue streams will be achieved and there is no certainty that we will successfully make profitable acquisition of royalties, streams or other interests. In particular, our future growth and prospects will depend on our ability to expand our operations and gain additional revenue streams whilst at the same time maintaining effective cost controls. Any failure to expand is likely to have a material adverse effect on our business, financial condition and results of operations.

Changes in commodity prices will affect our revenues generated from our portfolio and our profitability

The revenue derived by us from our asset portfolio will be significantly affected by changes in the price of the commodities underlying the royalties, streams and other interests. Commodity prices, including those to which we are exposed, fluctuate on a daily basis and are affected by numerous factors beyond our control, including levels of supply and demand, industrial investment levels, inflation and the level of interest rates, the strength of the US dollar and geopolitical events, including armed conflicts and regional hostilities in the Middle East, which may increase volatility in financial and commodity markets and disrupt energy markets, shipping corridors and global supply chains. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments.

Future material price declines may result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or other interests applicable to one or more relevant commodities. Moreover, despite our commodity diversification, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

We have no or limited control over the operation of the properties in respect of which we hold a royalty, stream or other interest and the operators’ failure to perform or decision to cease or suspend operations will affect our revenues

We are not directly involved in the operation of mines. The revenue derived from our asset portfolio is primarily based on production by third-party property owners and operators. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third-party owners and operators and those of Versamet on the relevant properties may not always be aligned. As an example, it will usually be in our interest to advance development and production on properties as rapidly as possible in order to maximize near-term cash flow, while third-party owners and operators may take a more cautious approach to development as they are at risk on the cost of development and operations. Likewise, it may be in the interest of property owners to invest in the development of and emphasize production from projects or areas of a project that are not subject to royalty, stream or other interests. Our inability to control the operations for the properties in respect of which we have a royalty, stream or other interest may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities. In addition, the owners or operators may take action contrary to our policies or objectives, be unable or unwilling to fulfill their obligations under their contracts with us, have difficulty obtaining or be unable to obtain the financing necessary to advance projects or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to perform its obligations under arrangements with us.

At any time, any of the operators of the properties in respect of which we hold a royalty, stream or other interest or their successors may decide to suspend or discontinue operations. We may not be entitled to any material compensation if any of the properties in respect of which it holds a royalty, stream or other interest shuts down or discontinues their operations on a temporary or permanent basis.

In addition, an operators’ failure to perform or decision to cease or suspend operations may have a negative impact on the value of our royalty and other interests and result in us having to record an impairment in future sets of financial statements with respect to these royalty and other interests. Such impairments may reduce the net income and comprehensive net income for the period in question.

The Greenstone Mine and the Kiaka Mine are material to Versamet. Other assets and properties may become material to Versamet from time to time and any adverse development related to any such assets will affect the revenue derived from such assets

The Greenstone Gold Interest and the NSR on the Kiaka Mine are currently the only mineral properties that we consider material to Versamet for the purposes of NI 43-101. As new assets are acquired or move into production, the materiality of each of our assets will be reassessed based on the facts and circumstances at that time.

Any adverse development affecting the financial capability of the operators, the development or operation of, production from, or recoverability of Mineral Reserves from the Greenstone Mine, Kiaka Mine, or from any other mineral property that is material to us from time to time under applicable disclosure standards, including, without limitation, unusual or unexpected geologic formations, seismic activity, rock bursts, cave-ins, pit wall failures, equipment failures, fires, tailings dam failures, flooding or other conditions involved in the removal and processing of material, any of which could result in damage to or destruction of mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel or secure supply agreements on commercially reasonable terms, may have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Any adverse decision made by the owners and operators of the Greenstone Mine, Kiaka Mine, or any other mineral property that is material to us from time to time under applicable disclosure standards, including, for example, alterations to development or mine plans or production schedules, may impact the timing and amount of revenue that we receive and may have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Increased competition for royalties, streams and other interests could adversely affect our ability to acquire additional or new royalties, streams and other interests in mineral properties

Many companies are engaged in the search for and the acquisition of investments including royalties, streams and other interests, and there is a limited supply of desirable mineral interests. The mineral exploration and mining businesses are competitive in all phases. Many companies are engaged in the acquisition of mineral interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. We may be at a competitive disadvantage in acquiring those interests, whether by way of royalty, stream or other form of investment, as competitors may have greater financial resources and technical staffs. There can be no assurance that we will be able to compete successfully against other companies in acquiring new royalties, streams or other interests. In addition, we may be unable to acquire royalties, streams or other interests at acceptable valuations which may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Our major shareholders can exert significant influence over our company and may have interests that differ from other shareholders

B2Gold, Tether and Equinox own approximately 52.52% of our outstanding Common Shares. As a result, these shareholders, acting individually or together, are able to significantly influence, and in some cases determine, the outcome of matters requiring shareholder approval, including the appointment and removal of directors, amendments to our charter documents, the approval of mergers, acquisitions or dispositions, issuances of equity, and other corporate transactions. This concentration of ownership may delay, defer or prevent a change of control that other shareholders may view as beneficial and may also discourage potential acquirers from making an offer. In addition, these shareholders’ interests may conflict with the interests of our other shareholders, and they may vote their shares in a manner that advances their own interests and not necessarily those of other shareholders.

Some of the properties in respect of which we hold an interest may never achieve commercial production, and we may lose our entire investment

Some of the projects or properties in respect of which we hold an interest are in the construction, development, expansion or exploration stage. There can be no assurance that construction, development, expansion or exploration will be completed on a timely basis or at all. If such properties do not reach commercial production, we will not be able to secure repayment of any upfront deposit paid to the counterparty under the terms of the applicable contract, which may have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

In addition, due to the early-stage or development nature of certain of the properties in respect of which we hold an interest, the owners or operators of some of such properties have experienced financial difficulties and, in some cases, required covenant waivers pursuant to their credit and other financing documents. To the extent that any of the owners or operators of properties in respect of which we hold a royalty, stream or other interest default under their credit and other financing documents, this could delay or inhibit operations at the relevant properties, which may have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities. Although we undertake a due diligence process for every investment, mining exploration and development are subject to many risks and it is possible that the value realized by us be less than the original investment.

We face risks related to health epidemics and pandemics and other outbreaks of communicable diseases, which could significantly disrupt our operations and may materially and adversely affect our business, financial condition and results of operations

We face risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt our operations and may materially and adversely affect our business, financial condition and results of operations. There can be no assurance that our personnel will not be impacted by these pandemic diseases and ultimately see our workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks. Such future developments include the duration, severity and scope of the outbreak and the actions taken to contain or treat the outbreak. As such, there are potentially significant economic and social impacts of infectious disease risks, including the inability of our operations to operate as intended due to a shortage of skilled employees, shortages or disruptions in supply chains, inability of employees to access sufficient healthcare, significant social upheavals and government or regulatory actions.

Sale of assets in respect of which we hold an interest may result in a new operator and any failure of such operator to perform could affect our revenues

The owners or operators of the projects or mines in respect of which we hold an interest may from time to time announce transactions, including the sale or transfer of the projects or mines or of the operator itself, over which we have little or no control. If such transactions are completed it may result in a new operator controlling the project or mine, who may or may not operate the project or mine in a similar manner to the current operator which may positively or negatively impact us. If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on us may be difficult or impossible to predict.

We may acquire royalties, streams or other interests in respect of properties that are speculative and there can be no guarantee that mineable deposits will be discovered, developed or mined

Exploration for metals and minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on lands where we hold royalties, streams or other interests.

If mineable deposits are discovered, substantial expenditures are required to establish Mineral Reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funding required for development can be obtained on terms acceptable to the operator or at all. Although, in respect of these properties, we intend to hold only royalty, stream or other interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funding to advance the project.

We have limited access to data and disclosure regarding the operation of properties in respect of which we hold interests, which will affect our ability to assess and predict the performance of our royalties, streams or other interests

As a holder of royalty, stream or other interests, we generally have limited access to data on the operations or to the actual properties themselves. Accordingly, we must rely on the accuracy and timeliness of the public disclosure and other information we receive from the owners and operators of the properties in respect of which we hold royalty, stream or other interests. We use such information, including production estimates, in our analyses, forecasts and assessments relating to our own business. If such information contains material inaccuracies or omissions, our ability to assess and accurately forecast performance or achieve our stated objectives may be materially impaired. In addition, some royalty, stream or other interests may be subject to confidentiality arrangements which govern the disclosure of information with regard to the royalties, streams or other interests and, as such, we may not be in a position to publicly disclose such information with respect to certain royalty, stream or other interests. The limited access to data and disclosure regarding the operations of the properties in respect of which we hold an interest may restrict our ability to enhance our performance which may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

We depend on our operators for the calculation of certain payments, and it may not be possible to detect errors in payment calculations

Payments and deliveries to Versamet for royalties, streams or other interests are calculated by the operators of the relevant properties based on the reported production. Each operator’s calculations are subject to and dependent upon the adequacy and accuracy of its production and accounting functions, and errors may occur from time to time in the calculations made by an operator. Certain contracts for royalties, streams or other interests require the operators to provide us with production and operating information that may, depending on the completeness and accuracy of such information, enable us to detect errors in such calculations. We do not, however, have the contractual right to receive production information for all of our royalties, streams and other interests. As a result, our ability to detect payment errors in respect of royalties, streams or other interests through our monitoring program of our interests and our associated internal controls and procedures is limited, and the possibility exists that we will need to make retroactive revenue adjustments in respect of royalties or streams. Some of our contracts for royalties, streams or other interests provide the right to audit the operational calculations and production data for the associated payments and deliveries in respect of such royalties, streams and other interests; however, such audits may occur many months following our recognition of the revenue in respect of the royalties, streams or other interests and may require us to adjust our revenue in later periods.

We are dependent on the payment or delivery by the owners and operators of the properties in respect of which we have a royalty, stream or other interest, and any delay in or failure of such payments will affect the revenues generated by the asset portfolio

We are dependent to a large extent upon the financial viability of owners and operators of the relevant properties in respect of which we hold royalties, streams or other interests. Payments and deliveries from production generally flow through the operator and there is a risk of delay and additional expense in receiving such payments or deliveries. Payments and deliveries may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Our rights to payment or delivery for royalties, streams or other interests must, in some cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits our ability to collect outstanding payments or deliveries in respect of such royalties, streams or other interests upon a default. Additionally, some contracts may provide limited recourse in particular circumstances which may further inhibit our ability to recover or obtain equitable relief in the event of a default under such contracts. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that we should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue; there is also a possibility that a creditor or the owner or operator may claim that the royalty, stream or other interest contract should be terminated in the insolvency proceeding. Alternatively, in order to preserve our interest in a royalty, stream or other interests in the context of an insolvency or similar proceeding, we may be required to make additional investments in, or provide funding to, owners or operators, which would increase our exposure to the relevant interest and counterparty risk. Failure to receive payments or deliveries from the owners and operators of the relevant properties or termination of our rights may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Global financial conditions may destabilize

Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact our ability, or the ability of the owners or operators of the properties in respect of which we hold royalties, streams or other interests obtain equity or debt financing or make other suitable arrangements to finance their projects. In the event of increased levels of volatility or a rapid destabilization of global economic conditions, our profitability, results of operations and financial condition and the trading price of our securities could be adversely affected.

Royalties, streams and other interests may not be honored by operators of a project

Royalties, streams and other interests in respect of natural resource properties are largely contractual in nature. Parties to contracts do not always honor contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalties, streams and other interests do not abide by their contractual obligations, we would be forced to take legal action to enforce our contractual rights. Such legal action may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to us, may have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Not all of our royalties, streams and other interests are secured, our security interests, if any, may be subordinated, and security interests may be difficult to enforce

Although certain of our royalties, streams and other interests are secured, certain are unsecured. In a default, liquidation or realization situation, any of our unsecured interests will be satisfied pro rata with all other unsecured claims after all secured claims, property claims and prior ranking claims are satisfied in full. Absent a security interest, our likely potential recourse against a defaulting property owner or mining operator is for breach of the applicable contract which will result in an unsecured damages claim for which, recovery is remote and time-consuming. In the event that a mining operator or property owner has insufficient funds to pay its liabilities and obligations as they become due, it is possible that other liabilities and obligations will be satisfied prior to the liabilities and obligations owed to us.

Even valid security interests which are held by us may be (i) subordinated, (ii) unenforceable, (iii) difficult to enforce or (iv) subject to attack by other creditors or stakeholders. If our security is subordinated, we may be prohibited from enforcing our security, even if a default has occurred, until steps are undertaken by senior creditors or until otherwise permitted under the applicable subordination agreement. Also, any recovery or distribution in respect of our subordinated obligations may be postponed until senior creditors are indefeasibly paid in full. Even if we are permitted to enforce our security interests, if any, the security may be difficult to enforce because of the nature of the security and issues out of our control, including court orders, restricted access and jurisdiction. We may be unwilling to exercise any rights that we may have if we could become exposed to environmental or other liabilities, such as, successor employer or as a mortgagee-in-possession, by virtue of exercising such rights. Other creditors and stakeholders of the mining operator or property owner of the mining operator or property owner may attack our security interests, royalty and streaming rights and other rights under applicable insolvency, preference or reviewable transaction legislation. If such creditors are successful, the remedies may include unwinding or voiding our interests. If we are unable to enforce our security interests, there may be a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

In addition to the issues relating to enforcing our security, there is no assurance that we will be able to effectively enforce any guarantees, indemnities or other interests, even if they exist. Should an insolvency proceeding or other similar event related to a mining operator or property owner be commenced (whether by it or its creditors), there will likely be a court ordered stay of proceedings that may prevent us from enforcing our security, royalty and streaming rights and other rights. In an insolvency proceeding, a property owner or mining operator may not perform its obligations under a royalty, stream or other agreements with us, it or its creditors may seek to unilaterally terminate, disclaim or resiliate agreements with us, they may seek to sell or vest the property to another party free and clear of our royalty, stream or other obligations or seek other relief with respect to our interests. Any sale or transfer of property in such insolvency proceeding may also be affected by court order notwithstanding any transfer restrictions, options, rights of first refusal or other rights contained in the agreements with us or others. Further, in insolvency proceedings, any security or other interest held by us will likely be primed and further subordinated by court ordered charges or other court ordered relief, including for interim financing.

Also, insolvency proceedings in the mining industry are generally complex and lengthy, the outcome of which may be uncertain and may result in a material adverse effect on our profitability, results of operations and financial condition. In such proceeding, property owners may sell or convey the property free and clear of any obligations owed to us.

In addition, because some of the properties in respect of which we hold royalties, streams and other interests are owned and operated by foreign entities in foreign jurisdictions, our security interests, royalty and streaming rights and other rights may be subject to political interference, as well as, real and personal property, enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in Canada, and may prevent us from enforcing our security, royalty and streaming rights and other rights as anticipated. Further, there can be no assurance that any judgments or orders obtained in Canadian courts will be enforceable in those jurisdictions. If we are unable to enforce our security interests, royalty and streaming rights and other rights, there may be a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Enforcement against directors and officers outside of Canada may be difficult

Some the Company’s directors and officers are residents of countries other than Canada. All or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in foreign jurisdictions, based solely on violations of Canadian securities laws.

Our profitability, results of operations and financial condition are subject to variations in foreign exchange rates

Certain of our activities and offices are located in Canada and the costs associated with these activities are largely denominated in Canadian dollars. However, certain of our royalties, streams and other interests are denominated in US dollars and, as a result, are subject to foreign currency fluctuations and inflationary pressures, which may have a material adverse effect on our profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and we may suffer losses due to adverse foreign currency rate fluctuations.

Operators of mines may not be able to replace depleted Mineral Reserves and Mineral Resources, which would reduce our revenue from royalties, streams or other interests

The revenue generated by Versamet is principally based on the exploitation of Mineral Reserves on assets underlying our royalties, streams and other interests. With respect to these assets, their corresponding Mineral Resources and Mineral Reserves are continually being depleted through extraction and the long-term viability of our asset portfolio depends on the replacement of Mineral Reserves through new producing assets and increases in Mineral Reserves on existing producing assets. As mines in respect of which we have royalties, streams and other interests mature, it can expect overall declines in production over the years unless operators are able to replace Mineral Reserves that are mined through mine expansion or successful new exploration. Exploration for minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on properties underlying the asset portfolio or that discoveries will be located on properties covered by the relevant royalty, stream or other interest. Even in those cases where a significant mineral deposit is identified and covered by the royalty, stream or other interest, there is no guarantee that the deposit can be economically extracted. Substantial expenditures are required to establish Mineral Reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit covered by the royalty, stream or other interest, no assurance can be given that new Mineral Reserves will be identified to replace or increase the amount of Mineral Reserves currently in the asset portfolio. This includes Mineral Resources, as the resources that have been discovered have not been subjected to sufficient analysis to justify commercial operations or the allocation of funds required for development. The inability by operators to add additional Mineral Reserves or to replace existing Mineral Reserves through either the development of existing Mineral Resources or the acquisition of new mineral producing assets, in each case covered by a royalty, stream or other interests, may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

We can provide no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be on terms acceptable to us

There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be on terms acceptable to us. Failure to obtain such additional financing could impede our funding obligations, or result in delay or postponement of further business activities which may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

If additional funds are raised through further issuances of equity or debt securities, existing shareholders (including prospective investors) could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of the Common Shares. In addition, from time to time, we may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt and/or equity issuances, which may temporarily increase our debt levels above industry standards and/or further dilute shareholders significantly. Any debt financing secured in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

We may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business

We are dependent upon the continued availability and commitment of our key management personnel, whose contributions to immediate and future operations of Versamet are of significant importance. The loss of any such key management personnel could negatively affect business operations. From time to time, we may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. In addition, we frequently retain third party specialized technical personnel to assess and execute on opportunities. These individuals may have conflicts of interest or scheduling conflicts, which may delay or inhibit our ability to employ such individuals’ expertise. The number of persons skilled in the acquisition, exploration and development of royalties, streams and other interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance that we will be able to recruit and retain such personnel. If we are not successful in recruiting and retaining qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material adverse impact on our profitability, results of operations and financial condition and the trading price of our securities. We do not intend to maintain “key man” insurance for any members of our management.

Certain of our directors serve in similar positions with other public companies, which could put them in a conflict position from time to time

Certain of our directors also serve as directors or officers of, or have shareholdings in, other companies involved in natural resource exploration, development and production and, to the extent that such other companies may engage in transactions or participate in the same ventures in which we participate, or in transactions or ventures in which we may seek to participate, our directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Such conflicts of the directors and officers may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Changes in or in the interpretation of tax legislation or accounting rules could affect our profitability

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, the United States, Burkina Faso, Mexico, Brazil, Peru, Namibia, Sweden and Australia or any of the countries in which our assets or relevant contracting parties or underlying properties are located could result in some or all of our profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in our profits being subject to additional taxation or which could otherwise have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties, streams and other interests held by us less attractive to counterparties. Such changes could adversely affect our ability to acquire new assets or make future investments.

We have a history of losses and we may be unable to achieve profitability

We earned total comprehensive income of $20.6 million for the year ended December 31, 2025, a total comprehensive loss of $2.3 million for the year ended December 31, 2024, and a total comprehensive loss of $3.1 million for the year ended December 31, 2023. At December 31, 2025, we had retained earnings of $12.4 million and at December 31, 2024, we had a deficit of $8.0 million.

In preparing our financial statements, we may identify material weaknesses in our internal control over financial reporting and, if we fail to remediate such material weaknesses (and any other ones) or implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud

In connection with the preparation of our financial statements, material weaknesses may be identified in our internal control over financial reporting (including certain previous unremedied material weaknesses). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified may relate to, among other things: (i) the consolidation process of acquisitions; and (ii) the design and operation of our accounting and financial reporting closing functions, in which required policies and procedures may not be adequately designed or were not operating effectively at period end, resulting in adjustments to our audited consolidated financial statements during the course of the audit. Each material weakness may result in a misstatement of one or more account balances or disclosures that would result in a material misstatement of our audited financial statements that would not be prevented or detected, and accordingly, we determined that these control deficiencies constitute material weaknesses.

Our operations depend on information systems that may be vulnerable to cyber security threats

Our operations depend, in part, on our information technology (“IT”) systems, networks, equipment and software and the security of these systems. We depend on various IT systems to process and record financial and technical data, administer our contracts with our counterparties and communicate with employees and third-parties. These IT systems, and those of our third-party service providers and vendors and the counterparties under our contracts for royalties, streams and other interests may be vulnerable to an increasing number of continually evolving cyber security risks. Unauthorized third parties may be able to penetrate network security and misappropriate or compromise confidential information, create system disruptions or cause shutdowns. Any such breach or compromise may go undetected for an extended period of time.

A significant breach of our IT systems or data security or misuse of data, particularly if such breach or misuse goes undetected for an extended period of time, could result in significant costs, loss of revenue, fines or lawsuits and damage to reputation. The costs to eliminate or alleviate cyber or other security problems, including bugs, viruses, worms, malware and other security vulnerabilities, could be significant, and our efforts to address these problems may not be successful. The significance of any cyber-security breach is difficult to quantify, but may in certain circumstances be material and could have a material adverse effect on our results of operations and financial condition and the trading price of our securities.

We may be exposed to AI risks that could adversely affect our business, results of operations and financial condition

Increasingly, companies are leveraging AI across their operations and business activities. Failure to effectively integrate AI tools into our business could result in an inability to strengthen and preserve our competitive positioning relative to industry peers. Further, navigating continually evolving legal and regulatory requirements associated with implementing AI tools may require significant resources to help ensure compliance with applicable laws.

Alongside the potential benefits of AI tools and technology come risks, including the potential exposure of the Company’s proprietary or confidential information to unauthorized recipients, the misuse of the Company’s or third-party intellectual property, the exposure or misuse of personal information and allegations or claims against the Company related to violation of third-party intellectual property rights. As AI systems make decisions based on data and models, they can inherit or amplify bias or raise concerns about fairness or ethical use. In addition, AI models may not be sufficiently transparent in order to allow users to evaluate the accuracy or appropriateness of the output, which could result in inaccurate responses that could lead to errors in the Company’s decision-making or other business activities. Additionally, others may use AI to increase the frequency and severity of cybersecurity attacks against the Company, its employees, consultants and partners. These risks could have a negative impact on the Company’s business, operating results and financial condition.

We may be exposed to counterparty and liquidity risk, and any delay or failure of counterparties to make payments could affect our revenues

We may be exposed to various counterparty risks including, but not limited to (i) through financial institutions that hold our cash and metals credit inventory, (ii) through our stream, royalty and other similar interest counterparties, (iii) through other companies that have payables due to us, (iv) through our insurance providers and (v) through our lenders. We may also be exposed to liquidity risks in meeting our operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to obtain loans, other credit facilities or equity financing in the future or to obtain them on terms favorable to us.

Some of the agreements governing our interests contain terms that reduce the revenue generated from those interests upon the achievement of certain milestones

Revenue from some of our interests decreases after certain milestones are achieved. As a result, past production and revenue related to these interests may not be indicative of future results.

We may enter into acquisitions or other royalty or streaming transactions at any time, which may be material, may involve the issuance of Versamet’s securities or the incurrence of indebtedness and will be subject to transaction-specific risks

We continuously review opportunities to acquire existing streams, royalties and other similar interests, in order to create new streaming, royalty or other arrangements through the financing of mining projects, financing of new acquisitions or to acquire companies that hold streams, royalties or other similar interests in respect of mineral properties. At any given time, we may have various types of transactions and acquisition opportunities in various stages of active review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to us and may involve the issuance of securities by us or the incurrence of indebtedness to fund any such acquisition. In addition, any such transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the integration of any acquired business with Versamet’s existing business, the project operators or the jurisdictions in which assets may be acquired or underlying properties located. In addition, we may consider opportunities to restructure royalties or stream arrangements where we believe such a restructuring may provide a long-term benefit to us, even if such restructuring may reduce near-term revenues or result in us incurring transaction related costs. We may also be unable to achieve any such anticipated long-term benefits of such restructurings. We may be unsuccessful in completing acquisitions and other additional transactions on terms favorable to us, or at all, or in realizing the anticipated growth opportunities and synergies from integrating any acquired business, and our failure to do so may have a material adverse effect on our future results of operations and growth prospects.

If we expand our business beyond the acquisition of streams, royalties or other similar interests, we may face new challenges and risks which could affect our profitability, results of operations and financial condition

Our operations and expertise have been focused on the acquisition and management of streams, royalties and other similar interests. While it is not our current intention, we may in the future pursue acquisitions outside this area. The expansion of our activities into new areas would present challenges and risks that we have not faced in the past. The failure to manage these challenges and risks successfully may result in a material adverse effect on our profitability, results of operations and financial condition.

We may be subject to reputational damage

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include negative publicity, whether true or not. While we do not ultimately have direct control over how we are perceived by others, reputational loss could have a material adverse impact on the trading price of our securities.

We may be unable to repay indebtedness and comply with our obligations under the Upsized Credit Facility

We may from time to time have amounts outstanding under our Upsized Credit Facility, which may be significant. The total availability under our Upsized Credit Facility is $200 million (excluding the $25 million accordion feature), of which $45 million is currently drawn as at the date of this AIF; the undrawn balance may be used to fund the acquisition of royalties and the funding of precious metals streams. These acquisitions may result in significant drawings, and we would be required to use a portion of our cash flow to service principal and interest on the debt, which would limit the cash flow available for other business opportunities. Our ability to make payments of the principal of, to pay interest on, or to refinance indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. We may not continue to generate cash flow in the future sufficient to service debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or eliminating dividends, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

The terms of our Upsized Credit Facility require us to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, our ability to incur further indebtedness if doing so would cause us to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. These covenants also limit our ability to amend our stream, royalty and other similar interest contracts without the consent of the lenders. We can provide no assurances that in the future, we will not be limited in our ability to respond to changes in our business or competitive activities or be restricted in our ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the Upsized Credit Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect our business, results of operations and financial condition.

Risks Related to Mining Operations

We are indirectly exposed to many of the same risk factors as the owners and operators of properties in respect of which it holds a royalty, stream or other interests

To the extent that they relate to the production of minerals from, or the continued operation of, the properties in respect of which we hold a royalty, stream or other interests, we will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Production at mines and projects in respect of which we hold royalty, stream or other interests is dependent on operators’ employees

Production from the properties in respect of which we hold an interest depends on the efforts of operators’ employees. There is competition for geologists and persons with mining expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations. Further, relations with employees may be affected by changes in the scheme of labor relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on our business and financial condition.

Mineral reserves and Mineral Resources are estimates based on interpretation and assumptions and actual production may differ from amounts identified in such estimates

The Mineral Reserves and Mineral Resources on properties underlying our royalties, stream or other interests are estimates only, and no assurance can be given that the estimated Mineral Reserves and Mineral Resources are accurate or that the indicated level of minerals will be produced. Mineral reserve and MREs for our royalty, stream or other interests are prepared by the operators of the underlying properties. We do not participate in the preparation or verification of such estimates (or the reports in which they are presented) and we have not independently assessed or verified the accuracy of such estimates. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible and during that time the economic feasibility of exploiting a discovery may change.

Market price fluctuations of the applicable commodity, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable Mineral Reserves on properties underlying our royalties, streams or other interests unprofitable to develop at a particular site or sites for periods of time or may render Mineral Reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the Mineral Reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause Mineral Reserves to be reduced or not extracted. Estimated Mineral Reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure, governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection and by political and economic stability. While these risks exist for all of our assets, they are heightened in the case of interests in properties which have not yet commenced production.

MREs in particular must be considered with caution. MREs for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such MREs may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, Mineral Resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the Mineral Resources on properties underlying our royalties, streams or other interests constitute or will be converted into Mineral Reserves.

Any of the foregoing factors may require operators to reduce their Mineral Reserves and Mineral Resources, which may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Production forecasts may not prove to be accurate

We prepare estimates and forecasts of future attributable production from the properties in respect of which we hold royalties, streams or other interests and rely on public disclosure and other information we receive from the owners, operators and independent experts of such properties to prepare such estimates. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate such properties as well as those who review and assess the geological and engineering information. These production estimates and forecasts are based on existing mine plans and other assumptions with respect to such properties which change from time to time, and over which we have no control, including the availability, accessibility, sufficiency and quality of ore, the costs of production, the operators’ ability to determine production levels, the sufficiency of infrastructure, the performance of personnel and equipment, the availability of materials and equipment including reagents and fuel, the ability to maintain and obtain mining interests and permits and compliance with existing and future laws and regulations. Any such information is forward-looking and no assurance can be given that such production estimates and forecasts will be achieved. Actual attributable production may vary from our estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; actual ore mined being less amenable than expected to mining or treatment; lower than expected mill feed grades; operating factors; delays in the commencement of production and ramp up at new mines; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with the properties in respect of which Versamet holds royalties, streams or other interests, including but not limited to cave-ins, rock falls, rock bursts, pit wall failures, seismic activity, weather related complications, fires or flooding or as a result of other operational problems such as production drilling or material removal challenges, power failures or a failure of a key production component such as a hoist, a filter press or a grinding mill; and unexpected labor shortages, strikes, local community opposition or blockades. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in our failure to realize the benefits of our production forecasts anticipated from time to time. If our production forecasts prove to be incorrect, it may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

The exploration and development of Mineral Resource properties is inherently dangerous and subject to risks beyond our control

Companies engaged in mining activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labor disputes, increases in the cost of labor, social unrest, changes in the regulatory environment, permitting and title risks, impact of non-compliance with laws and regulations, fires, explosions, blowouts, cratering, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, tailings dam failures, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavorable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may (i) result in an environmental release or environmental pollution and liability; (ii) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal from the company’s Mineral Resources or expected Mineral Reserves, (iii) result in a write down or write-off of the carrying value of one or more mineral projects, (iv) cause delays or stoppage of mining or processing, (v) result in the destruction of properties, processing facilities or third-party facilities necessary to the company’s operations, (vi) cause personal injury or death and related legal liability, (vii) result in regulatory fines and penalties or the revocation or suspension of licenses; (viii) result in the loss of insurance coverage or (ix) result in the loss of social license to operate. The occurrence of any of above-mentioned risks or hazards could result in an interruption or suspension of operation of the properties in respect of which we hold a royalty, stream or other interest and have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities, especially as such risks relate to our material properties.

Defects in title to properties underlying our royalty, stream or other interests may result in a loss of entitlement by the operator and a loss of our interest

A defect in the chain of title to any of the properties underlying one of our royalties or, streams or necessary for the anticipated development or operation of a particular project to which a royalty, stream or other interest relates may arise to defeat or impair the claim of the operator to a property which could in turn result in a loss of our interest in respect of that property. In addition, claims by third parties or aboriginal groups in Canada, the United States, Brazil, Mexico, Ethiopia, Côte d’Ivoire, South Africa, Burkina Faso, Columbia, Namibia, Peru, Nicaragua, Sweden, Australia and Mongolia and elsewhere may impact on the operator’s ability to conduct activities on a property to the detriment of our royalties, streams or other interests. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. Many royalties, streams or other interests are contractual, rather than an interest in land, with the risk that an assignment or bankruptcy or insolvency proceedings by an owner will result in the loss of any effective royalty, stream or other interests in a particular property. Further, even in those jurisdictions where there is a right to record or register royalties, streams or other interests held by us in land registries or mining recorders offices, such registrations may not necessarily provide any protection to us. As a result, known title defects, as well as unforeseen and unknown title defects may impact operations at a project in respect of which we have a royalty, stream or other interest and may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Future litigation affecting the properties in respect of which we hold royalty, stream or other interests could have an adverse effect on Versamet

Potential litigation may arise on a property on which we hold a royalty, stream or other interest (for example, litigation between joint venture partners or between operators and original property owners or neighboring property owners). As a holder of such interests, we will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) or the expropriation or loss of rights to a property could have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Moreover, the courts in some of the jurisdictions in which we have a royalty, stream or other interests may offer less certainty as to the judicial outcome of legal proceedings or a more protracted judicial process than is the case in more established economies. Accordingly, there can be no assurance that contracts, joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. Moreover, the commitment of local businesses, government officials and agencies and the judicial system in these jurisdictions to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed. These uncertainties and delays could have a material adverse effect on our financial condition and results of operations.

Defects or disputes relating to our royalties, streams or other interests could have an adverse effect on Versamet

Defects in or disputes relating to the royalty, stream or other interests we hold or acquire may prevent us from realizing the anticipated benefits from these interests. Material changes could also occur that may adversely affect management’s estimate of the carrying value of our royalty, stream or other interests and could result in impairment charges. While we seek to confirm the existence, validity, enforceability, terms and geographic extent of the royalty, stream or other interests we acquire, there can be no assurance that disputes or other problems concerning these and other matters or other problems will not arise. Confirming these matters is complex and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mineral property and to the documents reflecting the royalty, stream or other interest. The discovery of any defects in, or any disputes in respect of, our royalty, stream or other interests, could have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

The operations in respect of which we hold a royalty, stream or other interests require various property rights, permits and licenses to be held by the operator in order to conduct current and future operations, and delays or a failure to obtain or maintain such property rights, permits and licenses, or a failure to comply with the terms of any of such property rights, permits and licenses could result in interruption or closure of operations or exploration on the properties

Exploration, development and operation of mining properties are subject to laws and regulations governing health and worker safety, employment standards, environmental matters, mine development, project development, mineral production, permitting and maintenance of title, exports, taxes, labor standards, reclamation obligations, heritage, historic and archaeological matters and other matters. The owners and operators of the properties in respect of which we hold a royalty, stream or other interest require licenses and permits from various governmental authorities in order to conduct their operations. Future changes in such laws and regulations or in such licenses and permits could have a material adverse impact on the revenue that we derive from our royalties, streams and other interests. Such licenses and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issue. Such licenses and permits are subject to expiration, relinquishment and/or termination without notice to, control of or recourse by us. There can be no guarantee that the owners or operators of those properties in respect of which we hold a royalty, stream or other interest, will be able to obtain or maintain all necessary licenses and permits in good standing that may be required to explore, develop and operate the properties, commence construction or operation of mining facilities, or maintain operations that economically justify the cost. Any failure to comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or in fines, penalties or other liabilities accruing to the owner or operator of the project. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

We are exposed to risks related to the construction, development, expansion, and/or exploration in relation to the mines, projects and properties in respect of which it holds a royalty, stream or other interest

Many of the projects or properties in respect of which we hold an interest in are in the construction, development, expansion, and/or exploration stage and such projects are subject to numerous risks, including, but not limited to delays in obtaining equipment, materials and services essential to the construction and development of such projects in a timely manner, currency exchange rates, labor shortages, cost escalations and fluctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete construction, development and/or expansion of such projects in accordance with current expectations or at all.

The operations in respect of which we hold an interest are subject to environmental laws and regulations that may increase the costs of doing business and may restrict operations, which could reduce our revenues

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material. In addition, such laws and regulations can constrain or prohibit the exploration and development of new projects or the development or expansion of existing projects. Any breach of environmental legislation by owners or operators of properties underlying our asset portfolio could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty, stream or other interest, which could have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Additional costs may be incurred by mineral property operators as a result of international climate change initiatives and may affect the availability of resources and cause business disruptions, which could reduce our revenues

We acknowledge climate change as an international and community concern. In addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, we expect this may result in increased costs at some of the properties underlying our royalties, streams or other interests, which could have a material impact on the viability of the properties and impair the revenue derived from the applicable royalty, stream or other interest, which could have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Certain operators are subject to risks relating to foreign jurisdictions and developing economies, which could negatively impact Versamet

Some of our royalty, stream or other interests relate to properties outside of the United States and Canada, including Brazil, Mexico, Ethiopia, Côte d’Ivoire, South Africa, Burkina Faso, Columbia, Peru, Namibia, Nicaragua, Sweden, Australia and Mongolia. In addition, future investments may expose us to new jurisdictions. The ownership, development and operation of properties, mines and projects in foreign jurisdictions by their owners are subject to the risks normally associated with conducting business in foreign jurisdictions. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which we hold royalty, stream or other interests, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation. If any of these events were to occur, this may result in a write down or write-off of the carrying value of one or more of our assets, which could have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities. In addition, in the event of a dispute arising from foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

We apply various methods, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into contracts for royalty, stream or other interests. Such methods generally include: conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalty, stream or other interest, engaging experienced local counsel and other advisors in the applicable jurisdiction; negotiating where possible so that the applicable contract contains appropriate protections, representations, warranties and, in each case as we deem necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. There can be no assurance, however, that we will be able to identify or mitigate all risks relating to holding royalties, streams or other interests in respect of properties, mines and projects located in foreign jurisdictions, and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on our profitability, results of operation and financial condition and the trading price of our securities.

Burkina Faso, which is where the Kiaka Mine is located, is subject to such foreign and developing economic risk

The Kiaka Mine in Burkina Faso is subject to the risks associated in operating in a foreign country. These risks may include economic, social or political instability or change, hyperinflation, currency non-convertibility or instability and changes of law affecting foreign ownership, government participation, taxation, working conditions, rates of exchange, exchange control, exploration licensing, export duties, repatriation of income or return of capital, environmental protection, mine safety, labor relations as well as government control over mineral properties or government regulations that require the employment of local staff or contractors or require other benefits to be provided to local residents.

Burkina Faso has had a short democratic history with a series of elections, constitutions and coups. A new constitution was adopted by Burkina Faso in 1991. However, the possibility that the government may adopt substantially different policies cannot be ruled out.

WAF may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Any future material adverse changes in government policies or legislation in Burkina Faso that affect foreign ownership, mineral exploration, development or mining activities, may affect the viability and profitability of the Kiaka Mine.

In addition, the legal system operating in Burkina Faso may be less developed than more established countries, which may result in risks such as:

•	political difficulties in obtaining effective legal redress in the courts whether in respect of a breach of law or regulation, or in an ownership dispute;

•	a higher degree of discretion on the part of governmental agencies;

•	the lack of political or administrative guidance on implementing applicable rules and regulations including, in particular, as regards local taxation and property rights;

•	inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or

•	relative inexperience of the judiciary and court in such matters.

The commitment to local businesspeople, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with respect to licenses and agreements for business. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed. There can be no assurance that joint ventures, licenses, license application or other legal arrangements will not be adversely affected by the actions of the government authorities or others, and the effectiveness of and enforcement of such arrangements cannot be assured.

Risks Relating to Potential Increased Government Ownership of the Kiaka Mine

On August 28, 2025, the government of Burkina Faso requested to acquire, for valuable paid consideration, an additional 35% ownership interest in Kiaka SA, the subsidiary that owns the Kiaka Mine. On February 23, 2026, WAF published a news release stating that the Council of Ministers of the Burkina Faso Government held on February 19, 2026 included a consideration to draft a decree to authorise the Government to acquire an additional 25% equity stake in Kiaka. If completed, this acquisition would increase the government’s ownership interest in Kiaka SA to up to 50%. Increased ownership by the government of Burkina Faso could materially affect the governance, operations, economics and strategic direction of the Kiaka Mine. A government shareholder with a significant or controlling ownership interest may have objectives that differ from those of other shareholders, including objectives driven by public policy, social, political or fiscal considerations rather than commercial considerations. As a result, decisions relating to capital expenditures, mine planning, production levels, expansion, financing, dividend policies, procurement, employment practices or other operational matters may be influenced in ways that adversely affect the profitability, cash flows or long-term value of the Kiaka Mine. Government ownership may also increase the risk of changes to applicable laws, regulations, fiscal terms or administrative practices affecting the Kiaka Mine, including changes relating to taxation, royalties, export restrictions, local content requirements, employment obligations or environmental and social requirements. The government’s position as both a regulator and a shareholder may create conflicts of interest, and there can be no assurance that regulatory decisions affecting the Kiaka Mine will be made solely on an arm’s-length or commercially neutral basis. In addition, increased government ownership could limit the ability of Kiaka SA or its shareholders to exercise effective control over the Kiaka Mine, including the ability to approve or block major transactions, financings, changes in strategy or dispositions of assets. Any requirement to obtain government consent for significant corporate or operational actions could delay or prevent the implementation of business plans or transactions that might otherwise be beneficial. There can be no assurance that the terms on which the government of Burkina Faso may acquire additional ownership interests will be favorable, or that any such acquisition will not result in dilution of other shareholders’ interests or adversely affect the economic returns attributable to the Kiaka Mine. Any future increase in government participation, whether through equity ownership, changes in fiscal terms or other forms of state involvement, could have a material adverse effect on the business, financial condition, results of operations and prospects of the Kiaka Mine and, as a result, on our business.

Changes in government free carry positions could materially affect our interests in certain projects

In certain jurisdictions where our royalty or streaming assets are located, including countries such as Burkina Faso, local governments are entitled to receive a “free carry” interest in mining projects. This typically means the government acquires an ownership stake in the mining property without being required to contribute capital or assume a proportionate share of the operating costs. The percentage of such free carry interests can vary depending on the jurisdiction and may be subject to change based on evolving legal frameworks or government policies.

Government free carry policies are often embedded in national mining codes and can be amended unilaterally by the host government. Any increase in the government’s mandatory ownership interest—whether through legislative change, renegotiation of mining conventions, or other policy actions—would result in a corresponding dilution of the project operator’s equity interest in the property. Although we do not own the underlying mining properties, the economic terms of our royalty and streaming interests are generally based on the operator’s attributable share of production or revenues. A reduction in the operator’s equity interest due to an increased government free carry position could lead to (i) lower attributable production to which our royalty or stream applies; (ii) decreased economic returns from the asset over its life; and (iii) reduced willingness of operators to invest in or advance the project, which could impact development timelines or operational performance.

There can be no assurance that current free carry policies will remain unchanged, or that future changes will not materially and adversely affect our business, financial condition or results of operations.

Changes in government regulation could inhibit exploration, construction and development on, or production from, the mineral properties underlying our royalties, streams or other interests

The properties on which we hold or will hold a royalty, stream or other interest are located in multiple legal jurisdictions and political systems. There is no assurance that future political and economic conditions in such countries will not result in the adoption of different policies or attitudes respecting the development and ownership of resources. Changes in applicable laws, regulations, or in their enforcement or regulatory interpretation could result in adverse changes to mineral development or operations. Any such changes in policy or attitudes may result in changes in laws affecting ownership of assets, land tenure and resource concessions, licensing fees, taxation, royalties, price controls, exchange rates, export controls, environmental protection, labor relations, foreign investment, nationalization, expropriation, repatriation of income and return of capital, which may affect both the ability to undertake exploration, construction and development on, or production from, the properties in respect of which we hold a royalty, stream or other interest or the payments under such royalties, streams or other interests. In certain areas where we hold a royalty, stream or other interest, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond our control and the owners and operators of the properties in respect of which we hold an interest and such changes may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

We are subject to risks related to certain operations in developing economies

Certain operators are subject to risks normally associated with the conduct of business in developing economies. Risks may include, among others, problems relating to power supply, labor disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, nationalization of assets, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, empowerment of previously disadvantaged people, local ownership requirements, limitations on foreign ownership, power supply issues, limitations on repatriation of earnings, infrastructure limitations and increased financing costs. The above risks may limit, disrupt or negatively impact the operator’s business activities.

Anti-corruption and bribery laws could subject us to liability and require it to incur additional costs

Our business is subject to Canadian laws and other laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In some cases, our assets are located in certain jurisdictions where corruption may be more common, which can increase the risk of unauthorized payments or offers of payments in violation of anti-corruption and anti-bribery laws and regulations and in violation of our policies. In addition, the operators of the mining projects may fail to comply with anti-corruption and anti-bribery laws and regulations. Although we do not operate the mining projects, enforcement authorities could deem us to have some culpability for the operators’ actions. Any violations of the applicable anti-corruption and anti-bribery laws could result in significant civil or criminal penalties to us and could have a material adverse effect on our business, financial conditions, results of operation and reputation. an adverse effect on our reputation.

We may become a party to litigation

We may become party to litigation from time to time in the ordinary course of business which could adversely affect our business. Should any litigation in which we become involved be determined against us such a decision could adversely affect our ability to continue operating and the market price for the Common Shares and could use significant resources and demand significant time and attention by management. Even if we are involved in litigation and win, litigation can redirect significant resources.

Adequate infrastructure may not be available to develop the properties in respect of which we hold an interest, which could inhibit operations at such properties

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect or inhibit the operations at the properties in respect of which we hold a royalty, stream or other interest, which may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of our interests

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. We hold interests in entities that own and operate mines or mineral properties located in areas presently or previously inhabited or used by indigenous peoples. There may be certain obligations on the government to consult with indigenous people regarding actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. From time to time, we may hold interests in entities with properties that are subject to the opposition of one or more groups of indigenous people who oppose the operation, further development, or new development on such project. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against us or the owner/operators’ activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of the Company’s interests.

Certain operators depend on international trade and other conditions in key export markets for their products

The operators of certain of the properties on which we hold stream, royalty or other similar interests export their commodities and thus depend on economic conditions and regulatory policies in export markets. The ability of these operators to sell their products effectively in these major export markets could be adversely affected by a number of factors that are beyond their control, including the deterioration of macroeconomic conditions, volatility of exchange rates or the imposition of greater tariffs or other trade barriers in those markets.

Changes in U.S. laws and policies regulating international trade

Legislative and regulatory changes relating to international trade in the United States could have a material adverse effect on us and our financial condition. In particular, there is uncertainty regarding U.S. tariffs and support for existing treaty and trade relationships, including with Canada. Although discussions continue between the United States and other countries, there remains significant uncertainty over whether tariffs or other restrictive trade measures or countermeasures will be implemented and, if so, the scope, impact and duration of any such measures. A trade war or new tariffs barriers may potentially lead to increases or decreases in royalties or stream revenues due to higher or lower metal prices, but the overall effect would depend on changes in demand, production strategies, and operational costs. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project.

Risks Related to the Ownership of our Securities

Investors may lose their entire investment

An investment in our securities is speculative and may result in the loss of an investor’s entire investment in the Company. Only investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.

An active, liquid and orderly trading market for our Common Shares may not develop, and you may not be able to resell your Common Shares

If a market for our Common Shares is not sustained, you may not be able to resell our securities. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Common Shares and the extent of issuer regulation. We cannot predict the prices at which our Common Shares will trade.

The market price of our Common Shares may be volatile, which could result in substantial losses for investors purchasing Common Shares

The market price of our Common Shares could be subject to significant fluctuations. The market price of the Common Shares may be subject to wide price fluctuations in response to many factors, including variations in our operating results, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in our business prospects, general economic conditions, legislative changes and other events and factors outside of our control, including: (i) actual or anticipated fluctuations in our quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of companies in the industry in which we operates; (iv) addition or departure of our executive officers and other key personnel; (v) sales or perceived sales of additional securities; (vi) operating and financial performance that vary from the expectations of management, securities analysts and investors; (vii) regulatory changes affecting our industry generally and our business and operations; (viii) announcements of developments and other material events by us or our competitors; (ix) changes in global financial markets and global economies and general market conditions, such as commodity prices, currency rates, etc.; (x) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; (xi) operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; (xii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets; and (xiii) investors’ general perception of the Company and the public’s reaction to our press releases, our other public announcements and our filings with the Canadian securities regulators.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of the Common Shares may be materially adversely affected.

Future sales or issuance of debt or equity securities

Sales or issuances of a substantial number of our Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of our securities could significantly reduce the market price of our Common Shares and the market price could decline. We cannot predict the effect, if any, that future public sales of these Common Shares or the availability of our Common Shares for sale will have on the market price of such Common Shares. If the market price of our Common Shares was to drop as a result, this might impede our ability to raise additional capital and might cause remaining shareholders to lose all or part of their investment.

Future offerings of debt securities, which would rank senior to our Common Shares upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our Common Shares for the purposes of dividend and liquidating distributions, may adversely affect the market price of our Common Shares.

In the future, we may attempt to increase our capital resources by making offerings of debt instruments or other securities convertible into Common Shares. Upon bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Common Shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our Common Shares. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our Common Shares bear the risk of our future offerings reducing the market price of our Common Shares and diluting their ownership interest in the Company.

We will incur increased expenses as a result of being listed on Nasdaq

We expect to incur additional legal, accounting, insurance and other expenses as a result of being listed on Nasdaq, which may negatively impact our performance and could cause our results of operations and financial condition to suffer. Compliance with applicable securities legislation, the rules of the TSX and the rules of Nasdaq increases our expenses, including our legal and accounting costs, and makes some activities more time-consuming and costly.

We also expect a Nasdaq listing to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on the Board or as officers. As a result of the foregoing, we expect an increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in our reported financial information, which in turn could have a material adverse effect on our profitability, results of operations, and financial condition and the trading price of our securities.

Our ability to pay dividends will be dependent on our financial condition

The declaration, timing, amount and payment of dividends are at the discretion of the Board and will depend upon our future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that we will declare a dividend on a quarterly, annual or other basis.

If securities or industry analysts do not publish research or publish unfavourable research about our business, our Common Share price and trading volume could decline

The trading market for the Common Shares will depend on the research and reports that securities or industry analysts publish about the us and our business. We do not have any control over these analysts. We cannot assure that analysts will cover us or provide favourable coverage. If one or more of the analysts who cover us downgrades our stock or changes their opinion of the Common Shares, the price of our Common Shares could decline. If one or more of these analysts cease coverage of Versamet or fail to regularly publish reports, we could lose visibility in the financial markets, which could cause the price and trading volume of the Common Shares to decline.

TSX and Nasdaq Listing

In the future, we may fail to meet the continued listing requirements for our Common Shares to be listed on the TSX or Nasdaq. If the TSX or Nasdaq delists our Common Shares from trading on their exchange, we could face significant material adverse consequences, including: a limited availability of market quotations for our Common Shares; a limited amount of news and analysts’ coverage for us; and a decreased ability to issue additional securities or obtain additional financing in the future.

U.S. shareholders may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers

It may be difficult for security holders in the United States to enforce actions against us on the basis of U.S. securities law liabilities. We are a corporation incorporated in British Columbia, Canada under the BCBCA. A majority of our directors and officers are residents of Canada or other countries and the majority of our assets and our subsidiaries are located outside of the U.S. Consequently, it may be difficult for U.S. shareholders to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. In addition, you should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

Our status as a “foreign private issuer”

We are a “foreign private issuer”, under applicable U.S. federal securities laws, and, therefore, are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Exchange Act of 1934, as amended (the “Exchange Act”), we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements. See “— We may seek exemptions from certain requirements of Nasdaq that would allow us to hold shareholder meetings with a reduced quorum and issue additional shares without shareholder approval” below.

We may seek exemptions from certain requirements of Nasdaq that would allow us to hold shareholder meetings with a reduced quorum and issue additional shares without shareholder approval

As a foreign private issuer whose shares will be listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of Nasdaq. Among other things, as a foreign private issuer we may follow home country practice with regard to the director nomination procedure, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of Nasdaq Listing Rules, which require that we obtain shareholder approval for certain dilutive events such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company, and certain acquisitions of the stock or assets of another company. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance requirements. For example, Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that certain requirements are met. Accordingly, we have elected to follow home country practice in lieu of the requirements under Nasdaq Listing Rule 5635(d), which requires companies to seek shareholder approval for the issuance of securities in connection with certain transactions other than a public offering involving the sale, issuance or potential issuance of our Common Shares at a price less than certain referenced prices, if such shares equal 20% or more of our Common Shares or voting power outstanding before the issuance. Instead, and in accordance with Nasdaq home country accommodations, we comply with applicable Canadian corporate and securities laws, which do not require shareholder approval for such dilutive events.

Our status as an “emerging growth company”

We are an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and we will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of $1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which we have, during the previous three-year period, issued more than $1,000,000,000 in non-convertible debt; and (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 under the Exchange Act. We will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of our second fiscal quarter of such year the aggregate worldwide market value of our common equity held by non-affiliates is $700 million or more.

For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act. We cannot predict whether investors will find our Common Shares less attractive because we rely upon certain of these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and the price of our Common Shares may be more volatile. On the other hand, if we no longer qualify as an emerging growth company, we would be required to divert additional management time and attention from our development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact our business, financial condition and results of operations.

The Company may be, or may become, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any year, which may result in certain adverse tax consequences for U.S. Holders of the Common Shares

In general, a non-U.S. corporation is a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for any taxable year in which (a) 75% or more of the Company’s gross income is passive income or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.

Generally, “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. The Company has not completed a formal assessment of its status as a PFIC for 2025; however, based on its current income, assets, and activities, the Company may have been a PFIC for the fiscal year ended December 31, 2025. The classification of the Company under the PFIC rules will depend, in part, on the U.S. tax characterization of its streaming income, which is uncertain, and whether certain of its income qualifies for the exception for active business gains arising from the sale of commodities for purposes of the PFIC asset and income tests. The determination of whether any corporation is a PFIC for a particular taxable year also depends on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. Accordingly, no assurance can be provided regarding the Company’s PFIC status for its current taxable year or any future taxable year, and there can be no assurance that the Internal Revenue Service (“IRS”) will not challenge the views of the Company concerning its PFIC status. If the Company is a PFIC for any taxable year during which a U.S. Holder holds common shares in the Company, such U.S. Holder could be subject to adverse U.S. federal income tax consequences (whether or not the Company continues to be a PFIC). For example, U.S. Holders may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. Certain elections might be available to mitigate the foregoing adverse tax consequences. Upon request of a U.S. Holder, we intend to provide the information necessary for a U.S. Holder to make applicable elections.

U.S. investors should consult their own tax advisors regarding the implications of the PFIC rules for an investment in common shares of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not involved nor has it been involved in any legal proceedings or regulatory actions and no such proceedings or actions are known by the Company to be contemplated.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this AIF, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of the aggregate votes attached to the Common Shares, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect us.

INTEREST OF EXPERTS

Certain technical and scientific information contained in this AIF was reviewed or approved in accordance with NI 43-101 by Diego Airo, P. Eng., and Executive Vice President, Project Evaluation of Versamet and a “qualified person” as defined in NI 43-101.

KPMG LLP is the independent registered public accounting firm of the Company and has confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant United States professional and regulatory standards.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is TSX Trust Company at its Vancouver, British Columbia office. In connection with the Nasdaq listing, the Company appointed Endeavour Trust Corporation as our transfer agent in the United States.

MATERIAL CONTRACTS

The summary description discloses all material attributes but is not complete and is qualified by reference to the terms of the material agreements, which are available on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Investors are encouraged to read the full text of such material agreements.

The following are our only material contracts that were entered into between January 1, 2025 and as of the date of this AIF, or before that time, but that are still in effect (other than certain agreements entered into in the ordinary course of business):

(a)	Equinox IRA. See “– General Development and History of the Company – 2023 – Existing Investor Rights Agreements”;

(b)	B2Gold IRA. See “– General Development and History of the Company – 2024 – B2Gold Investor Rights Agreement & Amended and Restated Sandstorm Investor Rights Agreement”;

(c)	Tether IRA. See “– General Development and History of the Company – 2025 – Tether and Lundin Investment”;

(d)	Greenstone GPA. See “– General Development and History of the Company – 2023 – Acquisitions”;

(e)	Kiaka Royalty Agreement dated November 30, 2021 amongst Volta II Ltd., B2Gold Corp, and West African Resources Limited;

(f)	Upsized Credit Facility agreement dated March 4, 2026 among Versamet, BMO and NBF, among others. See “– General Development and History of the Company”;

(g)	Kolpa CPA. See “– General Development and History of the Company – 2025 – Kolpa Copper Stream”;

(h)	RP Stream Agreement. See “– General Development and History of the Company – 2025 – Rosh Pinah Stream and Santa Rita Royalty”;

(i)	Santa Rita Royalty Agreement dated September 24, 2025 among AMH (Jersey) Limited, Appian Natural Resources Fund II LP, Appian Natural Resources (UST) Fund II LP, and Atlantic Nickel Mineracao LTDA. See “– General Development and History of the Company – 2025 – Rosh Pinah Stream and Santa Rita Royalty”; and

(j)	Escrow Agreement. See “Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer”.

ADDITIONAL INFORMATION

Additional information relating to Versamet, which is not and shall not be deemed to be incorporated by reference in this AIF, is available electronically on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar. and on the Company’s website at www.versamet.com.

Additional financial information, which is not and shall not be deemed to be incorporated by reference in this AIF, is provided in Versamet’s financial statements and management’s discussion and analysis for its most recently completed financial year.

A-1

Schedule A – Board Mandate

See Attached.

MANDATE OF THE BOARD OF DIRECTORS

Subject to the constating documents of Versamet Royalties Corporation (the “Company”) and applicable law, the Board of Directors of the Company (the “Board”) has a responsibility for the stewardship of the Company, including the responsibility to supervise the management of and oversee the conduct of the business of the Company; provide leadership and direction to management and consider management’s performance in conjunction with the Company’s compensation plans; set policies appropriate for the business of the Company; and approve corporate strategies and goals.

The Board’s fundamental objective is to protect and preserve shareholder value by fostering strong corporate governance practices through its leadership and direction of management and guidance of the Company’s strategic direction.

COMPOSITION

The Board shall use commercially reasonable efforts to ensure a majority of the Board is independent from the Company. For the purposes of this Mandate, the definition of “independent” shall be the definition set out in National Instrument 52-110 Audit Committees, namely that a director is independent if they have no direct or indirect relationship with the Company that could, in the view of the other members of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Members of the Board shall also possess the necessary skills, expertise, diversity, and competencies that the Board is expected to possess. In addition, the members of the Board may be required to satisfy criteria as determined by a stock exchange upon which the Company’s securities are listed and posted for trading.

The directors will be elected each year by the shareholders of the Company at the annual general meeting of shareholders. The Nominating and Governance Committee will recommend to the full Board nominees for election to the Board and the Board will propose nominees to the shareholders for election as directors for the ensuing year.

Note that in due course and when considered appropriate, the Board intends on establishing committees, including a Nominating and Governance Committee, Audit Committee, and Compensation Committee, however as of the date this Mandate was approved, it is the Board’s intention that the duties of these committees will be administered by the Board as a whole. Therefore, any reference to a committee in this Mandate shall mean the Board as a whole until such committee is established.

DUTIES AND RESPONSIBILITIES

a)	A principal responsibility of the Chair of the Board (the “Chair”) will be to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time. The Chair need not be independent of management, however, if the Chair is not independent then the Board shall consider appointing a Lead Director, at the recommendation from the Nominating and Governance Committee.

b)	The Board will ensure that proper limits are placed on management’s authority.

c)	In conjunction with each annual general meeting, the Board shall:

i.	appoint a Chair;

ii.	appoint the senior officers of the Company [and approve the senior management structure of the Company]; and

iii.	appoint committees of the Board.

d)	The Board will ensure that it adopts and maintains appropriate mandates, charters and position descriptions for: the Board, the Chair, the CEO, the committee chairs, as well as for the committees themselves;

e)	The Board shall be responsible for monitoring the performance of the CEO and determining the compensation of the CEO. The Board will receive reports and recommendations from the Chair on both CEO performance and compensation in connection therewith;

f)	From time to time, the Board may appoint special committees to assist the Board in connection with specific matters; and

g)	The Board shall meet not less than four times during each fiscal year. The Board will also meet at any other time at the call of the Chair or any director, subject to the constating documents of the Company.

Management Oversight

The Board will ensure the Company has management with the appropriate skillset and experience. This responsibility is carried out primarily by:

a)	appointing the CEO as the Company's business leader and developing criteria and objectives against which the Board will assess, on an ongoing basis, the CEO's individual performance;

b)	developing and approving corporate objectives which the CEO is responsible for meeting, and assessing the CEO against these objectives; and

c)	developing a position description for the CEO and reviewing performance against such description.

Strategic Planning Process and Risk Management

a)	The Board is responsible for adopting, supervising and providing guidance on the strategic planning process and approving a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business.

b)	The CEO and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of annual and long-term corporate objectives for the Company, which are to be reviewed and approved not less than annually, by the Board.

2

c)	The Board will have a continuing understanding of the principal risks associated with the business, largely through continuous communication with management. The Board will ensure the implementation of appropriate systems to manage any such risks.

d)	The Board will provide guidance to the CEO and senior management team with respect to the Company's ongoing strategic plan. The Board is responsible for monitoring the success of management in implementing the approved strategies and goals.

Internal Controls and Management Information Systems

Through the CEO, management will establish systems to ensure that appropriate and responsible levels of internal controls are in place for the Company. The confidence of the Board in the ability and integrity of management is the paramount control mechanism.

COMMUNICATIONS

a)	The Board will monitor and periodically review the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including:

i.	effective means to enable shareholders to communicate with senior management and the Board; and

ii.	effective channels by which the Company may interact with analysts and all other stakeholders.

b)	The Board will review and if necessary, approve the content of the Company’s major communications to shareholders and the investing public, including interim and annual reports, the Management Information Circular, and any prospectuses that may be issued.

c)	In due course and when considered appropriate, the Board intends on establishing and maintaining a disclosure policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media.

d)	All directors will have open access to the Company’s senior management.

e)	The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

SUCCESSION PLANNING

The Board will regularly consider and develop succession plans for the Chair and CEO. The Board will review succession plans for the officers of the Company regularly with the CEO.

3

BOARD INDEPENDENCE

The Board will, where deemed desirable or necessary, implement appropriate structures and procedures to ensure that the Board can function independently of management which may include the institution of regular meetings of independent directors at every quarterly Board meeting, without the presence of management.

NEW DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The Nominating and Governance Committee, in conjunction with the Chair and the CEO, is responsible for ensuring that new directors are provided with an orientation and education program. The Board will assist the Nominating and Governance Committee in establishing and maintaining an ongoing director education program.

GENERAL OBLIGATIONS

a)	Approve all significant acquisition plans and oversee the allocation of funds and financing for such acquisitions.

b)	Approve any policy for hedging and forward sales of the Company’s products.

c)	Approve all significant policies which in the opinion of the Board would have a direct impact on how the Company carries on its business or on how the Company would be perceived by its stakeholders.

d)	Approve any policy for hedging foreign currency risk.

e)	Approve the annual budget.

f)	Approve any material Company financing(s), including but not limited to: the issue of equity, debentures, convertible debentures, and bank or other borrowings.

g)	Attend, prepare for and be actively involved in regular Board meetings and, if applicable, Board committee meetings.

h)	With the assistance of the Nominating and Governance Committee, develop the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

i)	Adopt and monitor a formal “Code of Ethical Conduct” that will govern the behavior of directors, officers and employees of the Company.

INDEPENDENT ADVISORS

The Board and any committees may at any time retain outside financial, legal or other advisors at the reasonable expense of the Company. Any director may, subject to the approval of the Chair, retain an outside advisor at the expense of the Company.

ADOPTED AND APPROVED by the Board on March 9, 2023.

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B-1

Schedule B – Audit Committee Charter

See Attached.

AUDIT COMMITTEE CHARTER

TABLE OF CONTENTS

I.	INTRODUCTION	1

II.	STATEMENT OF PURPOSE	1

III.	COMMITTEE MEMBERSHIP	1

IV.	COMMITTEE OPERATIONS	2

V.	DUTIES AND RESPONSIBILITIES	3

VI.	THE COMMITTEE CHAIR	6

VII.	COMMITTEE EVALUATION	6

VIII.	ACCESS TO INFORMATION AND AUTHORITY TO RETAIN INDEPENDENT ADVISORS	6

IX.	REVIEW OF CHARTER	7

I.	INTRODUCTION

A.	This Charter sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of Versamet Royalties Corporation (the “Corporation”).

II.	STATEMENT OF PURPOSE

A.	The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

•	financial reporting and related financial disclosure;

•	risk management;

•	internal control over financial reporting and disclosure controls and procedures;

•	the annual independent audit of the Corporation’s financial statements;

•	legal and regulatory compliance;

•	related party transactions; and

•	compliance with public disclosure requirements.

III.	COMMITTEE MEMBERSHIP

A.	The Committee shall consist of as many directors of the Board as the Board may determine (the “Members”), but in any event, not less than three (3) Members. Subject to the permitted venture issuer exemptions contemplated by Part 6 of NI 52-110, each Member shall be independent and financially literate within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”) and any other applicable securities laws and the rules of any stock exchanges upon which the Corporation’s securities are listed. NI 52-110 requires, among other things, that to be independent, a Member be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment. Subject to the permitted venture issuer exemptions contemplated by Part 6 of NI 52-110, no Member shall: (i) accept, directly or indirectly, any consulting or advisory or other compensatory fee from the Corporation or any of its subsidiaries (other than remuneration for acting in his or her capacity as a member of the Board and as a member of Board Committees), or (ii) be an “affiliated entity” within the meaning of NI 52-110.

B.	Members shall be appointed by the Board, taking into account any recommendation that may be made by the Environmental, Social, Governance and Nominating Committee of the Board (the “ESGN Committee”). Any Member may be removed and replaced at any time by the Board, and will automatically cease to be a Member if he or she ceases to meet the qualifications required of Members. The Board will fill vacancies on the Committee by appointment from among qualified directors of the Board, taking into account any recommendation that may be made by the ESGN Committee. If a vacancy exists on the Committee, the remaining Members may exercise all of the Committee’s powers so long as there is a quorum in accordance with Section IV below.

a.	Chair: The Board will designate one of the independent directors of the Board to be the chair of the Committee (the “Chair”) and the Chair may be removed or replaced at any time by the Board, in both cases, taking into account any recommendation that may be made by the ESGN Committee.

b.	Qualifications: Subject to the permitted phase-in periods contemplated by Section 3.2 and Section 3.8 of NI 52-110 and venture issuer exemptions contemplated by Part 6 of NI 52-110, all Members shall be independent and financially literate as described above. Members must have suitable experience and must be familiar with auditing and financial matters.

c.	Attendance of Management and other Persons: The Committee may invite, at its discretion, senior executives of the Corporation or such persons as it sees fit to attend meetings of the Committee and to take part in the discussion and consideration of the affairs of the Committee. The Committee may also require senior executives or other employees of the Corporation to produce such information and reports as the Committee may deem appropriate in the proper exercise of its duties. Senior executives and other employees of the Corporation shall attend a Committee meeting if invited by the Committee. The Committee may meet without senior executives in attendance for a portion of any meeting of the Committee.

d.	Delegation: Subject to applicable law, the Committee may delegate any or all of its functions to any of its Members or any subset thereof, or other persons, from time to time as it sees fit.

IV.	COMMITTEE OPERATIONS

a.	Meetings: The Chair, in consultation with the other Members, shall determine the schedule and frequency of meetings of the Committee. Meetings of the Committee shall be held at such times and places as the Chair may determine. To the extent possible, advance notice of each meeting will be given to each Member unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings of the Committee either in person or by telephone, video or other electronic means. Powers of the Committee may also be exercised by written resolutions signed by all Members.

At the request of the external auditors of the Corporation, the Chief Executive Officer or the Chief Financial Officer of the Corporation or any Member, the Chair shall convene a meeting of the Committee. Any such request shall set out in reasonable detail the business proposed to be conducted at the meeting so requested.

b.	Agenda and Reporting: To the extent possible, in advance of every regular meeting of the Committee, the Chair shall prepare and distribute, or cause to be prepared and distributed, to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials.

The Chair shall report to the Board on the Committee’s activities since the last Board meeting. However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board. Minutes of each meeting of the Committee shall be circulated to the Board following approval of the minutes by the Members. The Committee shall oversee the preparation of, review and approve the applicable disclosure for inclusion in the Corporation’s annual information form.

c.	Secretary and Minutes: The Corporate Secretary of the Corporation may act as secretary of the Committee unless an alternative secretary is appointed by the Committee. The secretary of the Committee shall keep regular minutes of Committee proceedings and shall circulate such minutes to all Members and to the chair of the Board (and to any other director of the Board that requests that they be sent to him or her) on a timely basis.

d.	Quorum and Procedure: A quorum for any meeting of the Committee will be a simple majority of the Members in office. The procedure at meetings will be determined by the Committee. The powers of the Committee may be exercised by a simple majority of Members at a meeting where a quorum is present or by resolution in writing signed by all Members. In the absence of the Chair, the Committee may appoint one of its other Members to act as Chair of any meeting.

e.	Exercise of Power between Meetings: Between meetings, the Chair, or any Member designated for such purpose by the Committee, may, if required in the circumstance, exercise any power delegated by the Committee on an interim basis. The Chair or other designated Member will promptly report to the other Members in any case in which this interim power is exercised.

V.	DUTIES AND RESPONSIBILITIES

A.	The Committee is responsible for performing the duties set out below and any other duties that may be assigned to it by the Board, as well as any other functions that may be necessary or appropriate for the performance of its duties.

a.	Financial Reporting and Disclosure: Review and recommend to the Board for approval, the interim and audited annual financial statements, including the auditors’ report thereon, management’s discussion and analysis, financial reports, press releases related to such financial statements and reports, and other applicable financial disclosure, prior to the public disclosure of such information.

Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents, prior to the public disclosure of such documents or information.

Review with senior executives of the Corporation, and with external auditors, significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards (“IFRS”), with a view to gaining reasonable assurance that financial statements are materially accurate, complete and present fairly the Corporation’s financial position and the results of its operations in accordance with IFRS, as applicable.

Seek to ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, the Corporation’s disclosure controls and procedures and periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration.

b.	Risk Management: Review the Corporation’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

Review and make recommendations to the Board regarding the adequacy of the Corporation’s risk management policies and procedures with regard to identification of the Corporation’s principal risks and implementation of appropriate systems and controls to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Corporation.

c.	Internal Controls and Internal Audit: Review the adequacy and effectiveness of the Corporation’s internal control and management information systems through discussions with senior executives of the Corporation and the external auditor relating to the maintenance of (i) necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Corporation’s transactions; (ii) effective internal control over financial reporting; and (iii) adequate processes for assessing the risk of material misstatements in the financial statements and for detecting control weaknesses or fraud. From time to time the Committee shall assess any requirements or changes with respect to the establishment or operations of the internal audit function having regard to the size and stage of development of the Corporation at any particular time. Satisfy itself, through discussions with senior executives of the Corporation that the adequacy of internal controls, systems and procedures has been periodically assessed in accordance with regulatory requirements and recommendations.

Periodically review the Corporation’s policies and procedures for reviewing and approving or ratifying related- party transactions.

d.	External Audit: Recommend to the Board a firm of external auditors to be nominated for appointment as the external auditors of the Corporation.

Ensure the external auditors report directly to the Committee on a regular basis. Review the independence of the external auditors.

Review and recommend to the Board the fee, scope and timing of the audit and other related services rendered by the external auditors.

Review and approve the audit plan of the external auditors, including the scope and staffing of the audit, prior to the commencement of the audit. Establish and maintain a direct line of communication with the Corporation’s external auditors.

At each meeting, the Committee shall meet in private session, if required, and may meet with the external auditors, with management, and with the Committee members only.

Review and assess the compensation and oversight of the work of the external auditors of the Corporation with respect to preparing and issuing an audit report or performing other audit or review services for the Corporation, including the resolution of issues between senior executives of the Corporation and the external auditors regarding financial reporting. The external auditor shall report directly to the Committee.

Review the results of the external audit and the external auditors’ report thereon, including discussions with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with senior executives of the Corporation and any other matters.

As required, review any material written communications between senior executives of the Corporation and the external auditors and any significant disagreements between the senior executives and the external auditors regarding financial reporting.

Discuss with the external auditors their perception of the Corporation’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto.

Discuss with the external auditors their perception of the Corporation’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks.

Recommend to the Board any change of the external auditors and oversee any such change to ensure compliance with NI 52-110 and other applicable securities laws.

Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

Review and assess, at least annually, the performance of the external auditors, including (i) reviewing and evaluating the lead partner on the external auditor's engagement with the Corporation, and (ii) considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services are compatible with maintaining the auditor's independence.

e.	Associated Responsibilities: Monitor and periodically review the Whistleblower Policy of the Corporation and associated procedures for:

•	the receipt, retention and treatment of complaints received by the Corporation regarding accounting and internal accounting controls or auditing matters;

•	the confidential, anonymous submission by directors, officers and employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

•	any violations of applicable law, rules or regulations that relate to corporate reporting and disclosure, or violations of the Corporation’s Code of Conduct.

Review and approve the Corporation’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of the Corporation.

f.	Non-Audit Services: Pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities, in accordance with NI 52-110 and other applicable securities laws, if any. The Committee may delegate to one or more of its Members the authority to pre-approve non-audit services but pre-approval by such Member or Members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

g.	Other Duties: Direct and supervise the investigation into any matter brought to its attention within the scope of the Committee’s duties. Perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law.

VI.	THE COMMITTEE CHAIR

In addition to the responsibilities of the Chair described above, the Chair has the primary responsibility for overseeing and reporting on the evaluations to be conducted by the Committee, as well as monitoring developments with respect to accounting and auditing matters in general and reporting to the Committee on any related significant developments.

VII.	COMMITTEE EVALUATION

The performance of the Committee shall be evaluated by the Board as part of its regular evaluation of the Board committees.

VIII.	ACCESS TO INFORMATION AND AUTHORITY TO RETAIN INDEPENDENT ADVISORS

The Committee shall be granted unrestricted access to all information regarding the Corporation that is necessary or desirable to fulfill its duties and all directors, officers and employees of the Corporation will be directed to cooperate as requested by Members. The Committee has the authority to retain, at the Corporation’s expense, independent legal, financial, and other advisors, consultants and experts to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve their fees. In selecting such advisors, consultants and experts, the Committee shall take into account factors relevant to their independence from the Corporation’s management and other relevant considerations.

The Committee shall discharge its responsibilities, and shall assess the information provided by the Corporation’s management and the external advisors, in accordance with its business judgment. Members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, and on the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors of the Board are subject under applicable law.

The Committee also has the authority to communicate directly with internal and external auditors. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of the senior executives of the Corporation responsible for such matters and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are directors of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Corporation, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and the Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Corporation’s financial information or public disclosure. This Charter is not intended to change or interpret the constating documents of the Corporation or applicable law or stock exchange rule to which the Corporation is subject, and this Charter should be interpreted in a manner consistent with the constating documents of the Corporation and all applicable laws and rules.

The Board may, from time to time, permit departures from the terms of this Charter, either prospectively or retrospectively. This Charter is not intended to give rise to civil liability on the part of the Corporation or its directors or officers, to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

IX.	REVIEW OF CHARTER

The Committee shall periodically review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

This Charter was adopted by the Board of Directors effective May 12, 2025.